As Filed with the Securities and Exchange Commission on October 29, 2007

Registration File Nos. 333-145064

811-08963

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☐

PRE-EFFECTIVE AMENDMENT NO. 1	☒

POST-EFFECTIVE AMENDMENT NO. _____	☐

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☐

AMENDMENT NO. 23 (Check appropriate box or boxes.)	☒

TIAA-CREF LIFE SEPARATE ACCOUNT VA-1

(Exact name of registrant)

TIAA-CREF LIFE INSURANCE COMPANY

(Name of depositor)

730 Third Avenue

New York, NY 10017-3206

(Address of depositor’s principal executive offices)

Depositor’s Telephone Number, including Area Code: (800) 223-1200

Edward L. Hancock, Esq. TIAA-CREF Life Insurance Company 8500 Andrew Carnegie Boulevard Charlotte, North Carolina 28262-8500 (Name and address of agent for service)	Copy to: Mary E. Thornton, Esq. Sutherland Asbill & Brennan LLP 1275 Pennsylvania Avenue, N.W. Washington, DC 20004-2415

Title of Securities Being Registered: Individual, Deferred Variable Annuity Contracts

Approximate Date of Proposed Public Offering: November 1, 2007

Title of Securities Being Registered: Individual Flexible Premium Deferred Variable Annuity Contract

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

2

PROSPECTUS

NOVEMBER 1, 2007

INTELLIGENT VARIABLE ANNUITY

Individual Flexible Premium Deferred Variable Annuity Contract Funded Through

TIAA-CREF Life Separate Account VA-1 of TIAA-CREF Life Insurance Company

This prospectus describes information you should know before investing in the Intelligent Variable Annuity, an individual deferred variable annuity contract offered by TIAA-CREF Life Insurance Company (TIAA-CREF Life) and funded through the TIAA-CREF Life Separate Account VA-1 (the “Separate Account”). Before you invest, please read this prospectus carefully, along with the accompanying fund prospectus, and keep it for future reference.

The Contract is designed for individual investors who desire to accumulate funds on a tax-deferred basis for retirement or other long-term investment purposes, and to receive future payment of those funds as lifetime income or through other payment options. Whether the Contract or certain investment options are available to you is subject to approval by regulatory authorities in your state.

You may allocate your Premiums and Accumulation Value to the Investment Accounts of the Separate Account, each of which in turn, invests in one of the following mutual funds (“Portfolios”).

TIAA-CREF Life Bond Fund	Janus Aspen INTECH Risk-Managed Core Portfolio—Service Shares
TIAA-CREF Life Growth Equity Fund	Jennison 20/20 Focus Portfolio—Class II
TIAA-CREF Life Growth & Income Fund	Natural Resources Portfolio—Class II
TIAA-CREF Life International Equity Fund	Value Portfolio—Class II
TIAA-CREF Life Large-Cap Value Fund	Legg Mason Partners Variable Aggressive Growth Portfolio—Class I
TIAA-CREF Life Money Market Fund	Legg Mason Partners Variable Global High Yield Bond Portfolio—Class I
TIAA-CREF Life Real Estate Securities Fund	Legg Mason Partners Variable Small Cap Growth Portfolio—Class I
TIAA-CREF Life Small-Cap Equity Fund	MFS Emerging Growth Series—Initial Class
TIAA-CREF Life Social Choice Equity Fund	MFS Global Equity Series—Initial Class
TIAA-CREF Life Stock Index Fund	MFS Investors Growth Stock Series—Initial Class
Calamos Growth and Income Portfolio	MFS Utilities Series—Initial Class
Credit Suisse Commodity Return Strategy Portfolio	Neuberger Berman Advisers Management Trust Partners Portfolio—I Class
Credit Suisse Global Small Cap Portfolio	Neuberger Berman Advisers Management Trust Regency Portfolio—I Class
Credit Suisse Small Cap Core I Portfolio	PIMCO VIT All Asset Portfolio—Institutional Class
Delaware VIP Diversified Income Series— Standard Class	PIMCO VIT Global Bond Portfolio (Unhedged)— Institutional Class
Delaware VIP International Value Equity Series— Standard Class	PIMCO VIT Real Return Portfolio—Institutional Class
Delaware VIP Small Cap Value Series—Standard Class	Royce Micro-Cap Portfolio—Investment Class
Franklin Income Securities Fund—Class 1	Royce Small-Cap Portfolio—Investment Class
Franklin Small-Mid Cap Growth Securities Fund—Class 1	Wanger International Small Cap Fund
Mutual Shares Securities Fund—Class 1	Wanger Select Fund
Templeton Developing Markets Securities Fund—Class 1	Wanger U.S. Smaller Companies Fund
Janus Aspen Forty Portfolio—Institutional Shares	PVC Equity Income Account I—Class 1
Janus Aspen International Growth Portfolio—Institutional Shares	PVC Mid-Cap Stock Account—Class 1
Janus Aspen Mid Cap Value Portfolio— Institutional Shares

As with all variable annuities, your Accumulation Value can increase or decrease, depending on how well the Investment Account’s mutual fund investment performs over time. TIAA-CREF Life doesn’t guarantee the investment performance of the funds or the Investment Accounts, and you bear the entire investment risk. Note that not all funds are available in all states.

Separate prospectuses for the Portfolios accompany this prospectus. They provide more details on the Portfolios listed above. Note that the accompanying prospectuses for the Portfolios may provide information for other funds that are not available through the Contract. When you consult the accompanying prospectuses, you should be careful to refer only to the information regarding the Portfolios listed above.

More information about the Separate Account and the Contract is on file with the Securities and Exchange Commission (SEC) in a “Statement of Additional Information” (SAI) dated the same date as this prospectus. You can receive a free SAI by calling 877 694-0305. The SAI is “incorporated by reference” into the prospectus; that means it’s legally part of the prospectus. The SAI’s table of contents is on the last page of this prospectus. The SEC maintains a Website (www.sec.gov) that contains the SAI, material incorporated by reference and other information regarding the Separate Account.

The SEC has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

An investment in the Contract is not a deposit of the TIAA-CREF Trust Company, FSB, and is not insured or guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency.

This prospectus outlines the terms of the variable annuity issued by TIAA-CREF Life. It doesn’t constitute an offering in any jurisdiction where such an offering can’t lawfully be made. No dealer, salesman, or anyone else is authorized to give any information or to make any representation about this offering other than what is contained in this prospectus. If anyone does so, you shouldn’t rely on it.

Intelligent Variable Annuity Prospectus	1

DEFINITIONS

Throughout the prospectus, “TIAA-CREF Life,” “we,” and “our” refer to TIAA-CREF Life Insurance Company. “You” and “your” mean any Contractowner or any prospective Contractowner.

The terms and phrases below are defined so you’ll know precisely how we’re using them. To understand some definitions, you may have to refer to other defined terms.

1940 Act.  The Investment Company Act of 1940, as amended.

Administrative Office.  The office you must contact to exercise any of your rights under the Contract. You should send all payments and requests to: TIAA-CREF Life Insurance Company, P.O. Box 724508, Atlanta, Georgia, 31139; Telephone: 877 694-0305.

Accumulation Period.  The period that begins with your first Premium and continues as long as you still have an amount accumulated in the Separate Account.

Accumulation Unit.  A share of participation in the Separate Account.

Accumulation Value.  The total value of your Accumulation Units.

Annuitant.  The natural person whose life is used in determining the annuity payments to be received. The Annuitant may be the Contractowner or another person.

Beneficiary.  Any person or institution named to receive benefits if you die during the Accumulation Period or if you die while any annuity income or death benefit payments remain due. You don’t have to name the same Beneficiary for both of these two situations.

Business Day.  Any day the New York Stock Exchange (NYSE) is open for trading. A Business Day ends at 4 p.m. Eastern Time, or when trading closes on the NYSE, if earlier.

Contract.  The individual, flexible premium, deferred variable annuity described in this prospectus.

Contractowner or Owner.  The person (or persons) who controls all the rights and benefits under a Contract.

General Account.  All of our assets other than those allocated to the Separate Account or to any other TIAA-CREF Life Separate Account.

Income Option.  Any of the ways you can receive annuity income. It is also referred to as an “annuity option.”

Internal Revenue Code (IRC).  The Internal Revenue Code of 1986, as amended.

Investment Account.  A sub-account of the Separate Account that invests its assets in shares of a corresponding Portfolio.

Non-Qualified Contracts.  Annuity Contracts that are not issued in connection with a retirement plan intended to qualify for special federal income tax treatment under the IRC.

Portfolio.  An investment company that is registered with the Securities and Exchange Commission in which an Investment Account is invested. The Contract allows you to indirectly invest in a series of investment companies that are listed on the front page of the prospectus.

Premium.  Any amount you invest in the Contract.

Qualified Contract.  Annuity Contracts that are intended to qualify for special Federal income tax treatment under the IRC Section 408 or 408A.

Second Annuitant.  The natural person whose life is used in determining the annuity payments to be received under the Two-Life Annuities Income Option.

Separate Account.  TIAA-CREF Life Separate Account VA-1, which was established by TIAA-CREF Life under New York State law to fund your variable annuity. The Separate Account holds its assets apart from TIAA-CREF Life’s other assets.

TIAA.  Teachers Insurance and Annuity Association of America. TIAA-CREF Life is an indirect wholly owned subsidiary of TIAA.

TIAA-CREF Life.  TIAA-CREF Life Insurance Company.

2	Prospectus Intelligent Variable Annuity

SUMMARY

Read this summary together with the detailed information you’ll find in the rest of the prospectus.

WHAT IS THE INTELLIGENT VARIABLE ANNUITY?

The Intelligent Variable Annuity is a variable annuity product that allows individual investors to accumulate funds on a tax-deferred basis for retirement or other long-term investment purposes, and to receive future payment based on the amounts accumulated as lifetime income or through other payment options. You generally are not taxed on any earnings or appreciation on the assets in the Contract until money is taken out of the Contract. For Qualified Contracts, the tax deferral is provided through compliance with specialized tax-qualification rules, and investors do not receive any additional tax benefit by purchasing the Contract. Accordingly, if purchasing a Qualified Contract, individuals should consider purchasing this Contract for its death benefits, annuity benefits and other non-tax deferral related benefits.

Under the Intelligent Variable Annuity Contract, you may allocate your Premiums and Accumulation Value among the Investment Accounts of TIAA-CREF Life Separate Account VA-1

As with all variable annuities, your Accumulation Value can increase or decrease, depending on how well the Portfolio underlying the Investment Account performs over time. TIAA-CREF Life doesn’t guarantee the investment performance of the Portfolios or the Investment Accounts, and you bear the entire investment risk.

The Contract is available to you provided it has been approved by the insurance department of your state of residence. Approvals are pending in certain jurisdictions.

WHAT EXPENSES MUST I PAY UNDER THE CONTRACT?

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract.

The first table describes the premium taxes that you will pay and lists certain categories of other Contractowner transaction expenses for comparative purposes. State premium taxes may be deducted depending on your state.

CONTRACTOWNER(S) TRANSACTION EXPENSES
Sales load imposed on purchases (as a percentage of Premiums)	None
Deferred sales load (as a percentage of Premiums or amount surrendered, as applicable)	None
Premium taxes(1) (as a percentage of Premiums, if applicable)	0.5–3.5%
Surrender fees (as a percentage of amount surrendered)	None
Exchange fee	None

(1)	Only applicable in certain states.

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Portfolio fees and expenses.

Annual Maintenance Fee(2)	$25
	Maximum (without fee waiver)	Current (with fee waiver)(3)
Separate Account Annual Expenses (as a percentage of average Accumulation Value)
If Accumulation Value is less than $100,000: (4)
Mortality and expense risk charge	0.40%	0.40%
Administrative expense charge	0.30%	0.10%
Total Separate Account annual charges	0.70%	0.50%
Optional Guaranteed Minimum Death Benefit (“GMDB”) charge	0.10%	0.10%
Total Separate Account annual charges with optional GMDB	0.80%	0.60%

(2)

We impose the annual maintenance fee on every anniversary of your Contract and on surrender. The annual maintenance fee is waived if your Accumulation Value exceeds $25,000 on the anniversary date of your Contract or the date of surrender. If your Accumulation Value in the TIAA-CREF Life Money Market Investment Account is greater than the amount of the maintenance fee, the fee will be deducted from the TIAA-CREF Life Money Market Investment Account. Otherwise, the fee will be deducted from among the Investment Accounts in proportion to the Accumulation Value in each Investment Account.

(3)

We currently waive a portion of the Administrative Expense Charge, so that the current Administrative Expense Charge is 0.10%. We will provide at least three months’ notice before we raise the Administrative Expense Charge above 0.10%.

(4)	We will reduce the mortality and expense risk charge as Accumulation Value increases, as follows:

	Maximum (without fee waiver)	Current (with fee waiver)
If Accumulation Value is between $100,000—$500,000:
Mortality and expense risk charge	0.25%	0.25%
Administrative expense charge	0.30%	0.10%
Total Separate Account annual charges	0.55%	0.35%
Optional GMDB charge	0.10%	0.10%
Total Separate Account annual charges with GMDB	0.65%	0.45%
If Accumulation Value is greater than $500,000:
Mortality and expense risk charge	0.15%	0.15%
Administrative expense charge	0.30%	0.10%
Total Separate Account annual charges	0.45%	0.25%
Optional GMDB charge	0.10%	0.10%
Total Separate Account annual charges with GMDB	0.55%	0.35%

Intelligent Variable Annuity Prospectus	3

In addition, after the first 10 contract years, we will not assess a mortality and expense risk charge, as follows:

	Maximum (without fee waiver)	Current (with fee waiver)
Mortality and expense risk charge	0.00%	0.00%
Administrative expense charge	0.30%	0.10%
Total Separate Account annual charges	0.30%	0.10%
Optional GMDB charge	0.10%	0.10%
Total Separate Account annual charges with GMDB	0.40%	0.20%

ANNUAL PORTFOLIO OPERATING EXPENSES:

The next table show the highest and lowest total operating expenses charged by the Portfolios that you may pay periodically during the time you own the Contract, both before and after any contractual fee waivers or reimbursements. These are based on the management fees, distribution (Rule 12b-1) fees, and other expenses charged by the Portfolios during the fiscal year ended December 31, 2006. Expenses of the Portfolios may be higher or lower in the future. More detail concerning each Portfolio’s fees and expenses is contained in the prospectus for each Portfolio.

	Minimum	Maximum
Gross Total Annual Portfolio Operating Expenses (before any contractual waivers or reimbursements) (expenses that are deducted from Portfolio assets, including management fees, distribution (12b-1) fees, and other expenses)	0.06%	1.86%
Net Total Annual Portfolio Operating Expenses (net of any contractual waivers or reimbursements) (expenses that are deducted from Portfolio assets, including management fees, distribution (12b-1) fees, and other expenses)[1]	0.06%	1.56%

[1]	More detail concerning the Portfolios’ contractual waivers and reimbursements can be found in the footnotes accompanying the next table.

The following table shows the fees (including management fees, distribution (Rule 12b-1) fees, and other expenses) charged by each Portfolio as a percentage of average daily net assets for the fiscal year ended December 31, 2006. Each Portfolio also may impose redemption or other fees that are not included in the table. Please see “Market Timing/Transfer Policies” in this prospectus and also refer to the Portfolio prospectuses for more information.

Portfolio	Management Fees	Distribution (12b-1) or Service Fees	Other Expenses	Acquired Fund Fees and Expenses	Gross Total Annual Portfolio Operating Expenses	Contractual Fee Waivers and Reimbursements	Net Total Annual Portfolio Operating Expenses
TIAA-CREF Life Bond Fund[1]	0.10%	0.00%	0.00%	0.00%	0.10%	0.00%	0.10%
TIAA-CREF Life Growth Equity Fund[1]	0.25%	0.00%	0.00%	0.00%	0.25%	0.00%	0.25%
TIAA-CREF Life Growth & Income Fund[1]	0.23%	0.00%	0.00%	0.00%	0.23%	0.00%	0.23%
TIAA-CREF Life International Equity Fund[1]	0.29%	0.00%	0.00%	0.00%	0.29%	0.00%	0.29%
TIAA-CREF Life Large-Cap Value Fund[1]	0.24%	0.00%	0.00%	0.00%	0.24%	0.00%	0.24%
TIAA-CREF Life Money Market Fund[1]	0.06%	0.00%	0.00%	0.00%	0.06%	0.00%	0.06%
TIAA-CREF Life Real Estate Securities Fund[1]	0.25%	0.00%	0.00%	0.01%	0.26%	0.00%	0.26%
TIAA-CREF Life Small-Cap Equity Fund[1]	0.10%	0.00%	0.00%	0.00%	0.10%	0.00%	0.10%
TIAA-CREF Life Social Choice Equity Fund[1]	0.07%	0.00%	0.00%	0.01%	0.08%	0.00%	0.08%
TIAA-CREF Life Stock Index Fund[1]	0.06%	0.00%	0.00%	0.00%	0.06%	0.00%	0.06%
Calamos Growth and Income Portfolio	0.75%	0.00%	0.53%	0.00%	1.28%	0.00%	1.28%
Credit Suisse Commodity Return Strategy Portfolio[2]	0.50%	0.25%	0.51%	0.00%	1.26%	0.00%	1.26%
Credit Suisse Global Small-Cap Portfolio[2]	1.25%	0.00%	0.31%	0.00%	1.56%	0.00%	1.56%
Credit Suisse Small-Cap Core I Portfolio[3]	0.89%	0.00%	0.22%	0.00%	1.11%	0.00%	1.11%
Delaware VIP Diversified Income Series—Standard Class[4]	0.65%	0.00%	0.13%	0.00%	0.78%	0.00%	0.78%
Delaware VIP International Value Equity Series—Standard Class[5]	0.85%	0.00%	0.15%	0.00%	1.00%	0.00%	1.00%
Delaware VIP Small-Cap Value Series—Standard Class[6]	0.72%	0.00%	0.11%	0.00%	0.83%	0.00%	0.83%
Franklin Income Securities Fund—Class 1[7]	0.46%	0.00%	0.01%	0.00%	0.47%	0.00%	0.47%
Franklin Small-Mid Cap Growth Securities Fund—Class 1[8]	0.48%	0.00%	0.29%	0.01%	0.78%	0.01%	0.77%
Mutual Shares Securities Fund—Class 1	0.60%	0.00%	0.21%	0.00%	0.81%	0.00%	0.81%
Templeton Developing Markets Securities Fund—Class 1	1.23%	0.00%	0.24%	0.00%	1.47%	0.00%	1.47%
Janus Aspen Forty Portfolio—Institutional Shares[11,12]	0.64%	0.00%	0.06%	0.00%	0.70%	0.00%	0.70%
Janus Aspen International Growth Portfolio—Institutional Shares[11,12]	0.64%	0.00%	0.07%	0.00%	0.71%	0.00%	0.71%

4	Prospectus Intelligent Variable Annuity

Portfolio	Management Fees	Distribution (12b-1) or Service Fees	Other Expenses	Acquired Fund Fees and Expenses	Gross Total Annual Portfolio Operating Expenses	Contractual Fee Waivers and Reimbursements	Net Total Annual Portfolio Operating Expenses
Janus Aspen Mid-Cap Value Portfolio-Institutional Shares[10,11,12]	0.64%	0.00%	0.30%	0.02%	0.96%	0.00%	0.96%
Janus Aspen INTECH Risk-Managed Core Portfolio—Service Shares[9,10,11,12]	0.50%	0.25%	1.11%	0.00%	1.86%	0.41%	1.45%
Jennison 20/20 Focus Portfolio—Class II13	0.75%	0.25%	0.22%	0.00%	1.22%	0.00%	1.22%
Natural Resources Portfolio—Class II13,14	0.45%	0.25%	0.19%	0.00%	0.89%	0.00%	0.89%
Value Portfolio—Class II13,14	0.40%	0.25%	0.18%	0.00%	0.83%	0.00%	0.83%
Legg Mason Partners Variable Aggressive Growth Portfolio— Class I15	0.75%	0.00%	0.02%	0.00%	0.77%	0.00%	0.77%
Legg Mason Partners Variable Global High Yield Bond Portfolio—Class I16	0.80%	0.00%	0.18%	0.00%	0.98%	0.00%	0.98%
Legg Mason Partners Variable Small Cap Growth Portfolio—Class I17	0.75%	0.00%	0.13%	0.00%	0.88%	0.00%	0.88%
MFS Emerging Growth Series—Initial Class[18]	0.75%	0.00%	0.12%	0.00%	0.87%	0.00%	0.87%
MFS Global Equity Series—Initial Class[18,19]	1.00%	0.00%	0.49%	0.00%	1.49%	0.34%	1.15%
MFS Investors Growth Stock Series—Initial Class[18]	0.75%	0.00%	0.12%	0.00%	0.87%	0.00%	0.87%
MFS Utilities Series—Initial Class[18]	0.75%	0.00%	0.11%	0.00%	0.86%	0.00%	0.86%
Neuberger Berman Advisers Management Trust Partners Portfolio—I Class[20]	0.83%	0.00%	0.08%	0.00%	0.91%	0.00%	0.91%
Neuberger Berman Advisers Management Trust Regency Portfolio—I Class[20]	0.85%	0.00%	0.11%	0.00%	0.96%	0.00%	0.96%
PIMCO VIT All Asset Portfolio—Institutional Class[21]	0.175%	0.00%	0.25%	0.61%	1.035%	0.00%	1.035%
PIMCO VIT Global Bond Portfolio (Unhedged)—Institutional Class[22]	0.25%	0.00%	0.50%	0.00%	0.75%	0.00%	0.75%
PIMCO VIT Real Return Portfolio—Institutional Class[23]	0.25%	0.00%	0.25%	0.00%	0.50%	0.00%	0.50%
PVC Equity Income Account I—Class 1 (Formerly WM Equity Income Fund)	0.49%	0.00%	0.04%	0.00%	0.53%	0.00%	0.53%
PVC Mid Cap Stock Account—Class 1 (Formerly WM Mid Cap Stock Fund)	0.75%	0.00%	0.01%	0.00%	0.76%	0.00%	0.76%
Royce Micro-Cap Portfolio—Investment Class	1.25%	0.00%	0.06%	0.00%	1.31%	0.00%	1.31%
Royce Small-Cap Portfolio—Investment Class	1.00%	0.00%	0.08%	0.00%	1.08%	0.00%	1.08%
Wanger International Small Cap Fund[24]	0.91%	0.00%	0.10%	0.00%	1.01%	0.00%	1.01%
Wanger Select Fund[25]	0.85%	0.00%	0.09%	0.00%	0.94%	0.00%	0.94%
Wanger U.S. Smaller Companies Fund[26]	0.90%	0.00%	0.05%	0.00%	0.95%	0.00%	0.95%

[1]

Because the Portfolio’s investment manager is responsible for providing or obtaining at its own expense all services necessary to operate the Portfolio on a day-to-day basis, the Portfolio’s Other Expenses are included in the Management Fee. “Acquired Fund Fees and Expenses include the Social Choice Equity and Real Estate Securities Funds’ proportionate amount of the expenses of other investment vehicles in which they invest. These Acquired Fund Fees and Expenses are not paid directly by fund shareholders. Instead, shareholders bear these expenses indirectly because they reduce the performance of the investment vehicles in which the funds invest. Therefore, these funds’ actual operating expenses will continue to be 0.07% and 0.25%, respectively (which will correlate with the expenses shown in the funds’ shareholder reports).

[2]

Certain fees and expenses of the Commodity Return Strategy Portfolio are expected to be voluntarily waived or reimbursed, but may be discontinued at any time. If these waivers and reimbursements are taken into effect, the Portfolio’s management fee would be 0.19%, resulting in a total voluntary fee waiver and reimbursement of 0.31% and Net Total Annual Portfolio Operating Expenses of 0.95%. Certain fees and expenses of the Global Small-Cap Portfolio are expected to be voluntarily waived or reimbursed, but may be discontinued at any time. If these waivers and reimbursements are taken into effect, the Portfolio’s management fee would be 1.09%, resulting in a total voluntary fee waiver and reimbursement of 0.16% and Net Total Annual Portfolio Operating Expenses of 1.40%.

[3]

Effective December 1, 2006, the Portfolio’s management fee was reduced from 0.90% of average daily net assets to 0.70% of average daily assets. Certain fees and expenses of this Portfolio are expected to be voluntarily waived or reimbursed, but may be discontinued at any time. If these waivers and reimbursements are taken into effect, the Portfolio’s management fee would be 0.70%, resulting in a total voluntary fee waiver and reimbursement of 0.00% and Net Total Annual Portfolio Operating Expenses of 0.92%.

Intelligent Variable Annuity Prospectus	5

[4]

The investment advisor for the Delaware VIP Diversified Income Series is Delaware Management Company (“DMC”). Since inception through April 30, 2006, and May 1, 2006 through April 30, 2007, the advisor contractually waived its Management Fee and/or reimbursed the Series for expenses so that total expenses (excluding any taxes, interest, inverse floater program expenses, brokerage fees, certain insurance costs, and non-routine expenses or costs, including, but not limited to, those relating to reorganizations, litigation, certain Trustee retirement plan expenses, conducting shareholder meetings, and liquidations (collectively, “non-routine expenses]) would not exceed 0.80% and 0.81%, respectively. Under its Management Agreement, the Series pays a Management Fee based on average daily net assets as follows: 0.65% on the first $500 million, 0.60% on the next $500 million, 0.55% on the next $1.5 billion, 0.50% on assets in excess of $2.5 billion, all per year.

[5]

The investment advisor for the Delaware VIP International Value Series is Delaware Management Company (“DMC”). For the periods May 1, 2002 through April 30, 2006, and May 1, 2006 through April 30, 2007, the advisor contractually waived its management fee and/or reimbursed the Series for expenses so that total expenses (excluding any taxes, interest, inverse floater program expenses, brokerage fees, certain insurance costs, and non-routine expenses or costs, including, but not limited to, those relating to reorganizations, litigation, certain Trustee retirement plan expenses, conducting shareholder meetings, and liquidations (collectively, “non-routine expenses”) would not exceed 1.00% and 1.08%, respectively. Under its Management Agreement, the Series pays a Management Fee based on average daily net assets as follows: 0.85% on the first $500 million, 0.80% on the next $500 million, 0.75% on the next $1.5 billion, 0.70% on assets in excess of $2.5 billion, all per year.

[6]

The investment advisor for the Delaware VIP Small Cap Value Series is Delaware Management Company (“DMC”). For the periods May 1, 2002 through April 30, 2006, and May 1, 2006 through April 30, 2007, the advisor contractually waived its Management Fee and/or reimbursed the Series for expenses so that total expenses (excluding any taxes, interest, inverse floater program expenses, brokerage fees, certain insurance costs, and non-routine expenses or costs, including, but not limited to, those relating to reorganizations, litigation, certain Trustee retirement plan expenses, conducting shareholder meetings, and liquidations (collectively, “non-routine expenses”) would not exceed 0.95% and 1.03%, respectively. Under its Management Agreement, the Series pays a Management Fee based on average daily net assets as follows: 0.75% on the first $500 million, 0.70% on the next $500 million, 0.65% on the next $1.5 billion, 0.60% on assets in excess of $2.5 billion, all per year.

[7]	The Portfolio administration fee is paid indirectly through the Management Fee.

[8]

The Portfolio’s investment manager has agreed in advance to reduce its fee to reflect reduced services from assets invested by the Fund in a Franklin Templeton money market fund (the acquired fund). This reduction is required by the board of trustees and an exemptive order by the Securities and Exchange Commission.

[9]

The investment manager has contractually agreed to waive certain Portfolios’ Total Annual Portfolio Operating Expenses (excluding brokerage commissions, interest, taxes, and extraordinary expenses) to certain limits until at least May 1, 2008. The expense waivers shown reflect the application of such limits. The expense limits are detailed in the Portfolio’s Statement of Additional Information. Total Annual Portfolio Operating Expenses are stated both with and without contractual expense waivers by the investment manager.

[10]

The Portfolio pays a Management Fee that may adjust up or down based upon the Portfolio’s performance relative to its benchmark index during a measuring period. This fee rate, prior to any performance adjustment, is shown in the table above. Any such adjustment to this fee rate commenced February 2007 and may increase or decrease the Management Fee rate shown in the table by a variable up to 0.15%, assuming constant assets. The Management Fee rate could be even higher or lower than this range, however, depending on asset fluctuations during the measuring period. Refer to the “Management Expenses” section in the Portfolio’s Prospectus for additional information with further description in the Portfolio’s Statement of Additional Information. The Portfolio has entered into an agreement with the investment manager to limit certain expenses. Because a fee waiver will have a positive effect upon the Portfolio’s performance, a fee waiver that is in place during the period when the performance adjustment applies may affect the performance in a way that is favorable to the investment manager. It is possible that the cumulative dollar amount of additional compensation ultimately payable to the investment manager may, under some circumstances, exceed the cumulative dollar amount of Management Fees waived by the investment manager.

[11]

Acquired Fund Fees and Expenses have been included in the above table. “Acquired Fund” means any underlying portfolio in which the Portfolio invested in during the period. Total Annual Portfolio Operating Expenses shown will not correlate to the Portfolio’s ratio of gross expenses to average net assets appearing in the Financial Highlights tables of the Portfolio’s prospectus, which reflects the operating expenses of a Portfolio and does not include Acquired Fund Fees and Expenses.

[12]	The “Management Fee” is the investment advisory fee paid by each Portfolio to the investment manager.

[13]	Other Expenses for this Portfolio includes a 0.15% administration fee.

[14]

The investment manager has voluntarily agreed to waive a portion of its Management Fee and/or limit Total Annual Portfolio Operating Expenses (expressed as a percentage of average daily net assets, exclusive of distribution (12b-1) and administration fees) for certain Portfolios of the Fund. These arrangements, which are set forth as follows, may be discontinued or otherwise modified at any time: Natural Resources Portfolio: 0.75% and Value Portfolio: 0.75%.

[15]

The Portfolio has a fee schedule that reduces the Management Fee payable on assets in excess of $1 billion as follows: 0.750% on assets up to and including $1 billion; 0.725% on assets over $1 billion and up to and including $2 billion; 0.700% on assets over $2 billion and up to and including $5 billion; 0.675% on assets over $5 billion and up to and including $10 billion; and 0.650% on assets over $10 billion.

[16]

The Portfolio’s Management Fee is payable in accordance with the following fee schedule: 0.800% on average daily net assets up to and including $1 billion; 0.775% on assets over $1 billion and up to and including $2 billion; 0.750% on assets over $2 billion and up to and including $5 billion; and 0.700% on assets over $5 billion. The Portfolio’s investment manager has voluntarily agreed to waive a portion of its Management Fee and/or reimburse the Portfolio for certain expenses so that the Portfolio’s Gross Total Annual Portfolio Operating Expenses will not exceed 1.00%. This waiver and/or reimbursement may be discontinued at any time. If this waiver is taken into effect, the Portfolio’s Net Total Annual Portfolio Operating Expenses would be 1.00%.

[17]

The Portfolio’s investment manager has voluntarily agreed to waive a portion of its Management Fee and/or reimburse the Portfolio for certain expenses so that the Portfolio’s Gross Total Annual Portfolio Operating Expenses will not exceed 1.50%. This waiver and/or reimbursement may be discontinued at any time.

[18]

The Portfolio has entered into an expense offset arrangement that reduces the Portfolio’s custodian fee based upon the amount of cash maintained by the Portfolio with its custodian and dividend disbursing agent. Such fee reduction is not reflected in the table. Had this fee reduction been taken into account, Net Total Annual Portfolio Operating Expenses would be lower.

6	Prospectus Intelligent Variable Annuity

[19]

The Portfolio’s investment manager has contractually agreed to bear the Portfolio’s expenses, such that Other Expenses determined without giving effect to the expense offset arrangement described in the prior footnote do not exceed 0.15% annually. This written agreement excludes Management Fees, Distribution (12b-1) and Service Fees, taxes, extraordinary expenses, brokerage and transaction costs and investment-related expenses and will continue until at least April 30, 2008.

[20]

The Portfolio’s investment manager has contracted to waive fees and/or reimburse certain operating expenses (including, for Regency Portfolio, compensation of the investment manager) through December 31, 2010 in order to prevent Gross Total Annual Portfolio Operating Expenses (excluding taxes, interest, extraordinary expenses, brokerage commissions and transaction costs) from exceeding 1.00% (for the Partners Portfolio) and 1.50% (for the Regency Portfolio). The expense limitation arrangements for the Portfolios are contractual and any excess expenses can be repaid to the investment manager within three years of the year incurred, provided such recoupment would not cause a Portfolio to exceed its respective limitation.

[21]

Acquired Fund Fees and Expenses for the Portfolio are estimated based upon an allocation of the Portfolio’s assets among the underlying funds and upon the total annual operating expenses of the Institutional shares of these underlying funds. Acquired Fund Fees and Expenses will vary with changes in the expenses of the underlying funds, as well as allocation of the Portfolio’s assets, and may be higher than those reflected.

[22]	Other Expenses reflects an administrative fee of 0.50%.

[23]	Other Expenses reflects an administrative fee of 0.25%.

[24]

The Portfolio pays a Management Fee of 0.91%. The Portfolio’s investment manager has implemented a breakpoint schedule for the Portfolio’s Management fees. The Management Fees charged to the Portfolio will decline as Portfolio assets grow and will continue to be based on a percentage of the Portfolio’s daily assets. The breakpoint schedule for the Portfolio is as follows: 1.15% for assets up to $100 million; 1.00% for assets in excess of $100 million and up to $250,000; 0.95% for assets in excess of $250 million and up to $500 million; and 0.85% for assets in excess of $500 million.

[25]

The Portfolio pays a Management Fee of 0.85%. The Portfolio’s investment manager has undertaken to limit the Portfolio’s annual expenses to 1.35% of its average net assets. This expense is contractual and will terminate on April 30, 2008.

[26]

The Portfolio pays a Management Fee of 0.90%. The Portfolio’s investment manager has implemented a breakpoint schedule for the Portfolio’s Management Fee. The Management Fee charged to the Portfolio will decline as Portfolio assets grow and will continue to be based on a percentage of the Portfolio’s average daily assets. The breakpoint schedule for the Portfolio is as follows: 0.99% for assets up to $100 million; 0.94% for assets in excess of $100 million and up to $250,000; and 0.89% for assets in excess of $250 million.

The fee and expense information relating to the Portfolios was provided by the Portfolios or their investment managers. We have not and cannot independently verify either the accuracy or completeness of such information.

Portfolio expenses are deducted from each underlying Portfolio before TIAA-CREF Life is provided with the Portfolio’s daily net asset value. TIAA-CREF Life then deducts Separate Account charges from the net asset value of the corresponding Investment Account.

Examples

The next two tables provide examples that are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contractowner transaction expenses, Contract fees, Separate Account annual expenses, and annual Portfolio operating expenses.

These examples assume that you invest $10,000 in the Contract for the time periods indicated and that your investment has a 5% return each year. The examples also assume the full annual Contract maintenance fee of $25 is charged. The examples also assume that the Accumulation Value is less than $100,000, and thus the full mortality and expense risk charge of 0.40% is assessed.

The first example also assumes the current administrative expense charge waiver is in place for each period (and thus the administrative expense charge is 0.10%). The second example assumes that there is no administrative expense charge waiver (and thus the administrative expense charge is 0.30%). In both examples, we show you the costs assuming either the maximum or the minimum fees and expenses of the Portfolios. We also show you the costs if the GMDB option is chosen or not chosen.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be (whether or not your surrender or annuitize your Contract at the end of the applicable time period):

EXAMPLE WITH ADMINISTRATIVE EXPENSE CHARGE WAIVER	1 Year	3 Years	5 Years	10 Years
Maximum Portfolio fees & expenses—no GMDB	$264	$811	$1,385	$2,946
Maximum Portfolio fees & expenses—with GMDB	$274	$842	$1,436	$3,046
Minimum Portfolio fees & expenses—no GMDB	$82	$254	$438	$951
Minimum Portfolio fees & expenses—with GMDB	$92	$286	$493	$1,072

EXAMPLE WITHOUT ADMINISTRATIVE EXPENSE CHARGE WAIVER	1 Year	3 years	5 Years	10 Years
Maximum Portfolio fees & expenses—no GMDB	$284	$871	$1,485	$3,145
Maximum Portfolio fees & expenses—with GMDB	$294	$901	$1,535	$3,243
Minimum Portfolio fees & expenses—no GMDB	$103	$318	$547	$1,192
Minimum Portfolio fees & expenses—with GMDB	$113	$349	$602	$1,311

Intelligent Variable Annuity Prospectus	7

These tables are provided to help you understand the various expenses you would bear directly or indirectly as an Owner of a Contract. Remember that they don’t represent actual past or future expenses or investment performance. Actual expenses may be higher or lower. For more information, see “Charges,” below.

Because the Contract was not offered for sale prior to December 31, 2006, condensed financial information is not available.

HOW DO I PURCHASE A CONTRACT?

To purchase a Contract, you must complete an application and make an initial payment of at least $2,500 (this amount may differ for Qualified Contracts). Additional Premium, including under an automatic investment plan using Electronic Funds Transfers (EFT), must be at least $50. For details, see “Purchasing a Contract and Remitting Premiums.”

CAN I CANCEL MY CONTRACT?

You can examine the Contract and return it to TIAA-CREF Life for a refund, until the end of the “free look” period specified in your Contract (which is a minimum of 10 days, but varies by state). In states that permit it, we’ll refund the Accumulation Value calculated on the date that you returned the Contract and the refund request to us. (Note that the value of your initial Premium may have gone down during the period.) In states that don’t allow us to refund Accumulation Value only, we’ll refund the greater of the Accumulation Value and the Premiums you paid to the Contract. We will consider the Contract returned on the date it’s postmarked and properly addressed with postage pre-paid or, if it’s not postmarked, on the day we receive it at our Administrative Office. We will send you the refund within 7 days after we get written notice of cancellation and the returned Contract. If you live in a state that requires refund of Premiums, Premiums will be allocated to the TIAA-CREF Life Money Market Investment Account during the “free look” period. For details, see “Purchasing a Contract and Remitting Premiums

CAN I TRANSFER AMONG THE INVESTMENT OPTIONS OR MAKE CASH WITHDRAWALS FROM THE CONTRACT?

Subject to limitations, you may transfer portions of your Accumulation Value among the Investment Accounts. For details, see “Transfers” and “Market Timing/Transfer Policies.”

You may surrender your Contract or take cash withdrawals at any time before the annuity starting date. All cash withdrawals must be for at least $1,000 or your entire Accumulation Value. For details, see “Cash Withdrawals.” Cash withdrawals may be taxed and you may have to pay a tax penalty if you take a cash withdrawal before age 59 1/2.

WHAT ARE MY OPTIONS FOR RECEIVING ANNUITY PAYMENTS UNDER THE CONTRACT?

Guaranteed fixed annuity payments are available under the Contract and are payable from the General Account. The Contract offers a variety of annuity options, including: One-Life Annuities, which pay income as long as the Annuitant lives or until the end of a specified guaranteed period, whichever is longer; Fixed-Period Annuities, which pay income for a period of between 2 and 30 years; and Two-Life Annuities, which pay income as long as the Annuitant lives, then continues at either the same or a reduced level for the life of the Second Annuitant or until the end of a specified guaranteed period, whichever is greater. For details, see “The Contract—the Annuity Period.”

WHAT DEATH BENEFITS ARE AVAILABLE UNDER THE CONTRACT?

A death benefit will be paid to your Beneficiary(ies) if either Owner or Annuitant die during the Accumulation Period. The amount of the death benefit is the Accumulation Value on the Valuation Day we authorize payment of the death benefit. If, however, you have elected the Guaranteed Minimum Death Benefit (available for an extra charge), and this amount is greater than the Accumulation Value, we will instead pay the Guaranteed Minimum Death Benefit. For details, see “Death Benefits.”

TIAA-CREF LIFE INSURANCE COMPANY AND TIAA

The Contracts are issued by TIAA-CREF Life Insurance Company, a stock life insurance company organized under the laws of the State of New York on November 20, 1996. All of the stock of TIAA-CREF Life is held by TIAA-CREF Enterprises, Inc., a wholly-owned subsidiary of Teachers Insurance and Annuity Association of America (TIAA). TIAA-CREF Life’s headquarters are at 730 Third Avenue, New York, New York 10017-3206.

TIAA is a stock life insurance company, organized under the laws of the State of New York. It was founded on March 4, 1918, by the Carnegie Foundation for the Advancement of Teaching. TIAA is the companion organization of the College Retirement Equities Fund (CREF), the first company in the United States to issue a variable annuity. CREF is a nonprofit membership corporation established in the State of New York in 1952. Together, TIAA and CREF, serving approximately 3.2 million people, form the principal retirement system for the nation’s education and research communities and one of the largest retirement systems in the world, based on assets under management. As of December 31, 2006, TIAA’s assets were approximately $183.7 billion; the combined assets for TIAA and CREF totaled approximately $406 billion (although neither TIAA nor CREF stands behind TIAA-CREF Life’s guarantees).

8	Prospectus Intelligent Variable Annuity

THE SEPARATE ACCOUNT AND THE PORTFOLIOS

THE SEPARATE ACCOUNT

On July 27, 1998, we established TIAA-CREF Life Separate Account VA-1 as a separate Investment Account under New York law. We own the assets in the Separate Account and we are obligated to pay all benefits under the Contract. We may use the Separate Account to support other variable annuity contracts we issue. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the 1940 Act and qualifies as a “separate account” within the meaning of the federal securities laws. This registration does not involve supervision of the management or investment practices or policies of the Separate Account by the Securities and Exchange Commission.

We have divided the Separate Account into Investment Accounts, each of which invests in shares of one Portfolio. The Investment Accounts buy and sell Portfolio shares at net asset value. Any dividends and distributions from a Portfolio are reinvested at net asset value in shares of that Portfolio.

The assets in the Separate Account are kept separate from our General Account and our other separate accounts. Assets equal to the reserves and contract liabilities of the Separate Account will not be charged with liabilities that arise from any other business we may conduct. We may transfer assets, in excess of the reserves and contract liabilities of the Separate Account, to our General Account. All income, gains and losses, whether or not realized, of an Investment Account will be credited to or charged against that Investment Account without regard to our other income, gains or losses. The valuation of all assets in the Separate Account will be determined in accordance with all applicable laws and regulations. The Separate Account may include other Investment Accounts that are not available under the Policies and are not discussed in this prospectus.

THE PORTFOLIOS

The Separate Account invests in shares of certain Portfolios through various Investment Accounts. The Portfolios are open-end management investment companies registered with the Securities and Exchange Commission (the “SEC”) under the 1940 Act. This registration does not involve supervision of the management or investment practices or policies of the Portfolios by the SEC.

Before investing, carefully read the Portfolios’ prospectuses that accompany this prospectus. The Portfolios’ prospectuses contain more information on each Portfolio’s investment objectives, strategies, limitations, risks, expenses and investment managers.

In addition, the Portfolios’ prospectuses may detail additional fees, limitations or restrictions that may be imposed on the Investment Accounts and that we, in turn, may enforce against a Contract. Statements of Additional Information for each Portfolio are available upon request.

Payments from Portfolios

We (and our affiliates) may receive payments, which may be significant, from some or all of the Portfolios, their investment managers, distributors or affiliates thereof. These payments may be used for a variety of purposes, including payment of expenses that we (and our affiliates) incur in promoting, marketing, and administering the Contract and, in our role as an intermediary, the Portfolios. We (and our affiliates) may profit from these payments. These payments may be derived, in whole or in part, from the management fee deducted from Contract assets. Contractowners, through their indirect investment in the Portfolios, bear the costs of these management fees (see the Portfolios’ prospectuses for more information). The amount of the payments we receive may be based upon a percentage of the Portfolio’s assets owned by the Investment Accounts. These percentages differ from Portfolio to Portfolio. These fees currently range up to 0.25% of the average daily assets of certain Portfolios that are attributable to the Contracts.

Some of the Portfolios have adopted distribution plans pursuant to Rule 12b-1 of the 1940 Act. Under these plans, we or our affiliates may receive some or all of a Portfolio’s 12b-1 fees. These fees currently range up to 0.25% of the average daily assets of certain Portfolios that are attributable to the Contracts. These payments are deducted from the assets of the Portfolios; therefore, they decrease the Portfolios’ investment return.

Selection of Portfolios

We select the Portfolios based on several criteria, including asset class coverage, the strength of the investment manager’s (or sub-adviser’s) reputation and record, investment performance and ability to make payments to us as described above. We review the Portfolios periodically and may remove a Portfolio or limit its availability for future transfers and allocations if we determine that the Portfolio no longer meets one or more of the selection criteria and/or if the Portfolio has not attracted significant allocations from Owners.

We do not provide any investment advice and do not recommend or endorse any particular Portfolio. You are responsible for choosing your Investment Accounts and your allocations so that they are appropriate for your specific circumstances, including your goals, financial situation and risk tolerance. You should monitor and periodically review your Investment Account selections and allocations to determine if they are still appropriate.

Intelligent Variable Annuity Prospectus	9

Portfolio Investment Managers, Investment Objectives and Primary Strategies

The following table summarizes each Portfolio’s investment objective(s). There is no assurance that any of the Portfolios will achieve its stated objective(s). You can find more detailed information about the Portfolios, including a description of risks and expenses, in the Portfolio prospectuses that accompany this prospectus. You should read these prospectuses carefully.

Portfolio	Investment Manager	Investment Objective/Primary Strategy
TIAA-CREF Life Bond Fund—Investment Class	Teachers Advisors, Inc.	Seeks as favorable a long-term return through income as is consistent with preserving capital, primarily from fixed-income securities.
TIAA-CREF Life Growth Equity Fund	Teachers Advisors, Inc.	Seeks a favorable long-term return, mainly through capital appreciation, primarily from equity securities.
TIAA-CREF Life Growth & Income Fund	Teachers Advisors, Inc.	Seeks a favorable long-term total return through both capital appreciation and investment income, primarily from income-producing equity securities.
TIAA-CREF Life International Equity Fund	Teachers Advisors, Inc.	Seeks a favorable long-term total return, mainly through capital appreciation, primarily from equity securities of foreign issuers.
TIAA-CREF Life Large-Cap Value Fund	Teachers Advisors, Inc.	Seeks a favorable long-term return, mainly through capital appreciation, primarily from equity securities of large domestic companies.
TIAA-CREF Life Money Market Fund	Teachers Advisors, Inc.	Seeks high current income consistent with maintaining liquidity and preserving capital by investing in high-quality short-term money market instruments.
TIAA-CREF Life Real Estate Securities Fund	Teachers Advisors, Inc.	Seeks to obtain a favorable long-term total return through both capital appreciation and current income, by investing primarily in equity and fixed-income securities of companies principally engaged in or related to the real estate industry.
TIAA-CREF Life Small-Cap Equity Fund	Teachers Advisors, Inc.	Seeks a favorable long-term total return, mainly through capital appreciation, primarily from equity securities of smaller domestic companies.
TIAA-CREF Life Social Choice Equity Fund	Teachers Advisors, Inc.	Seeks a favorable long-term total return that reflects the investment performance of the overall U.S. stock market while giving special consideration to certain social criteria.
TIAA-CREF Life Stock Index Fund	Teachers Advisors, Inc.	Seeks a favorable long-term total return, mainly from capital appreciation, by investing primarily in a portfolio of equity securities selected to track the overall U.S. equity markets.
Calamos Growth and Income Fund	Calamos Advisors LLC	Seeks high long-term total return through growth and current income by investing primarily in a diversified portfolio of convertible, equity and fixed-income securities.
Credit Suisse Commodity Return Strategy Portfolio	Credit Suisse Asset Management, LLC	Seeks total return by investing in commodity-linked derivative instruments backed by a portfolio of fixed-income securities.
Credit Suisse Global Small Cap Portfolio	Credit Suisse Asset Management, LLC	Seeks long-term growth of capital by investing in equity securities of small U.S. and foreign companies.
Credit Suisse Small Cap Core I Portfolio	Credit Suisse Asset Management, LLC	Seeks capital growth by maintaining a diversified portfolio of small-cap U.S. companies.
Delaware VIP Diversified Income Series—Standard Class	Delaware Management Company	Seeks maximum long-term total return consistent with reasonable risk; allocates its investments principally among the following 3 sectors of the fixed income market: the U.S. high-yield sector, the U. S. investment grade sector and the international sector.

10	Prospectus Intelligent Variable Annuity

Portfolio	Investment Manager	Investment Objective/Primary Strategy
Delaware VIP International Value Equity Series—Standard Class	Delaware Management Company	Seeks to provide long-term growth without undue risk to principal; invests primarily in foreign equity securities that provide the potential for capital appreciation.
Delaware VIP Small Cap Value Series—Standard Class	Delaware Management Company	Seeks capital appreciation. Under normal circumstances, at least 80% of the Series net assets will be in investments of smaller capitalization companies defined as those having a market capitalization generally less than 3.5 times the dollar-weighted median market capitalization of the Russell 2000 Index at the time of purchase. The Series invests in companies, in the manager’s opinion, that are priced low relative to their underlying value or future earnings potential.
Franklin Income Securities Fund—Class 1	Franklin Advisers, Inc.	Seeks to maximize income while maintaining prospects for capital appreciation. The Fund normally invests in both equity and debt securities. The Fund seeks income by investing in corporate, foreign, and U.S. Treasury bonds as well as stocks with dividend yields the Portfolio’s manager believes are attractive.
Franklin Small-Mid Cap Growth Securities Fund—Class 1	Franklin Advisers, Inc.	Seeks long-term capital growth. The Fund normally invests at least 80% of its net assets in investments of small capitalization (small cap) and mid capitalization (mid cap) companies.
Mutual Shares Securities Fund—Class 1	Franklin Mutual Advisers, LLC	Seeks capital appreciation, with income as a secondary goal. The Fund normally invests primarily in equity securities of companies the manager believes are undervalued. The Fund also invests, to a lesser extent in risk arbitrage securities and distressed companies. .
Templeton Developing Markets Securities Fund—Class 1	Templeton Asset Management Ltd.	Seeks long-term capital appreciation. The Fund normally invests at least 80% of its net assets in emerging market investments and normally invests primarily to predominantly in equity securities.
Janus Aspen Forty Portfolio—Institutional Shares	Janus Capital Management LLC	Seeks long-term growth of capital by investing primarily in a core group of 20-40 common stocks selected for their growth potential.
Janus Aspen International Growth Portfolio—Institutional Shares	Janus Capital Management LLC	Seeks long term growth of capital by investing primarily in securities of issuers from countries outside the U.S. The Portfolio normally invests in securities of issuers from several different countries, excluding the U.S. Although it intends to invest substantially all of its assets in issuers located outside the U.S., it may at times invest in U.S. issuers, and it may, under unusual circumstances, invest all of its assets in a single country. The Portfolio may have significant exposure to emerging markets. Within the parameters of its specific investment policies, the portfolio may invest without limit in foreign equity and debt securities, which may include investments in emerging markets.

Intelligent Variable Annuity Prospectus	11

Portfolio	Investment Manager	Investment Objective/Primary Strategy
Janus Aspen Mid Cap Value Portfolio— Institutional Shares	Janus Capital Management LLC Perkins, Wolf, McDonnell and Company, LLC (sub-adviser)	Seeks capital appreciation by investing primarily in common stocks of mid-sized companies whose stock prices the portfolio managers believe to be undervalued. The Portfolio invests, under normal circumstances, at least 80% of its assets plus the amount of any borrowings for investment purposes, in equity securities of companies whose market capitalization falls, at the time of purchase, within the 12-month average of the capitalization range of the Russell Midcap Value Index. The Portfolio focuses on companies that have fallen out of favor with the market or that appear to be temporarily misunderstood by the investment community.
Janus Aspen INTECH Risk-Managed Core Portfolio—Service Shares	Janus Capital Management LLC Enhanced Investment Technologies, LLC (“INTECH”) (sub-adviser)	Seeks long-term growth of capital by investing primarily in common stocks from the universe of the Portfolio’s benchmark index, which is the S&P 500 Index. Stocks are selected for their potential contribution to the long term growth of capital utilizing INTECH’s mathematical investment process.
Jennison 20/20 Focus Portfolio—Class II	Jennison Associates LLC	Seeks long-term growth of capital by investing primarily in up to 40 equity securities of U.S. companies that are selected by the portfolio managers as having strong capital appreciation potential.
Natural Resources Portfolio—Class II	Jennison Associates LLC	Seeks long-term growth of capital by investing in common stocks and convertible securities of natural resource companies and in securities that are related to the market value of some natural resource.
Value Portfolio—Class II	Jennison Associates LLC	Seeks capital appreciation by investing primarily in common stocks that are believed to be undervalued – those stocks that are trading below their underlying asset value, cash generating ability, and overall earnings and earnings growth, and that also have identifiable catalysts that may be able to close the gap between the stock price and what is believed to be the true worth of the company.
Legg Mason Partners Variable Aggressive Growth Portfolio—Class I	Legg Mason Partners Fund Advisor, LLC ClearBridge Advisors, LLC (sub-advisor)	Seeks capital appreciation by investing in common stocks of companies that the manager believes are experiencing, or will experience, growth in earnings and/or cash flow that exceeds the average rate of earnings growth of the companies that comprise the S&P 500 Index.
Legg Mason Partners Variable Global High Yield Bond Portfolio—Class I	Legg Mason Partners Fund Advisor, LLC Western Asset Management Company, (sub-advisor)	Seeks to maximize total return, consistent with the preservation of capital by investing in high yield fixed income securities issued by U.S. and foreign corporations and foreign governments and their agencies and instrumentalities.
Legg Mason Partners Variable Small Cap Growth Portfolio—Class I	Legg Mason Partners Fund Advisor, LLC ClearBridge Advisors, LLC (sub-advisor)	Seeks long-term growth of capital by investing at least 80% of assets in equity securities of companies with small market capitalizations and related investments.
MFS Emerging Growth Series—Initial Class	Massachusetts Financial Services Company	Seeks capital appreciation by normally investing the fund’s assets primarily in equity securities.

12	Prospectus Intelligent Variable Annuity

These Portfolios are not available for purchase directly by the general public, and are not the same as other mutual fund portfolios with very similar or nearly identical names that are sold directly to the public. However, the investment objectives and policies of certain Portfolios available under the Contract may be very similar to the investment objectives and policies of other funds that are or may be managed by the same investment manager. Nevertheless, the investment performance of the Portfolios available under the Contract may be lower or higher than the investment performance of these other (publicly available) portfolios. There can be no assurance, and we make no representation, that the investment performance of any of the Portfolios available under the Contract will be comparable to the investment performance of any other portfolio, even if the other portfolio has the same investment manager, the same investment objectives and policies, and/or a very similar or nearly identical name.

Please read the accompanying prospectuses to obtain more complete information regarding the Portfolios. Keep this prospectus and the Portfolios’ prospectuses for future reference.

CHANGES TO THE SEPARATE ACCOUNT

Where permitted by applicable law, we reserve the right to take certain actions that we deem necessary to serve your best interests and appropriate to carry out the purposes of this Contract. When required by law, we will obtain approval by you, the Securities and Exchange Commission, and/or any appropriate regulatory authority. The actions that we may take include:

•	deregistering the Separate Account under the 1940 Act;

•	operating the Separate Account in any form permitted under the 1940 Act, or in any other form permitted by law;

•	taking any action necessary to comply with or obtain and continue any exemptions from the 1940 Act;

•	transferring any assets from an Investment Account: (a) into another Investment Account or Investment Option; or (b) into one or more Separate Accounts; or (c) into our General Account;

•	adding, combining or removing Investment Accounts in the Separate Account;

•

substituting, for the Portfolio shares held in any Investment Account, the shares of another class issued by the Portfolio, or the shares of another investment company or any other investment permitted by law;

•	change the way we deduct or collect charges under the Contract, but without increasing the charges unless and to the extent permitted by other provisions of this Contract;

•	making any other necessary technical changes in this Contract in order to conform with any action this provision permits us to take; and
•	adding to, eliminating, or suspending your ability to allocate Premiums or transfer Accumulation Value into any Investment Option.

We can add new Investment Accounts in the future that would invest in other Portfolios, funds or other investment vehicles. We don’t guarantee that the Separate Account, any existing Investment Account, or any Investment Account added in the future will always be available. We reserve the right to add or close Investment Accounts, substitute another Portfolio, fund or other investment vehicle without your consent, or combine Investment Accounts or Portfolios. A substituted Portfolio, fund or investment vehicle may have different fees and expenses. Substitutions and Investment Account closings may be made with respect to existing investments or the investment of future Premiums, or both. However, no substitution will be made without any necessary approval of the Securities and Exchange Commission. A Portfolio also may discontinue offering its shares to the Investment Accounts. In addition, we reserve the right to make other structural and operational changes affecting the Separate Account and the Contract.

We will notify you if any of these changes result in a material change in the underlying investments of an Investment Account of the Separate Account to which any part of your Accumulation Value is allocated. Details of any such change will be filed with any regulatory authority where required and will be subject to any required approval.

If you object to a material change and a portion of your Accumulation Value is attributable to the affected Investment Account, then you may transfer that value into another Investment Account.

To effect such transfers, we must receive your Acceptable Request at our Administrative Office within 60 days of the postmarked notice of material change. We will not deduct a transfer charge for this transaction.

VOTING PORTFOLIO SHARES

The Separate Account is the legal owner of the shares of the Portfolios being offered through your Contract. It therefore has the right to vote its shares at any meeting of the Portfolios’ shareholders. Generally, open-end investment companies, such as the Portfolios, do not hold annual meetings of shareholders. However, if and when shareholder meetings are held, we will give you the right to instruct us how to vote the shares attributable to your Contract. If we don’t receive timely instructions, we will vote your shares in the same proportion as the voting instructions received on all outstanding Contracts. Please note that the effect of proportional voting is that a small number of Contractowners may control the outcome of a vote. We may vote the shares of the Portfolios in our own right in some cases, if we determine that we may legally do so.

The number of Portfolio shares attributable to you is determined by dividing your interest in the applicable Investment Account by the net asset value of the underlying Portfolio.

Intelligent Variable Annuity Prospectus	13

THE CONTRACT—THE ACCUMULATION PERIOD

The Contract is an individual flexible-premium (you can contribute varying amounts) deferred annuity that accepts after-tax dollars for Non-Qualified and pre-tax dollars for Qualified Contracts. The rights and benefits of the Contract are summarized below. However, the descriptions you read here are qualified entirely by the Contract itself. We plan on offering the Contract in all fifty states and the District of Columbia, although currently the Contract will not be available to residents in those states where we haven’t yet received regulatory approval.

PURCHASING A CONTRACT AND REMITTING PREMIUMS

Minimum Initial and Maximum Additional Premiums. We will issue you a Non-Qualified Contract as soon as we receive your completed application and your initial Premium at our Administrative Office. Initial Premiums must be for at least $2,500.

For Qualified Contracts you may not make Premium payments in excess of the applicable annual contribution limit as specified in the IRC. For advice on making contributions to a Qualified Contract, please consult you’re your investment or tax advisor.

Please send your check, payable to TIAA-CREF Life Insurance Company, along with the application to:

TIAA-CREF

P.O. Box 724508

Atlanta, GA 31139

Note that we cannot accept money orders, travelers checks, or cash. In addition, we will not accept a third-party check where the relationship of the payor to the Contractowner cannot be identified from the face of the check. We will credit your initial Premium within two Business Days after we receive all necessary information or the Premium itself, whichever is later. If we don’t have the necessary information within five Business Days, we’ll return your initial Premium unless you instruct us otherwise upon being contacted.

Additional Premiums. Subsequent Premiums must be for at least $50. We reserve the right to limit Premiums to no more than $1,000,000 a year. Send a check, payable to TIAA-CREF Life Insurance Company, including your Contract number, to:

TC-Life VA Collections

P.O. Box 933866

Atlanta, GA 31139-3866

These Premiums will be credited as of the Business Day we receive them, and allocated in the same way as your prior Premiums, unless you instruct otherwise. Currently, TIAA-CREF Life will accept Premiums at any time both the Contractowner(s) and the Annuitant(s) are living and your Contract is in the Accumulation Period. However, we reserve the right not to accept Premiums under this Contract after you have been given three months’ notice.

Electronic Payment. You may make initial or subsequent investments by electronic payment. You may also establish an automatic investment plan using Electronic Funds Transfers (EFT) by completing an authorization form. If the automatic investment plan is used for a Qualified Contract, you should consult your tax advisor for advice regarding maximum contributions. A federal wire is usually received the same day and an ACH is usually received by the second day after transmission. Be aware that your bank may charge you a fee to wire funds, although ACH is usually less expensive than a federal wire. Here’s what you need to do:

1.	If you are sending in an initial Premium, send us your application;

2.	Instruct your bank to wire money to:

Wachovia Bank, N.A.

ABA Number 031201467

Avondale, PA

Account of: TIAA-CREF Life Insurance Company

Account Number: 2000035305820

3.	Specify on the wire:

•	Your name, address and Social Security Number(s) or Taxpayer Identification Number

•	Indicate if this is for a new application or existing Contract (provide Contract number if existing)

More About Remitting Premiums. We will not be deemed to have received any Premiums sent to the addresses designated in this prospectus for remitting Premiums, until the third party service that administers the receipt of mail through those addresses has processed the payment on our behalf.

IMPORTANT INFORMATION ABOUT PROCEDURES FOR OPENING A NEW ACCOUNT

To help the U.S. government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions, including us, to obtain, verify and record information that identifies each person who opens an account.

What this means for you: When you open an account, we will ask for your name, address, date of birth, social security number and other information that will allow us to identify you, such as your home telephone number. Until you provide us with the information we need, we may not be able to open an account or effect any transactions for you.

If we are unable to verify your identity, or that of another person authorized to act on your behalf, or if we believe that we have identified potentially criminal activity, we reserve the right to take such action as we deem appropriate, which may include closing your account.

Certain Restrictions. You may only open one Contract in any calendar year. Except as otherwise described in this prospectus, the Contract doesn’t restrict how large your Premiums are or how often you send them, although we reserve the right to impose restrictions in the future.

14	Prospectus Intelligent Variable Annuity

In addition, the total amount of Premiums we accept from any financial advisory firm may be limited. Call us for more information.

We reserve the right to reject any Premium payment or to place dollar limitations on the amount of a Premium. If mandated under applicable law, including federal laws designed to counter terrorism and prevent money laundering, we may be required to reject a Premium payment. We may also be required to block a Contractowner’s account and refuse to pay any request for transfers, withdrawals, surrenders, or death benefits, until instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.

INVESTMENT ACCOUNT ACCUMULATION

At the end of any Business Day, the Accumulation Value in each Investment Account is equal to the number of Accumulation Units in each Investment Account multiplied by the Accumulation Unit value for that Investment Account.

The Number of Accumulation Units in any Investment Account at the end of the day will be increased by:

•	Premiums allocated to that Investment Account; and

•	Transfers from another Investment Account;

And will be decreased by:

•	Deductions of Premium taxes incurred for the Investment Account; and

•	Withdrawals from Accumulation Value in the Investment Account; and

•	Transfers to another Investment Account; and

•	Any portion of the death benefit paid; and

•	Annual maintenance fee that has been deducted from the Investment Account; and

•	Redemption charges imposed by a Portfolio underlying an Investment Account.

Every time you allocate or transfer money to or from an Investment Account, we convert that dollar amount into Accumulation Units. We determine the number of Accumulation Units we credit to, or subtract from, your Contract by dividing the dollar amount of the transaction by the Accumulation Unit value for that Investment Account at the end of the Business Day.

ACCUMULATION UNIT VALUE

We determine an Accumulation Unit value for each Investment Account to reflect how investment performance affects the Accumulation Value. Unit values will vary among Investment Accounts. The Unit value may increase or decrease from one Business Day to the next.

The Accumulation Unit value of any Investment Account at the end of any Business Day equals:

•	The Accumulation Unit value of the Investment Account on the immediately preceding Business Day; multiplied by
•	The net investment factor for that Investment Account on that Investment Day.

The net investment factor:

•	Measures the investment performance of an Investment Account from one Business Day to the next;

•	Increases to reflect investment income and capital gains (realized and unrealized) for the shares of the underlying Portfolio;

•	Decreases to reflect any capital losses (realized and unrealized) for the shares of the underlying Portfolio, as well as the underlying Portfolio expenses; and

•	Decreases to reflect the mortality and expense risk charge which is based upon the following annual rates applied to total value in all Investment Accounts:

•	0.40% if the value of Accumulation Units in all Investment Accounts is less than $100,000;

•	0.25% if the value of Accumulation Units in all Investment Accounts is from $100,000 to $500,000; and

•	0.15% if the value of Accumulation Units in all Investment Accounts is more than $500,000.

•	In contract years 11 and later, the annual rate is 0% regardless of the value of Accumulation Units in all Investment Accounts

•	Decreases to reflect an Administrative Expense charge of 0.10% (0.30% before waiver) for all contract years; and

•	If applicable, decreases to reflect the Guaranteed Minimum Death Benefit (GMDB) charge of 0.10%.

Accumulation Unit values on any non-Business Day are determined using the Unit values as of the most recent prior Business Day. We deduct the mortality and expense risk charge to compensate us for certain mortality and expense risks we assume, and for certain expenses we incur. The mortality risk is the risk that an Annuitant will live for a longer time than we project. The expense risk is the risk that the expenses that we incur will exceed the Contract charges.

In order to accommodate the varying mortality and expense risk charges, as well as the application of the GMDB charge on certain contacts, separate Accumulation Unit values will be maintained via different charge bands. On the last Business Day of each month, we will transfer Accumulation Units between bands if your Accumulation Value on that day increases above or decreases below a particular band breakpoint. In addition, on any Business Day in which you make a Premium or withdrawal, we also will transfer Accumulation Units between bands if the Premium or withdrawal causes your Accumulation Value on that day to increase above or decrease below a particular band breakpoint.

GENERAL CONSIDERATIONS FOR ALL TRANSFERS AND CASH WITHDRAWALS

You can tell us how much you want to transfer or withdraw in dollars, Accumulation Units, or as a percentage of your Accumulation Value.

Intelligent Variable Annuity Prospectus	15

Transfers and cash withdrawals are effective at the end of the Business Day we receive your request and any required information and documentation. Transfers and cash withdrawals made at any time other than during a Business Day will be effective at the close of the next Business Day. You can also defer the effective date of a transfer or cash withdrawal to a future Business Day acceptable to us.

TRANSFERS

You can transfer some (at least $250 at a time) or all of the amount you accumulate under your Contract among the Separate Account’s Investment Accounts. Currently, we don’t limit the number of transfers you may make among the Investment Account options. We do not assess a transfer charge.

To request a transfer, write to or call our Administrative Office, or go to our Web Center’s account access feature at www.tiaa-cref.org. If you make a telephone or Internet transfer at any time other than during a Business Day, it will be effective at the close of the next Business Day. We can suspend or terminate your ability to transfer by telephone, fax, or over the Internet at any time for any reason.

MARKET TIMING/TRANSFER POLICIES

There are Contractowners who may try to profit from transferring money back and forth among Investment Accounts in an effort to “time” the market. As money is shifted in and out of these Accounts, we incur transaction costs and the underlying Portfolios incur expenses for buying and selling securities. In addition, market timing can interfere with efficient portfolio management and cause dilution, if timers are able to take advantage of pricing inefficiencies. These costs are borne by all Contractowners, including long-term investors who do not generate the costs. The Contract is not designed for market timing or frequent trading.

The risk of pricing inefficiencies can be particularly acute for Portfolios invested primarily in foreign securities, such as the TIAA-CREF Life International Equity Investment Account. To discourage market-timing activity and control certain transfer activity, TIAA-CREF Life has adopted the following policies and procedures.

•

We reserve the right to allow you to make only one transfer from any one Investment Account to one or more other Investment Accounts within a 90-day period. We will count as “one transfer” all transfers effected on the same Valuation Day from any one Investment Account to one or more other Investment Accounts.

•

If we regard the transfer activity as disruptive to the Portfolios’ efficient portfolio management, based on the timing or amount of the investment or because of a history of excessive trading by the investor, we may limit a Contractowner’s ability to make transfers by telephone, fax or over the Internet. We also may stop doing business with financial advisors who engage in excessive transfer activity on behalf of their clients. Because we have discretion in applying these policies, it is possible that similar transfer activity could be handled differently because of the surrounding circumstances.

•

We seek to apply our market timing and other transfer policies uniformly to all Contractowners. No exceptions are made with respect to the policies. The Contract is not appropriate for market timing. You should not invest in the Contract if you want to engage in market timing activity.

•	We do not include transfers made pursuant to the dollar cost averaging and automatic account rebalancing programs when applying our Market Timing/Transfer Policies.

•	We reserve the right to modify or terminate our market timing policies or transfer privileges at any time.

Contractowners seeking to engage in market timing may deploy a variety of strategies to avoid detection, and, despite our efforts to discourage market timing, there is no guarantee that TIAA-CREF Life or its agents will be able to identify all market timers or curtail their trading practices. If we do not identify or curtail market timers, there could be dilution in the value of account shares held by long-term Owners, increased transaction costs, and interference with the efficient portfolio management of the affected Investment Account.

Additionally, the Portfolios may have their own policies and procedures to deter market timing and excessive trading, which may include, but are not limited to, trading restrictions and prohibitions, and redemption and other fees. While we reserve the right to enforce these policies and procedures, we may not have the contractual authority or the operational capacity to apply the market timing and excessive trading policies and procedures of the Portfolios. However, we have entered into a written agreement, as required by SEC regulation, with each Portfolio or its principal underwriter that obligates us to provide to the Portfolio promptly upon request certain information about the trading activity of individual Contractowners, and to execute instructions from the Portfolio to restrict or prohibit further purchases or transfers by specific Contractowners who violate the market timing and excessive trading policies established by the Portfolio. Please see the Portfolios’ prospectuses for more information on their various market timing policies and procedures.

In addition, some Portfolios may impose redemption fees on short-term trading (i.e., redemptions of fund shares within a certain number of Business Days after purchase). The Portfolios determine the amount of the redemption charge and the charge is retained by or paid to the Portfolio and not by us. The redemption charge may affect the number and value of Accumulation Units transferred out of the Investment Account that invests in that Portfolio and, therefore, may affect the Accumulation Value in that Investment Account. We reserve the right to administer and collect any such redemption fees from your Accumulation Value on behalf of the Portfolios.

16	Prospectus Intelligent Variable Annuity

CASH WITHDRAWALS

You can withdraw some or all of your Accumulation Value in the Investment Accounts. Cash withdrawals must be for at least $1,000 (or your entire Accumulation Value, if less). Any withdrawal that would reduce your Accumulation Value below $1,000 will be considered a request for a full surrender. Surrenders from Qualified Contracts may be restricted or prohibited. There’s no charge for cash withdrawals.

If you withdraw your entire Accumulation Value in the Separate Account, we’ll cancel your Contract and all of our obligations to you under the Contract will end. We will deduct the annual maintenance fee from any surrender proceeds.

Withdrawals are subject to income tax, and a 10% penalty tax may apply if you are under age 59 1/2. (See “Federal Income Taxes.”)

SYSTEMATIC WITHDRAWALS

If your Accumulation Value is at least $10,000, you may have withdrawals made from one or more of the Investment Accounts on a systematic basis. Systematic withdrawals can be made monthly, quarterly, semi-annually or annually, from the first to the twenty-eighth day of the month. If the scheduled date of a systematic withdrawal is not a Business Day, the withdrawal will be paid on the next Business Day. However, if the next Business Day is in the following calendar month, the withdrawal will be made on the prior Business Day.

The starting date for systematic withdrawals must be at least seven calendar days after we receive all required forms. Systematic withdrawals will continue until the earliest of the following:

•	the date you tell us to stop, or

•	your Accumulation Value in any Investment Account is insufficient, or

•	a withdrawal would cause your Accumulation Value to fall below $1,000, or

•	your death, or

•	the Annuitant’s death.

A periodic withdrawal amount must be either in dollars, or in percentage of Accumulation Value, or in numbers of Accumulation Units. The initial periodic withdrawal amount must be at least $100. Systematic withdrawals paid by check may be subject to a fee of up to $5 per payment. You may not have more than one systematic withdrawal program in effect at any one time.

Systematic withdrawals are not available to you while you own any other deferred annuities issued by us that:

•	accept only after-tax contributions, and

•	were issued during the calendar year in which the Contract was issued, and

•	have an Accumulation Value greater than zero.

Systematic withdrawals are subject to all provisions applicable to withdrawals, except as otherwise provided herein. We may restrict the availability of systematic withdrawals from any new Investment Accounts that are added to your Contract after the issue date of the Contract. We may suspend future systematic withdrawals with ninety days’ written notice to you.

DOLLAR COST AVERAGING

If your Accumulation Value is at least $10,000, you may elect to participate in a dollar cost averaging program by providing us with acceptable notice. Dollar cost averaging is an investment strategy designed to reduce the investment risks associated with market fluctuations. The strategy spreads the allocation of your Premium into the Investment Accounts over a period of time by systematically and automatically transferring, on a periodic basis, specified dollar amounts from the TIAA-CREF Life Money Market Account to any Investment Account(s). This allows you to potentially reduce the risk of investing most of your Premium into the Investment Accounts at a time when prices are high. We do not assure the success of this strategy, and success depends on market trends. We cannot guarantee that dollar cost averaging will result in a profit or protect against loss. You should carefully consider your financial ability to continue the program over a long enough period of time to purchase Accumulation Units when their value is low as well as when it is high.

You choose whether transfers will be made on a monthly or a quarterly basis on the 1st through the 28th day of the month. If you don’t select a timing basis, we will make monthly transfers. Equal amounts (minimum $100) are automatically transferred from the TIAA-CREF Life Money Market Investment Account to your designated “target Investment Options” in the percentages selected. You may have multiple target Investment Options.

The starting date of a dollar cost averaging program must be at least seven calendar days after we receive all required forms, and a dollar cost averaging program can not begin during the “free look” period. We reserve the right to allow you to start only one dollar cost averaging program in any contract year or successive 12 month period. If an automatic account rebalancing program is in effect, a dollar cost averaging program cannot be initiated.

Dollar cost averaging will end if we receive an acceptable request to cancel the participation, the value of the TIAA-CREF Life Money Market Investment Account is insufficient to make the transfer, or the specified number of transfers has been completed. We may suspend dollar cost averaging program transfers with ninety days written notice to you. We reserve the right to terminate the dollar cost averaging program.

This program is excluded from our Market Timing/Transfer Policies. See “Market Timing/Transfer Policies.”

AUTOMATIC ACCOUNT REBALANCING PROGRAM

You may elect to participate in an automatic account rebalancing program by providing us with acceptable notice. Automatic account rebalancing will allow you to maintain

Intelligent Variable Annuity Prospectus	17

your specified allocation mix among the Investment Options. You direct us to readjust your allocations on a monthly, quarterly, semi-annual or annual basis on the 1st through the 28th day of the month.

We reserve the right to allow you to start only one automatic account rebalancing program in any contract year or successive 12-month period. If a dollar cost averaging program is in effect, an automatic account rebalancing program cannot be initiated.

Automatic account rebalancing will end if we receive an acceptable request to cancel your participation. We reserve the right to terminate the automatic account rebalancing program for a particular Contract.

This program is excluded from our Market Timing/Transfer Policies. See “Market Timing/Transfer Policies.”

WITHDRAWALS TO PAY ADVISORY FEES

In certain situations, as agreed to between you and a registered investment adviser, you can set up a program to have money withdrawn directly from your Contract to pay your advisor. You will be required to complete and return certain forms to effect these cash withdrawals, indicating how you want the money to be withdrawn. If you do not specify how you want the money withdrawn, we will make the withdrawal from each of your Investment Accounts on a pro rata basis. If the Contract is Non-Qualified Contract, the withdrawal will be treated like any other distribution; it may be included in gross income for federal tax purposes and, if the Owner is under age 59 1/2, it may be subject to a 10% penalty tax. If the Contract is a Qualified Contract, the withdrawal for the payment of fees may not be treated as a taxable distribution if certain conditions are met. You should consult a tax advisor regarding the tax treatment of the payment of advisor fees from your Contract.

You may use systematic withdrawals to pay these advisory fees. Such withdrawals must be quarterly, not earlier than the seventh Business Day after the end of a calendar quarter. The amount withdrawn must be specified in dollars or in percentage of your Accumulation Value as of the end of the quarter. The financial advisor may request that we stop making withdrawals. We may determine the eligibility of financial advisors for systematic withdrawal payments.

These fees will go to individual registered investment advisers who are not affiliated with us or the Separate Account investment adviser. These fees are not Contract charges retained by us. These fees also are not the investment advisory fees paid by the underlying Portfolios. We will not assess any charge for the withdrawal of these fees.

TAX ISSUES

Make sure you understand the possible federal and other income tax consequences of transfers and cash withdrawals. The consequences can differ depending on whether your Contract is non-qualified or qualified. Cash withdrawals are taxed at the rates for ordinary income—i.e., they are not treated as capital gains. Withdrawals before age 59 1/2 may subject you to early-distribution taxes as well. For details, see “Federal Income Taxes.”

CHARGES

SEPARATE ACCOUNT CHARGES

We deduct charges each Business Day from the assets of each Investment Account for various services required to administer the Separate Account and the Contracts and to cover certain insurance risks borne by TIAA-CREF Life. While TIAA-CREF Life reserves the right to increase the Separate Account charges at any time, we will provide at least three months’ notice before any raise.

Administrative Expense Charge. This charge is for administration and operations, such as allocating Premiums and administering Accumulation Value. The daily deduction is equivalent to 0.30% of Accumulation Value annually. We deduct the charge daily from the net investment factor when calculating the Accumulation Unit values for the Investment Accounts.

We currently waive a portion of the Administrative Expense Charge, so that the current Administrative Expense Charge is 0.10%. While we reserve the right to increase this charge at any time, we will provide at least three months’ notice before we raise the Administrative Expense Charge above 0.10%.

Mortality and Expense Risk Charge. We impose a daily charge as compensation for bearing certain mortality and expense risks in connection with the Contracts. We deduct the charge daily from the net investment factor when calculating the Accumulation Unit values for the Investment Accounts.

The daily deduction is equivalent to the following percentages of Accumulation Value annually:

During the First 10 Contract Years:
If Accumulation Value is less than $100,000:	0.40%
If Accumulation Value is between $100,000 - $500,000:	0.25%
If Accumulation Value is greater than $500,000:	0.15%
After the First 10 Contract Years:	0.00%

On the last Business Day of each month, we will transfer Accumulation Units between bands if your Accumulation Value on that day increases above or decreases below a particular band breakpoint. In addition, on any Business Day in which you make a Premium or withdrawal, we also will transfer Accumulation Units between bands if the Premium or withdrawal causes your Accumulation Value on that day to increase above or decrease below a particular band breakpoint.

Our mortality risks come from our obligations under the Contracts to make annuity payments under the One-Life Annuity and the Two-Life Annuity and to pay death benefits before the Annuity Period begins. We assume the risk of making annuity payments regardless of how long the Annuitant(s) may live or whether the mortality experience of Annuitants as a group is better than expected. We also bear

18	Prospectus Intelligent Variable Annuity

a risk in connection with our Guaranteed Minimum Death Benefit guarantee, since this death benefit may be more than your Accumulation Value.

Our expense risk is the possibility that our actual expenses for administering and marketing the Contract and for operating the Separate Account will be higher than the amount recovered through the administrative expense charge.

If the mortality and expense risk charge isn’t enough to cover our costs, we will absorb the deficit. On the other hand, if the charge more than covers costs, we will profit. We will pay a fee from our General Account assets, which may include amounts derived from the mortality and expense risk charge, to Teachers Personal Investors Services, Inc. (TPIS), the principal underwriter of the Contract.

Guaranteed Minimum Death Benefit Charge. If you elect the Guaranteed Minimum Death Benefit, we will assess an additional charge of 0.10% of Accumulation Value, on an annual basis, as compensation for providing this guaranteed benefit. We deduct the charge daily from the net investment factor when calculating the Accumulation Unit values for the Investment Accounts.

OTHER CHARGES AND EXPENSES

Portfolio Expenses. Certain deductions and expenses of the underlying Portfolios are paid out of the assets of the Portfolios. These expenses include charges for portfolio accounting, custody, and similar services provided for the Portfolio. The Portfolios’ investment advisers also are entitled to an annual management fee based on a percentage of the average daily net assets of each Portfolio. Portfolio expenses may change periodically. For further information, consult the Portfolios’ prospectuses and the Annual Operating Expense table included in the summary of this prospectus.

No Deductions from Premiums. The Contract provides for no front-end charges.

Premium Taxes. Currently, residents of several states may be subject to premium taxes on their Contract. We normally will deduct any charges for premium taxes from your Accumulation Value when it’s applied to provide annuity payments. However, if a jurisdiction requires that premium taxes be paid at other times, such as when Premiums are paid or when cash withdrawals are taken, we’ll deduct premium taxes then. State premium taxes currently range from 0.50 percent to 3.50 percent of Premium payments.

Annual Maintenance Fee. Your Contract will be subject to an annual maintenance fee of $25 to compensate us for the expenses associated with administering your Contract. We will assess this fee on every annual anniversary of your Contract and on surrender of your Contract. We will waive the annual maintenance fee if your Accumulation Value exceeds $25,000 on the anniversary date of your Contract or the day you surrender your Contract. If your Accumulation Value in the TIAA-CREF Life Money Market Investment Account is greater than the amount of the maintenance fee, we will deduct the fee from the TIAA-CREF Life Money Market Investment Account. Otherwise, we will deduct the fee from the Investment Accounts in proportion the Accumulation Value in each Investment Account. We do not deduct this charge during the Annuity Period.

Transfer Charge. We do not charge you for transfers.

Surrender Charge. We do not deduct any surrender charges if you withdraw all Accumulation Value from the Contract, although we will assess the annual maintenance fee.

THE CONTRACT—THE ANNUITY PERIOD

You can apply your Accumulation Value to provide you with annuity payments from a fixed account that is part of our General Account. Annuity payments will be based, among other things, on the amount of your Accumulation Value, your choice of Income Option, and your choice among the payout options. You may elect to receive monthly, quarterly, semi-annual or annual payments. If your annuity payments would be less than $100 under the payment option you choose, we may make annuity payments less frequently than that. The total value of annuity payments made to you may be more or less than the total Premiums you paid under the Contract.

WHEN ANNUITY PAYMENTS BEGIN

Generally you pick the date when you want annuity payments to begin when you first apply for a Contract. The date you choose cannot be later than the Annuitant’s 90th birthday. You can choose or change this annuity starting date at any time before annuity payments begin. In any case, the annuity starting date will be the first day of a month and can not be earlier than fourteen months after the day your Contract is issued (twelve months for Contracts issued in Florida). Your first annuity check may be delayed while we process your choice of Income Options and calculate the amount of your initial payment.

For payments to begin on the annuity starting date you chose, we must have received all information and documentation necessary for the Income Option you’ve picked. If we haven’t received all the necessary information, we’ll defer the annuity starting date until the first day of the month after the information has reached us, but not beyond the Annuitant’s 90th birthday. The annuity start date may have to be earlier for Qualified Contracts. If you haven’t picked an Income Option by then or if we have not otherwise received all the necessary information, we will begin payments under a One-Life Annuity with, if allowed under federal tax law, a ten year guaranteed period. The payments will be made out of the fixed account.

We’ll send your annuity payments by mail to your home address or (on your request) by mail or electronic fund transfer to your bank. If the address or bank where you want your payments changes, it’s your responsibility to let us know. We can send payments to your residence or most banks abroad.

Intelligent Variable Annuity Prospectus	19

INCOME PAYMENTS

Your payments are based on your Accumulation Value determined on the last Business Day before the annuity starting date. At the annuity starting date, the dollar amount of each annuity payment resulting from your Accumulation Value is fixed, based upon:

•	the annuity option you choose

•	the length of the fixed period or guaranteed period, as applicable

•	the frequency of payment you choose

•	the ages of the Annuitant and any Second Annuitant, and

•	the current annuity rates, not to be less than those specified in your Contract’s rate schedule.

Payments are not variable—they won’t change based on the investment experience of any Investment Account.

ANNUITY OPTIONS

You have a number of different annuity options. The current options are:

•

One-Life Annuities with or without Guaranteed Period. Pays income as long as the Annuitant lives. If you opt for a guaranteed period (10, 15 or 20 years) and your Annuitant dies before it’s over, income payments will continue to you or your Beneficiary until the end of the period. If you don’t opt for a guaranteed period, all payments end at the Annuitant’s death—so that it’s possible for you to receive only one payment if your Annuitant dies less than a month after payments start.

•

Fixed-Period Annuities. Pays income for a stipulated period of not less than two nor more than thirty years. At the end of the period you’ve chosen, payments stop. If you die before the period is up, your Beneficiary becomes the Contractowner.

•

Two-Life Annuities with or without Guaranteed Period. Pays income to you as long as the Annuitant or Second Annuitant lives, then continues at either the same or a reduced level for the life of the survivor, or until the end of the specified guaranteed period, whichever period is longer. There are three types of two-life annuity options, all available with or without a guaranteed period—Full Benefit While Either the Annuitant or the Second Annuitant is Alive, Two-Thirds Benefit After the Death of Either the Annuitant or the Second Annuitant, and a Half-Benefit After the Death of the Annuitant.

Your Beneficiary has the right to receive in a lump sum the commuted value of any periodic payments or other amounts remaining due under a Fixed-Period Annuity or Life Annuity with a Guaranteed Period. The commuted value, which is the present value of annuity payments used when an annuity will be paid in a lump sum instead of a series of payments, is equal to the sum of payments less the interest that would have been earned from the effective date of the commuted value calculation to the date each payment would have been made. The interest rate used is the same as that used to determine the guaranteed amount of the annuity payments.

DEATH BENEFITS

AVAILABILITY; CHOOSING BENEFICIARIES

Unless the “Special Option For Spouses” described immediately below applies, death benefit will be paid if either Owner or Annuitant die during the Accumulation Period. When you fill out an application for a Contract, you name one or more Beneficiaries to receive the death benefit if you die. You can change your Beneficiary at any time during the Accumulation Period. For more information on designating Beneficiaries, contact TIAA-CREF Life or your legal adviser.

SPECIAL OPTION FOR SPOUSES

If the surviving spouse is the sole Beneficiary when the Owner dies, the spouse can choose to become the Contractowner and continue the Contract, or receive the death benefit. If the surviving spouse does not make a choice within 60 days after we receive proof of death, the spouse will automatically become the Contractowner, and no death benefit will be paid to the surviving spouse. Your spouse will also become the Annuitant if you were the Annuitant.

AMOUNT OF DEATH BENEFIT

The amount of the death benefit is your Accumulation Value on the Valuation Day we authorize payment of the death benefit. We will authorize payment of a Beneficiary’s portion of the death benefit on the date we receive due proof of death of an Owner or Annuitant and all information required to be furnished for payment of that Beneficiary’s portion of the death benefit.

If you have elected the Guaranteed Minimum Death Benefit (for an additional charge), and this amount is greater than the Accumulation Value, we will instead pay the Guaranteed Minimum Death Benefit (see below).

GUARANTEED MINIMUM DEATH BENEFIT OPTION

If you elected the Guaranteed Minimum Death Benefit option (for an additional charge) and, on the Business Day we authorize payment of the death benefit, this amount is greater than the Contract death benefit (which is equal to the Accumulation Value), then we will pay the Guaranteed Minimum Death Benefit instead of the Contract death benefit.

The Guaranteed Minimum Death Benefit on any Business Day is equal to the sum of all Premiums credited under the Contract less the “adjusted sum” of each withdrawal made.

The adjusted sum of each withdrawal made is equal to the sum of each withdrawal multiplied by the greater of 1 or the following:

•	the value of the Guaranteed Minimum Death Benefit on the Business Day preceding the withdrawal, divided by

20	Prospectus Intelligent Variable Annuity

•	the Accumulation Value on the Business Day of the withdrawal, excluding the effect of any transactions on that day.

Multiple withdrawals made on any single day will be aggregated for the purpose of this calculation.

The following example is intended to illustrate how we calculate the Guaranteed Minimum Death Benefit. Assume:

•	On July 16th, an initial Premium of $10,000 is received by us and the Contract is issued.

•	The Accumulation Value equals $10,000.

•	The Contract death benefit, which is equal to the Accumulation Value, is also $10,000.

•	The Guaranteed Minimum Death Benefit, which is equal to the sum of all Premiums ($10,000) less the “adjusted sum” of each withdrawal ($0), also equals $10,000.

If a death benefit were to be paid on this date, it would be equal to the Contract death benefit of $10,000. Because the Guaranteed Minimum Death Benefit is not greater than the Contract death benefit, we will not instead pay the Guaranteed Minimum Death Benefit.

•	On August 21st, a withdrawal of $2,000 is made from the Contract.

•	Assume that prior to the withdrawal, the Accumulation Value equals $8,500. After the withdrawal, the Accumulation Value equals $6,500.

•	The Contract death benefit, which is equal to the Accumulation Value after the withdrawal, is $6,500.

•	The Guaranteed Minimum Death Benefit is equal to the sum of all Premiums less the “adjusted sum” of each withdrawal.
•	The “adjusted sum” of the $2,000 withdrawal is equal to the withdrawal ($2,000) multiplied by the greater of:
1.	1; or
2.	the prior Business Day’s Guaranteed Minimum Death Benefit ($10,000) divided by the current Accumulation Value excluding the effect of any transactions on that day ($8,500). This equals 1.1764706 ($10,000/$8,500).
•	Because 1.176 is greater than 1, the withdrawal ($2,000) is multiplied by 1.1764706 to equal $2,352.94.
•	The Guaranteed Minimum Death Benefit, which is equal to the sum of all Premiums ($10,000) less the “adjusted sum” of each withdrawal ($2,352.94), equals $7,647.06.

If a death benefit were to be paid on this date, it would be equal to the Guaranteed Minimum Death Benefit of $7,647.06, because this amount is greater than the Contract death benefit of $6,500.

•	On September 1st, a subsequent Premium of $20,000 is received by us.

•	Assume that prior to receipt of the Premium, the Accumulation Value equals $9,000. After the Premium is received, the Accumulation Value equals $29,000.
•	The Contract death benefit, which is equal to the Accumulation Value after the Premium is received, is $29,000.

•	The Guaranteed Minimum Death Benefit, which is equal to the sum of all Premiums ($30,000=$10,000+$20,000) less the “adjusted sum” of each withdrawal ($2,352.94), equals $27,647.06 ($30,000–$2,352.94).

If a death benefit were to be paid on this date, it would be equal to the Contract death benefit of $29,000, which is greater than the Guaranteed Minimum Death Benefit of $27,647.06.

•	On September 28th, a withdrawal of $5,000 is made from the Contract.

•	Assume that prior to the withdrawal, the Accumulation Value equals $31,500. After the withdrawal, the Accumulation Value equals $26,500.

•	The Contract death benefit, which is equal to the Accumulation Value after the withdrawal, is $26,500.

•	The Guaranteed Minimum Death Benefit is equal to the sum of all Premiums less the “adjusted sum” of each withdrawal.

•	The “adjusted sum” of the $5,000 withdrawal is equal to the withdrawal ($5,000) multiplied by the greater of:
1.	1; or
2.	the prior Business Day’s Guaranteed Minimum Death Benefit ($27,647.06) divided by the current Accumulation Value excluding the effect of any transactions on that day ($31,500). This equals 0.877684 ($27,647.06/$31,500).
•	Because 1 is greater than 0.877684, the withdrawal ($5,000) is multiplied by 1 to equal $5,000.
•	The Guaranteed Minimum Death Benefit, which is equal to the sum of all Premiums ($30,000=$10,000+$20,000) less the “adjusted sum” of each withdrawal ($7,352.94=$2,352.94+$5,000), equals $22,647.06.

If a death benefit were to be paid on this date, it would be equal to the Contract death benefit of $26,500, which is greater than the Guaranteed Minimum Death Benefit of $22,647.06.

The Guaranteed Minimum Death Benefit is a guaranteed minimum, which means that we will only pay this amount if it is greater than the Contract death benefit.

The daily charge for the Guaranteed Minimum Death Benefit is shown in the “Separate Account Charges” section of this Prospectus. You may not elect the Guaranteed Minimum Death Benefit after we issue your Contract, and may not cancel it after we issue your Contract.

METHODS OF PAYMENT OF DEATH BENEFITS

The sole method of payment for death benefits is a single-sum payment. The entire death benefit is paid at once. If there is more than one Beneficiary, we will pay each Beneficiary, in a single-sum payment, his or her portion of

Intelligent Variable Annuity Prospectus	21

the death benefit as determined on the Valuation Day we receive all information required to be furnished for payment of that Beneficiary’s portion of the death benefit. Because Beneficiaries may provide the required information to us on different days, Beneficiaries may receive differing amounts, even where all Beneficiaries have been designated so as to share equally in the death benefit proceeds.

Death benefit payments must be made within five years of your death. Upon payment of the entire death benefit, the Contract will terminate.

In all events, the death benefit and the termination provisions of the Contract will be administered in accordance with the requirements of Sections 72(s) or 401(a)(9), as applicable to your Contract.

DELAYS IN PAYMENTS

We usually pay the amounts of any surrender, partial withdrawal, death benefit proceeds, or transfer from the Investment Accounts within 7 days after we receive all applicable acceptable notices, and/or due proofs of death. However, we can postpone these payments if:

•

the New York Stock Exchange is closed for trading, other than customary weekend and holiday closing, or trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission; or

•

an emergency exists, as a result of which the Securities and Exchange Commission determines that (A) the disposal of shares in an Investment Account or its corresponding Portfolio is not reasonably practicable, or (B) it is not reasonably practicable to fairly determine the value of the net assets of an Investment Account or its corresponding Portfolio; or

•	an Investment Account or its corresponding Portfolio otherwise suspends payment or redemption of its shares pursuant to an order of the Securities and Exchange Commission; or

•	you have submitted a check or draft to our Administrative Office, in which case we have the right to defer payment until the check or draft has been honored.

FEDERAL INCOME TAXES

The following discussion is based on our understanding of current federal income tax law, and is subject to change. For complete information on your personal tax situation, check with a qualified tax adviser.

TAXATION OF ANNUITIES

The following discussion assumes the Contracts qualify as annuity Contracts for federal income tax purposes:

In General. Internal Revenue Code (IRC) Section 72 governs annuity taxation generally. We believe an Owner who is a natural person usually won’t be taxed on increases in the value of a Contract until there is a distribution (i.e., the Owner withdraws all or part of the Accumulation Value or takes annuity payments). Since transfers among Investment Accounts under the Contract aren’t considered distributions, they won’t be taxed. Assigning, pledging, or agreeing to assign or pledge any part of the Accumulation Value usually will be considered a distribution.

Withdrawals of accumulated investment earnings are taxable as ordinary income. The IRC generally requires Non-Qualified Contract withdrawals to be first allocated to investment earnings.

The Owner of any annuity Contract who is not a natural person (such as a trust) generally must include in income any increases in the value of the Contract during the taxable year. There are some exceptions to this rule and a prospective Owner that is not a natural person should discuss these with a tax adviser.

Qualified and Nonqualified Contracts. If you purchase the Contract as an individual and not as an Individual Retirement Annuity (IRA), Roth IRA, SEP or SIMPLE plan, your Contract is referred to as a Non-Qualified Contract. If you purchase the Contract as part of an IRA, Roth IRA, SEP or SIMPLE plan, your Contract is referred to as a Qualified Contract:

(a)	Individual Retirement Annuities. Sections 219 and 408 of the IRC permit individuals or their employers to contribute to an individual retirement program known as an ““Individual Retirement Annuity” or “IRA,” including an employer-sponsored Simplified Employee Pension (“SEP”). Individual Retirement Annuities are subject to limitations on the amount which may be contributed and deducted and the time when distributions must commence. In addition, distributions from certain other types of eligible retirement plans may be placed into Individual Retirement Annuities on a tax-deferred basis.
(b)	Roth Individual Retirement Annuities. Section 408A of the IRC permits individuals with incomes below a certain level to contribute to an individual retirement program known as a Roth Individual Retirement Annuity’ or “Roth IRA.” Roth IRAs are subject to limitations on the amount that may be contributed. Contributions to Roth IRAs are not deductible, but distributions from Roth IRAs that meet certain requirements are not included in gross income. Certain individuals are eligible to convert their existing non-Roth IRAs into Roth IRAs. Beginning in 2008, a direct rollover may also be made from an eligible retirement plan other than a non-Roth IRA (such as a qualified retirement plan, Section 403(b) tax sheltered annuity, or eligible governmental Section 457 plan) to a Roth IRA. Such conversions and rollovers will be subject to income tax at the time of conversion or rollover.
(c)	SIMPLE IRAs. SIMPLE IRAs permit certain small employers to establish SIMPLE IRA plans as pro-

22	Prospectus Intelligent Variable Annuity

vided by Section 408(p) of the IRC, under which employees may elect to defer to a SIMPLE IRA a percentage of compensation up to $10,500 for 2007 (and thereafter, adjusted for cost-of-living increases in accordance with the IRC). Employees who attain age 50 or over by the end of the relevant calendar year may also elect to make an additional catch-up contribution. Such additional contribution may be up to $2,500 for 2007 (and thereafter adjusted for cost-of-living increases in accordance with the IRC). The sponsoring employer is generally required to make matching or non-elective contributions on behalf of the employees. Distributions from SIMPLE IRAs are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income. Subject to certain exceptions, distributions prior to age 59 1/2 are subject to a 10% penalty tax, which is increased to 25% if the distribution occurs within the first two years after the commencement of the employee’s participation in the SIMPLE IRA plan. All references in this Prospectus to the 10% penalty tax should be read to include this limited 25% penalty tax if your Qualified Contract is used as a SIMPLE IRA.

The following discussion applies generally to Contracts owned by a natural person:

Withdrawals—Non-Qualified Contracts. If you make a withdrawal from your Non-Qualified Contract, the IRC generally treats such a withdrawal as first coming from earnings and then from your Premiums. Such withdrawn earnings are includible in income.

Diversification Requirements. The IRC requires that the investments of each Investment Account of the Separate Account underlying the Contracts be “adequately diversified” in order for the Non-Qualified Contracts to be treated as annuity contracts for Federal income tax purposes. It is intended that each Investment Account, through the Portfolio in which it invests, will satisfy these diversification requirements.

Owner Control. In certain circumstances, owners of variable annuity contracts have been considered for Federal income tax purposes to be the owners of the assets of the separate account supporting their contracts due to their ability to exercise investment control over those assets. When this is the case, the contractowners have been currently taxed on income and gains attributable to the variable account assets. There is limited guidance in this area, and some features of our Contracts, such as the flexibility of a Contractowner to allocate Premiums and transfer amounts among the Investment Accounts of the Separate Account, have not been explicitly addressed in published rulings. While we believe that the Contracts do not give Owners investment control over Separate Account assets, we reserve the right to modify the Contracts as necessary to prevent a Contractowner from being treated as the Owner of the Separate Account assets supporting the Contract.

Required Distributions. In order to be treated as an annuity contract for Federal income tax purposes, Section 72(s) of the IRC requires any Non-Qualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of the death of an Owner of the Contract. Specifically, Section 72(s) requires that (a) if any Owner dies on or after the annuity starting date, but prior to the time the entire interest in the Contract has been distributed, the entire interest in the Contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such Owner’s death; and (b) if any Owner dies prior to the annuity starting date, the entire interest in the Contract will be distributed within five years after the date of such Owner’s death. However, if the designated Beneficiary is the surviving spouse of the deceased Owner, the Contract may be continued with the surviving spouse as the new Owner.

The Non-Qualified Annuity endorsement contains provisions that are intended to comply with these IRC requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

Other rules may apply to Qualified Contracts.

The IRC also provides that any amount received under an annuity contract that is included in income may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is includible in income. Some withdrawals will be exempt from the penalty. They include any amounts:

(1) paid	on or after the taxpayer reaches age 59 1/2 ;

(2) paid	after you die;

(3) paid	if the taxpayer becomes totally disabled (as that term is defined in the IRC);

(4) paid	in a series of substantially equal payments made annually (or more frequently) for life or a period not exceeding life expectancy;

(5) paid	under an immediate annuity; or

(6)	that come from purchase payments made prior to August 14, 1982.

With respect to (4) above, if the series of substantially equal periodic payments is modified (unless under permitted exceptions) before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception plus interest for the tax years in which the exception was used.

Partial 1035 Exchanges. Section 1035 of the IRC provides that a non-qualified annuity contract may be exchanged in a tax-free transaction for another annuity contract. The Internal Revenue Service (IRS) has also ruled that a partial exchange of an annuity contract, whereby a

Intelligent Variable Annuity Prospectus	23

portion of an annuity contract is directly transferred into another annuity contract, would also qualify as a non-taxable exchange. However, the IRS has expressed concern that partial exchanges could be used to avoid tax that would otherwise be imposed on withdrawals from an annuity contract. The IRS has indicated that pending issuance of final regulations, it will consider all the facts and circumstances to determine whether a partial exchange and a subsequent withdrawal from either of the annuity contracts within 24 months of the date of the partial exchange should result in the contracts being treated as a single contract for purposes of determining the tax treatment of the withdrawal. An owner may avoid this result by demonstrating that a life event such as disability, divorce or unemployment occurred between the partial exchange and the withdrawal and that the withdrawal was not contemplated at the time of the partial exchange. Contractowners should consult their own tax advisors prior to entering into a partial exchange of an annuity contract.

Withdrawals—Qualified Contracts. If you make a withdrawal from your Qualified Contract, a portion of the withdrawal is treated as taxable income. This portion depends on the ratio of pre-tax purchase payments to the after-tax purchase payments in your Contract. If all of your Premiums were made with pre-tax money, then the full amount of any withdrawal is includible in taxable income. Special rules may apply to withdrawals from certain types of Qualified Contracts.

The IRC also provides that any amount received under a Qualified Contract, which is included in income may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is includible in income. Some withdrawals will be exempt from the penalty. They include any amounts:

(1)	paid on or after you reach age 59 1/2 ;

(2)	paid after you die;

(3)	paid if you become totally disabled (as that term is defined in the IRC);

(4)	paid in a series of substantially equal periodic payments made annually (or more frequently) for life or a period not exceeding life expectancy;

(5)	paid for certain allowable medical expenses (as defined in the IRC);

(6)	paid on account of an IRS levy upon the Qualified Contract;

(7)	paid from an IRA for medical insurance (as defined in the IRC);

(8)	paid from an IRA for qualified higher education expenses; or

(9)	paid from an IRA for up to $10,000 for qualified first-time homebuyer expenses (as defined in the IRC).

With respect to (4) above, if the series of substantially equal periodic payments is modified (unless under permitted exceptions) before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception plus interest for the tax years in which the exception was used.

Surrenders—Qualified Policies Generally. Federal tax law and/or the terms of the plan may limit the rights otherwise available to you under the Contract.

There are special rules that govern qualified policies. Generally, these rules restrict:

•	the amount that can be contributed to the Contract during any year;

•	the time when amounts can be paid from the Contract; and

•	the amount of any death benefit that may be allowed.

In the case of a withdrawal under a Qualified Contract, a pro rata portion of the amount you receive is taxable, generally based on the ratio of your “investment in the contract” to your total account balance or accrued benefit under the retirement plan. Your “investment in the contract” generally equals the amount of any nondeductible Premiums made by you or on your behalf. In some cases, your “investment in the contract” can be zero.

In addition, a penalty tax may be assessed on amounts surrendered from the Contract prior to the date you reach age 59 1/2, unless you meet one of the exceptions to this rule. You may also be required to begin taking minimum distributions from the Contract by a certain date.

The IRC generally requires that interests in a Qualified Contract be nonforfeitable.

TRANSFERS, ASSIGNMENTS OR EXCHANGES OF A CONTRACT

Transferring Contract ownership, pledging the Contract as security for a loan, designating an Annuitant, payee or other Beneficiary who is not also the Owner, or exchanging a Contract can have other tax consequences that we don’t discuss here. If you’re thinking about any of those transactions, contact a tax adviser. There may be limitations on your ability to assign a Qualified Contract.

ANNUITY PAYMENTS

Although the tax consequences may vary depending on the annuity payment option you select, in general, for nonqualified and certain Qualified Contracts, only a portion of the annuity payments you receive will be includable in your gross income. In general, the excludable portion of each annuity payment you receive will be determined as follows: by dividing the “investment in the contract” on the annuity commencement date by the total expected value of the annuity payments for the term of the payments. This is the percentage of each annuity payment that is excludable.

The remainder of each annuity payment is includable in gross income. Once the “investment in the contract” has been fully recovered, the full amount of any additional

24	Prospectus Intelligent Variable Annuity

annuity payments is includable in gross income and taxed as ordinary income.

If, after the annuity commencement date, annuity payments stop because an Annuitant died, the excess (if any) of the “investment in the contract” as of the annuity commencement date over the aggregate amount of annuity payments received that was excluded from gross income may possibly be allowable as a deduction in your tax return. You should consult a tax advisor before electing the Initial Payment Guarantee or a feature with stabilized payments.

REQUIRED DISTRIBUTIONS

Qualified Contracts, other than Roth IRAs, are subject to the required minimum distribution (“RMD”) rules under IRC Section 401(a)(9) and the regulations issued thereunder. Under these rules, generally, distributions under your Qualified Contract must begin no later than the beginning date required by the Internal Revenue Service, which is age 70 1/2 for IRAs. The beginning date is determined by the type of Qualified Contract that you own. Roth IRAs do not require distributions to begin before death. For each calendar year that an RMD is not timely made, a 50% excise tax is imposed on the amount that should have been distributed, but was not. Unless the distributions are made in the form of an annuity that complies with IRC Section 401(a)(9) and the regulations issued thereunder, the minimum amount required to be distributed for each calendar year is generally determined by dividing the value of the Qualified Contract as of the end of the prior calendar year by the applicable distribution period (determined under IRS tables). Regulations under IRC Section 401(a)(9) provide a new method for calculating the amount of RMDs from Qualified Contracts. Under these regulations, during the Accumulation Phase of the Qualified Contract, the actuarial present value of certain additional benefits provided under the policy (such as guaranteed death benefits) must be taken into account in calculating the value of the Qualified Contract for purposes of determining the annual RMD for the Qualified Contract. As a result, it is possible that, after taking account of the value of such benefits, there may not be sufficient Accumulation Value to satisfy the applicable RMD requirement. This generally will depend on the investment performance of your Contract. You may need to satisfy such RMD from other tax-qualified plans that you own. You should consult with your tax advisor regarding these requirements and the implications of purchasing any riders or other benefits, if any, in connection with your Qualified Contract.

WITHHOLDING

Annuity distributions are usually subject to withholding for the recipient’s federal income tax liability at rates that vary according to the type of distribution and the recipient’s tax status. However, recipients can usually choose not to have tax withheld from distributions.

MULTIPLE CONTRACTS

In determining gross income, Section 72(e) will treat as one contract all TIAA-CREF Life and TIAA Non-Qualified deferred annuity Contracts issued to the same Owner during any calendar year. This could affect when income is taxable and how much might be subject to the 10 percent penalty tax (see above). Consult a tax adviser before buying more than one annuity Contract for the purpose of gaining a tax advantage.

POSSIBLE CHARGE FOR TIAA-CREF LIFE’S TAXES

Currently we don’t charge the Separate Account for any federal, state, or local taxes on it or its Contracts (other than premium taxes—see “Charges”), but we reserve the right to charge the Separate Account or the Contracts for any tax or other cost resulting from the tax laws that we believe should be attributed to them.

OTHER TAX ISSUES

Federal Estate Taxes. While no attempt is being made to discuss the federal estate tax implications of the Contract, a purchaser should keep in mind that the value of an annuity Contract owned by a decedent and payable to a Beneficiary by virtue of surviving the decedent is included in the decedent’s gross estate. Depending on the terms of the annuity Contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated Beneficiary or the actuarial value of the payments to be received by the Beneficiary. Consult an estate planning adviser for more information.

Generation-skipping transfer tax. Under certain circumstances, the IRC may impose a “generation skipping transfer tax” when all or part of an annuity Contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Owner. Regulations issued under the IRC may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

Annuity purchases by residents of Puerto Rico. The Internal Revenue Service has announced that income received by residents of Puerto Rico under life insurance or annuity contracts issued by a Puerto Rico branch of a United States life insurance company is U.S.-source income that is generally subject to United States federal income tax.

Annuity purchases by nonresident aliens and foreign corporations. The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser’s country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to an annuity contract purchase.

Intelligent Variable Annuity Prospectus	25

Foreign Tax Credits. We may benefit from any foreign tax credits attributable to taxes paid by certain funds to foreign jurisdictions to the extent permitted under federal tax law.

TAX ADVICE

What we tell you here about federal and other taxes isn’t comprehensive and is for general information only. It doesn’t cover every situation. Taxation varies depending on the circumstances, and state and local taxes may also be involved. For complete information on your personal tax situation, check with a qualified tax adviser.

GENERAL MATTERS

TELEPHONE AND INTERNET TRANSACTIONS

To speak with a customer service representative to make requests related to your Contract or to obtain more information, you can call the Administrative Office at 877 694-0305.

You can also use the TIAA-CREF Web Center’s account access feature to check your Accumulation Value and current allocation percentages, and make transfers. You will be asked to enter your Contract number and Social Security number. You will be led through the transaction process and will use reasonable procedures to confirm that instructions given are genuine. All transactions made through the Web Center are electronically recorded. To use the Web Center’s account access feature, access the TIAA-CREF Internet home page at www.tiaa-cref.org.

Computer systems may not always be available. Any computer system, whether it is yours, your service provider’s, your registered representative’s, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Administrative Office.

You should protect your Contract number and social security number, because automated transaction options will be available to anyone who provides your Contract number and social security number. We may not be able to verify that you are the person providing instructions through the Web Center, or that you have authorized any such person to act for you.

We can suspend or terminate your ability to transact by telephone, fax, or over the Internet at any time for any reason.

CONTACTING TIAA-CREF LIFE

We won’t consider any notice, form, request, or payment to have been received by TIAA-CREF Life until it reaches our Administrative Office. You can ask questions by calling toll-free 877 694-0305.

ELECTRONIC PROSPECTUSES

If you received this prospectus electronically and would like a paper copy, please call 877 694-0305, and we will send it to you.

HOUSEHOLDING

To cut costs and eliminate duplicate documents sent to your home, we may begin mailing only one copy of the prospectus, prospectus supplements, annual and semi-annual reports, or any other required documents, to your household, even if more than one Contractowner lives there. If you would prefer to continue receiving your own copy of any of these documents, you may call us toll-free at 877 694-0305, or write us.

SIGNATURE REQUIREMENTS

For some transactions, we may require your signature to be notarized or guaranteed by a commercial bank or a member of a national securities exchange.

ERRORS OR OMISSIONS

We reserve the right to correct any errors or omissions on any form, report or account statement that we send you.

DISTRIBUTING THE CONTRACTS

We offer the Contracts to the public on a continuous basis. We anticipate continuing to offer the Contracts, but reserve the right to discontinue the offering.

The Contracts are offered by Teachers Personal Investors Services, Inc. (TPIS) and, in some instances, TIAA-CREF Individual & Institutional Services, LLC (Services), subsidiaries of TIAA which are both registered with the SEC as broker-dealers and are members of the NASD. TPIS may also enter into selling agreements with third parties to distribute the Contracts. TPIS may be considered the “principal underwriter” for interests in the Contract. Anyone distributing the Contract must be a registered representative of either TPIS or Services or have entered into a selling agreement with TPIS. The main offices of TPIS and Services are at 730 Third Avenue, New York, New York 10017-3206. No commissions are paid in connection with the distribution of the Contracts, although we pay TPIS a fee from our General Account assets for sales of the Contracts. Because no Contracts were sold during 2006, we did not pay any fees to TPIS for fiscal year 2006 for distribution of the Contracts. We intend to recoup payments made to TPIS through fees and charges imposed under the Contract.

LEGAL PROCEEDINGS

Neither the Separate Account, TIAA-CREF Life, TPIS, or Services is involved in any legal action that we consider material to the Separate Account.

26	Prospectus Intelligent Variable Annuity

Table of Contents for the Statement of Additional Information

B2	Statements and Reports
B2	General Matters
B3	State Regulation
B3	Legal Matters
B3	Experts
B3	Additional Information
B3	Financial Statements
B4	Index to Financial Statements

Intelligent Variable Annuity Prospectus	27

For more information about Intelligent Variable Annuity

How to reach us

TIAA-CREF website

Account performance, personal account information and transactions, product descriptions, and information about investment choices and income options

www.tiaa-cref.org

24 hours a day, 7 days a week

Administrative Office

877 694-0305

8:00 a.m. to 6:00 p.m. ET Monday–Friday

Investment Company Act of 1940

Registration File No. 811-08963

A10926

11/07

Dear Client:

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TIAA-CREF Individual & Institutional Services, LLC and Teachers Personal Investors Services, Inc. distribute securities products.

©2007 TIAA-CREF Life Insurance Company (TIAA-CREF Life), 730 Third Avenue, New York, NY 10017

www.tiaa-cref.org	730 Third Avenue, New York, NY 10017-3206

STATEMENT OF ADDITIONAL INFORMATION

INTELLIGENT VARIABLE ANNUITY

INDIVIDUAL FLEXIBLE PREMIUM

DEFERRED VARIABLE ANNUITY

CONTRACT

TIAA-CREF Life Separate Account VA-1

TIAA-CREF Life Insurance Company

November 1, 2007

This Statement of Additional Information (“SAI”) contains additional information regarding the Intelligent Variable Annuity—an individual flexible premium deferred variable annuity contract (the “Contract”) offered by TIAA-CREF Life Insurance Company (the “Company” or “TIAA-CREF Life”). This SAI is not a prospectus, and should be read together with the prospectus for the Contract dated November 1, 2007 and the prospectuses for the mutual funds that serve as investment options for the Contract. You may obtain a copy of these prospectuses at no charge by writing us at: TIAA-CREF Life Insurance Company, P.O. Box 724508 Atlanta, GA 31139 or calling us toll-free at 877 694-0305. Capitalized terms in this SAI have the same meanings as in the prospectus for the Contract.

Table of Contents for the Statement of Additional Information

B-2	Statements and Reports
B-2	General Matters
B-3	State Regulation
B-3	Legal Matters

B-3	Experts
B-3	Additional Information
B-3	Financial Statements
B-4	I ndex to Financial Statements

STATEMENTS AND REPORTS

You will receive a confirmation statement each time you remit Premiums, or make a cash withdrawal or transfer among the Investment Accounts. The statement will show the date and amount of each transaction. However, if you’re using an automatic investment plan, you’ll receive a statement confirming those transactions immediately following the end of each calendar quarter.

You will be sent a statement each quarter which sets forth the following:

(1)	Premiums paid during the quarter;

(2)	the number and dollar value of Accumulation Units in the Investment Accounts credited during the quarter and in total;

(3)	cash withdrawals during the quarter; and

(4)	any transfers among the Investment Accounts during the quarter.

You will also receive, at least semi-annually, reports containing the financial statements of the Portfolios and a schedule of investments held by the Portfolios.

GENERAL MATTERS

THE CONTRACT

The Contract and the application are the entire contractual agreement between you and TIAA-CREF Life. We have issued the Contract in return for your completed application and the first Premium. Any endorsement to or amendment of the Contract or waiver of any of its provisions will be valid only if in writing and signed by an executive officer or a registrar of TIAA-CREF Life. All benefits are payable at our home office in New York, NY or at an administrative office designated by us. The Contract is incontestable.

ASSIGNMENT OF CONTRACTS

You may assign a Non-Qualified Contract prior to the annuity starting date. We assume no responsibility for the validity of any such assignment, nor will we be charged with notice of any assignment unless it is in writing and has been received by us. The rights of the Owners, Annuitant, any Second Annuitant, any Beneficiaries and any other person to receive benefits under the Non-Qualified Contract will be subject to the terms of any assignment. You should consult your tax advisor before making any assignment of the Contract. You may not assign the Contract on or after the annuity starting date.

PAYMENT TO AN ESTATE, GUARDIAN, TRUSTEE, ETC.

We reserve the right to pay in one sum the commuted value of any benefits due an estate, corporation, partnership, trustee or other entity not a natural person. Neither TIAA-CREF Life nor the Separate Account will be responsible for the conduct of any executor, trustee, guardian, or other third party to whom payment is made.

BENEFITS BASED ON INCORRECT INFORMATION

If the amounts of benefits provided under a Contract were based on information that is incorrect, benefits will be recalculated on the basis of the correct data. If any overpayments or underpayments have been made by the Separate Account, appropriate adjustments will be made. Any amounts so paid or charged will include compound interest at the effective rate of 6% per year.

PROOF OF SURVIVAL

We reserve the right to require satisfactory proof that anyone named to receive benefits under a Contract is living on the date payment is due. If this proof is not received after a request in writing, the Separate Account will have the right to make reduced payments or to withhold payments entirely until such proof is received. If under a two-life annuity we have overpaid benefits because we were not notified of a death, we will reduce or withhold subsequent payments until the amount of the overpayment, plus compound interest at the rate of 6% per year, has been recovered.

PROTECTION AGAINST CLAIMS OF CREDITORS

The benefits and rights accruing to you or any other persons under the Contract are exempt from the claims of creditors or legal process to the fullest extent permitted by law.

PROCEDURES FOR ELECTIONS AND CHANGE

You have to make any choice or change available under the Contract in a form acceptable to us at our home office in New York, NY or an administrative office designated by us. If you send us a notice changing your Beneficiaries or other persons named to receive payments, it will take effect as of the date it was signed even if you then die before the notice actually reaches us. Any other notice will take effect as of the date we receive it. If we take any action in good faith before receiving the notice, we will not be subject to liability even if our acts were contrary to what you told us in the notice. If a joint Owner has been named and both Owners are living, authorization from both Owners is required for changes and transactions other than transfers and allocation of Premiums.

FINANCIAL SUPPORT AGREEMENT

The Contracts are issued by TIAA-CREF Life. All of the stock of TIAA-CREF Life is held by TIAA-CREF Enterprises, Inc., a wholly-owned subsidiary of Teachers Insurance and Annuity Association of America (TIAA).

B-2	Statement of Additional Information Intelligent Variable Annuity

TIAA-CREF Life has a financial support agreement with TIAA. Under this agreement, TIAA will provide support so that TIAA-CREF Life will have the greater of (a) capital and surplus of $250 million, (b) the amount of capital and surplus necessary to maintain TIAA-CREF Life’s capital and surplus at a level not less than 150% of the NAIC Risk Based Capital model or (c) such other amount as necessary to maintain TIAA-CREF Life’s financial strength rating at least the same as TIAA’s rating at all times. This agreement is not an evidence of indebtedness or an obligation or liability of TIAA and does not provide any Contractowner of TIAA-CREF Life with recourse to TIAA.

STATE REGULATION

TIAA-CREF Life and the Separate Account are subject to regulation by the State of New York Superintendent of Insurance (“Superintendent”) as well as by the insurance regulatory authorities of certain other states and jurisdictions.

TIAA-CREF Life and the Separate Account must file with the Superintendent periodic statements on forms promulgated by the State of New York Insurance Department. The Separate Account books and assets are subject to review and examination by the Superintendent and the Superintendent’s agents at all times, and a full examination into the affairs of the Separate Account is made at least every five years. In addition, a full examination of the Separate Account’s operations is usually conducted periodically by some other states.

LEGAL MATTERS

Sutherland Asbill & Brennan LLP, Washington, D.C., has provided advice on certain matters relating to the federal securities laws.

EXPERTS

PricewaterhouseCoopers LLP (“PwC”) is the independent registered public accounting firm for the Separate Account and TIAA-CREF Life for the fiscal years ended December 31, 2006 and December 31, 2005. PwC is located at 300 Madison Avenue, New York, NY 10017-6204. The financial statements of the Separate Account as of December 31, 2006 and December 31, 2005 appearing in this SAI and Registration Statement have been audited by PwC, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. Additionally, the financial statements of TIAA-CREF Life at December 31, 2006 and for each of the two years in the period ended December 31, 2006 appearing in this SAI and Registration Statement have been audited by PwC, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Ernst & Young LLP, independent registered public accounting firm with respect to TIAA-CREF Life, has audited TIAA-CREF Life’s statutory-basis financial statements at December 31, 2004 and for the year then ended, as set forth in their report (which contains an explanatory paragraph describing that TIAA-CREF Life presents its financial statements in conformity with accounting practices prescribed or permitted by the New York State Insurance Department, which practices differ from U.S. generally accepted accounting principles, and that the effects of the variances between such bases of accounting on TIAA-CREF Life’s financial statements are not reasonably determinable but are presumed to be material, as described in Note 2 to the TIAA-CREF Life statutory-basis financial statements) included in this Registration Statement, and is included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. Ernst & Young LLP is located at 5 Times Square, New York, New York 10036.

As described in Note 2 to TIAA-CREF Life’s audited financial statements, TIAA-CREF Life presents its financial statements in conformity with accounting practices prescribed or permitted by the New York State Insurance Department, which practices differ from U.S. generally accepted accounting principles. The variances between such practices and U.S. generally accepted accounting principles are described in Note 2. The effects of these variances on TIAA-CREF Life’s financial statements are not reasonably determinable but are presumed to be material.

ADDITIONAL INFORMATION

A registration statement has been filed with the Securities and Exchange Commission (“SEC”), under the 1933 Act, with respect to the Contracts discussed in the Prospectus and in this Statement of Additional Information. Not all of the information set forth in the registration statement, and its amendments and exhibits has been included in the Prospectus or this Statement of Additional Information. Statements contained in this registration statement concerning the contents of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, you should refer to the instruments filed with the SEC.

FINANCIAL STATEMENTS

Audited financial statements of the Separate Account and TIAA-CREF Life follow.

TIAA-CREF Life’s financial statements should be considered only as bearing upon TIAA-CREF Life’s ability to meet its obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

Intelligent Variable Annuity Statement of Additional Information	B-3

Index to Financial Statements

TIAA-CREF LIFE SEPARATE ACCOUNT VA-1
Audited Financial Statements
For the Fiscal Year Ended December 31, 2006:
B-5	Report of Independent Registered Public Accounting Firm
B-6	Statements of Assets and Liabilities
B-8	Statements of Operations
B-10	Statements of Changes in Net Assets
B-12	Notes to Financial Statements

TIAA-CREF LIFE INSURANCE COMPANY
Audited Statutory—Basis Financial Statements
For the Fiscal Year Ended December 31, 2006 and 2005:
B-23	Report of Management Responsibility
B-24	Report of the Audit Committee
B-25	Report of Independent Auditors
B-26	Report of Independent Registered Public Accounting Firm
B-27	Statement of Admitted Assets, Liabilities and Capital and Surplus
B-27	Statements of Operations
B-28	Statements of Changes in Capital and Surplus
B-29	Statements of Cash Flow
B-30	Notes to Financial Statements

B-4	Statement of Additional Information Intelligent Variable Annuity

Report of Independent Registered Public Accounting Firm

To the Contractowners of TIAA-CREF Life Separate Account VA-1 and the Board of Directors of TIAA-CREF Life Insurance Company:

In our opinion, the accompanying statements of assets and liabilities and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of each of the Sub-Accounts listed in Note 1 of TIAA-CREF Life Separate Account VA-1 at December 31, 2006, and the results of each of their operations for the year then ended and the changes in each of their net assets for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the management of the TIAA-CREF Life Insurance Company; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of fund shares owned at December 31, 2006 with the transfer agent of the investee mutual funds, provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

April 27, 2007

Intelligent Variable Annuity Statement of Additional Information	B-5

Statements of assets and liabilities	TIAA-CREF Life Separate Account VA-1 December 31, 2006

	Growth Equity Sub-Account	Growth & Income Sub-Account	International Equity Sub-Account	Stock Index Sub-Account

ASSETS
Investments, at cost	$21,607,806	$35,999,564	$61,465,619	$130,916,762
Shares held in corresponding TIAA-CREF Life Funds	1,845,743	1,895,124	3,258,869	5,466,530
Net asset value per share (“NAV”)	$14.91	$24.82	$25.01	$30.94
Investments, at value (Shares x NAV)	27,520,030	47,036,968	81,504,325	169,134,458
Amounts due from TIAA	3,886	13,414	8,657	34,396
Total assets	$27,523,916	$47,050,382	$81,512,982	$169,168,854

NET ASSETS
Accumulation fund	26,831,970	45,618,348	80,543,643	164,661,351
Annuity fund	691,946	1,432,034	969,339	4,507,503
Net assets	$27,523,916	$47,050,382	$81,512,982	$169,168,854

PA SELECT AND SINGLE PREMIUM IMMEDIATE ANNUITY ACCOUNT:
Net assets	$23,581,576	$40,516,403	$60,300,589	$147,889,169

Number of accumulation units outstanding—notes 4 and 5	1,513,464	1,485,283	2,202,718	4,056,030

Net asset value, per accumulation unit—note 4	$15.12	$26.31	$26.94	$35.35

LIFETIME VARIABLE SELECT ACCOUNT:
Net assets	$3,942,340	$6,533,979	$21,212,393	$21,279,685

Number of accumulation units outstanding—notes 4 and 5	260,553	248,306	787,547	601,977

Net asset value, per accumulation unit—note 4	$15.13	$26.31	$26.93	$35.35

B-6	Statement of Additional Information Intelligent Variable Annuity	SEE NOTES TO FINANCIAL STATEMENTS

Social Choice Equity Sub-Account	Large-Cap Value Sub-Account	Small-Cap Equity Sub-Account	Real Estate Securities Sub-Account	Bond Sub-Account	Money Market Sub-Account

$21,175,264	$38,898,044	$33,983,633	$60,121,445	$16,657,319	$52,699,231
877,439	1,127,751	1,031,267	1,719,440	669,338	52,699,213
$26.94	$36.02	$32.12	$38.04	$24.41	$1.00
23,638,203	40,621,595	33,124,284	65,407,496	16,338,553	52,699,213
3,530	6,060	6,388	10,186	—	—
$23,641,733	$40,627,655	$33,130,672	$65,417,682	$16,338,553	$52,699,213

23,099,589	40,058,107	32,579,801	64,161,112	16,338,553	52,699,213
542,144	569,548	550,871	1,256,570	—	—
$23,641,733	$40,627,655	$33,130,672	$65,417,682	$16,338,553	$52,699,213

$18,655,412	$25,759,387	$22,290,955	$45,401,150	$—	$—

618,639	502,578	408,867	680,805	—	—

$29.28	$50.12	$53.17	$64.84	—	—

$4,986,321	$14,868,268	$10,839,717	$20,016,532	$16,338,553	$52,699,213

170,313	296,611	203,811	308,729	592,742	4,872,063

$29.28	$50.13	$53.19	$64.84	$27.56	$10.82

SEE NOTES TO FINANCIAL STATEMENTS	Intelligent Variable Annuity Statement of Additional Information	B-7

Statements of operations	TIAA-CREF Life Separate Account VA-1 For the Year Ended December 31, 2006

	Growth Equity Sub-Account	Growth & Income Sub-Account	International Equity Sub-Account	Stock Index Sub-Account

INVESTMENT INCOME
Income:
Reinvested dividends	$218,215	$696,506	$1,199,732	$4,227,553
Total income	218,215	696,506	1,199,732	4,227,553
Expenses—note 2:
Administrative expenses	56,474	86,708	132,166	315,807
Mortality and expense risk charges	112,279	172,425	262,676	629,166
Total expenses	168,753	259,133	394,842	944,973
Investment income—net	49,462	437,373	804,890	3,282,580

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS—Note 3
Net realized gain (loss) on investments	(3,190)	1,025,355	3,835,529	825,545
Net change in unrealized appreciation (depreciation) on investments	1,264,301	5,082,760	11,678,602	17,927,603
Net realized and unrealized gain (loss) on investments	1,261,111	6,108,115	15,514,131	18,753,148
Net increase in net assets resulting from operations	$1,310,573	$6,545,488	$16,319,021	$22,035,728

B-8	Statement of Additional Information Intelligent Variable Annuity	SEE NOTES TO FINANCIAL STATEMENTS

Social Choice Equity Sub-Account	Large-Cap Value Sub-Account	Small-Cap Equity Sub-Account	Real Estate Securities Sub-Account	Bond Sub-Account	Money Market Sub-Account

$517,194	$3,022,782	$3,019,491	$5,333,878	$758,654	$1,590,518
517,194	3,022,782	3,019,491	5,333,878	758,654	1,590,518

45,388	65,194	61,481	104,150	30,975	65,308
89,983	128,821	121,915	205,994	60,242	126,027
135,371	194,015	183,396	310,144	91,217	191,335
381,823	2,828,767	2,836,095	5,023,734	667,437	1,399,183

1,314,440	751,998	(237,544)	1,000,341	(154,819)	—
1,261,491	2,737,566	1,906,056	8,766,648	107,255	—
2,575,931	3,489,564	1,668,512	9,766,989	(47,564)	—
$2,957,754	$6,318,331	$4,504,607	$14,790,723	$619,873	$1,399,183

SEE NOTES TO FINANCIAL STATEMENTS	Intelligent Variable Annuity Statement of Additional Information	B-9

Statements of changes in net assets	TIAA-CREF Life Separate Account VA-1

	Growth Equity Sub-Account		Growth & Income Sub-Account
	For the year ended December 31, 2006	For the year ended December 31, 2005	For the year ended December 31, 2006	For the year ended December 31, 2005

FROM OPERATIONS
Investment income—net	$49,462	$16,405	$437,373	$298,157
Net realized gain (loss) on investments	(3,190)	(106,214)	1,025,355	(269,508)
Net change in unrealized appreciation (depreciation) on investments	1,264,301	1,365,322	5,082,760	2,161,163
Net increase in net assets resulting from operations	1,310,573	1,275,513	6,545,488	2,189,812

FROM CONTRACTOWNER TRANSACTIONS
Premiums	1,808,069	2,393,513	2,874,687	3,208,125
Net contractowner transfers (to) from fixed account	(2,330,052)	(1,015,210)	(166,201)	(265,690)
Annuity payments	(47,896)	(42,043)	(144,349)	(112,797)
Withdrawals and death benefits	(2,096,220)	(1,803,954)	(2,968,031)	(2,418,958)
Net increase (decrease) in net assets resulting from contractowner transactions	(2,666,099)	(467,694)	(403,894)	410,680
Net increase (decrease) in net assets	(1,355,526)	807,819	6,141,594	2,600,492

NET ASSETS
Beginning of year	28,879,442	28,071,623	40,908,788	38,308,296
End of year	$27,523,916	$28,879,442	$47,050,382	$40,908,788

	Large-Cap Value Sub-Account		Small-Cap Equity Sub-Account
	For the year ended December 31, 2006	For the year ended December 31, 2005	For the year ended December 31, 2006	For the year ended December 31, 2005

FROM OPERATIONS
Investment income—net	$2,828,767	$1,922,972	$2,836,095	$3,358,821
Net realized gain (loss) on investments	751,998	132,062	(237,544)	(626,530)
Net change in unrealized appreciation (depreciation) on investments	2,737,566	(1,016,794)	1,906,056	(1,916,728)
Net increase in net assets resulting from operations	6,318,331	1,038,240	4,504,607	815,563

FROM CONTRACTOWNER TRANSACTIONS
Premiums	3,583,098	4,336,134	2,924,804	3,199,184
Net contractowner transfers from fixed account	6,046,362	1,765,486	3,468,009	169,455
Annuity payments	(56,402)	(49,624)	(60,452)	(46,247)
Withdrawals and death benefits	(2,676,948)	(1,589,420)	(2,648,035)	(1,904,331)
Net increase in net assets resulting from contractowner transactions	6,896,110	4,462,576	3,684,326	1,418,061
Net increase in net assets	13,214,441	5,500,816	8,188,933	2,233,624

NET ASSETS
Beginning of year	27,413,214	21,912,398	24,941,739	22,708,115
End of year	$40,627,655	$27,413,214	$33,130,672	$24,941,739

B-10	Statement of Additional Information Intelligent Variable Annuity	SEE NOTES TO FINANCIAL STATEMENTS

International Equity Sub-Account		Stock Index Sub-Account		Social Choice Equity Sub-Account
For the year ended December 31, 2006	For the year ended December 31, 2005	For the year ended December 31, 2006	For the year ended December 31, 2005	For the year ended December 31, 2006	For the year ended December 31, 2005

$804,890	$551,099	$3,282,580	$1,615,454	$381,823	$202,174
3,835,529	3,085,728	825,545	(1,618,900)	1,314,440	279,201
11,678,602	1,995,773	17,927,603	7,753,678	1,261,491	780,264
16,319,021	5,632,600	22,035,728	7,750,232	2,957,754	1,261,639

6,241,681	6,738,510	9,235,200	12,000,852	1,598,675	2,084,238
13,267,047	11,728,648	(2,503,174)	(387,845)	(1.070,744)	1,660,908
(95,797)	(60,487)	(397,435)	(321,209)	(45,936)	(20,940)
(4,369,371)	(6,917,127)	(10,951,535)	(10,018,608)	(1,758,362)	(892,953)
15,043,560	11,489,544	(4,616,944)	1,273,190	(1,276,367)	2,831,253
31,362,581	17,122,144	17,418,784	9,023,422	1,681,387	4,092,892

50,150,401	33,028,257	151,750,070	142,726,648	21,960,346	17,867,454
$81,512,982	$50,150,401	$169,168,854	$151,750,070	$23,641,733	$21,960,346

Real Estate Securities Sub-Account		Bond Sub-Account		Money Market Sub-Account
For the year ended December 31, 2006	For the year ended December 31, 2005	For the year ended December 31, 2006	For the year ended December 31, 2005	For the year ended December 31, 2006	For the year ended December 31, 2005

$5,023,734	$5,823,492	$667,437	$486,100	$1,399,183	$408,218
1,000,341	652,859	(154,819)	25,057	—	—
8,766,648	(4,435,804)	107,255	(326,817)	—	—
14,790,723	2,040,547	619,873	184,340	1,399,183	408,218

7,838,497	7,174,553	3,376,058	4,304,177	47,969,936	26,569,592
4,120,295	(1,561,981)	287,562	2,885,312	(6,106,900)	(9,867,379)
(100,472)	(70,528)
(2,661,776)	(2,745,108)	(1,439,455)	(685,032)	(7,736,232)	(6,308,437)
9,196,544	2,796,936	2,224,165	6,504,457	34,126,804	10,393,776
23,987,267	4,837,483	2,844,038	6,688,797	35,525,987	10,801,994

41,430,415	36,592,932	13,494,515	6,805,718	17,173,226	6,371,232
$65,417,682	$41,430,415	$16,338,553	$13,494,515	$52,699,213	$17,173,226

SEE NOTES TO FINANCIAL STATEMENTS	Intelligent Variable Annuity Statement of Additional Information	B-11

Notes to financial statements	TIAA-CREF Life Separate Account VA-1

Note 1—significant accounting policies

TIAA-CREF Life Separate Account VA-1 (the “Account”) was established by TIAA-CREF Life Insurance Company (“TIAA-CREF Life”) as a separate investment account under New York law on July 27,1998 and is registered with the Securities and Exchange Commission (“Commission”) as a unit investment trust under the Investment Company Act of 1940. TIAA-CREF Life, which commenced operations as a legal reserve life insurance company under the insurance laws of the State of New York on December 18, 1996, is a wholly-owned subsidiary of Teachers Insurance and Annuity Association of America (“TIAA”), a legal reserve life insurance company which was established under the insurance laws of the State of New York in 1918.

The Account currently consists of two Sub-Accounts: the PA Select and Single Premium Immediate Annuity Account (the “Original Account”) which funds individual deferred variable annuity contracts and single premium immediate annuity contracts and the Lifetime Variable Select Account (“Lifetime”) which funds individual deferred variable annuity contracts. Premiums received from the contracts are allocated to investment accounts which invest in the TIAA-CREF Life Funds (the “Funds”), an open end management investment company registered with the Commission and managed by Teachers Advisors, Inc., an indirect subsidiary of TIAA. The Original Account currently offers 8 investment account options and Lifetime currently offers 10 investment account options. Accumulation unit values are calculated daily for each investment account.

The following table summarizes the Units owned by TIAA-CREF Life at December 31, 2006 in the Sub-Accounts:

	Shares held by TIAA-CREF Life at December 31, 2006	Value of shares held by TIAA-CREF Life at December 31, 2006
Growth Equity Sub-Account	4,845	$73,284
Growth & Income Sub-Account	4,567	120,181
International Equity Sub-Account	4,800	129,294
Stock Index Sub-Account	4,428	156,536
Social Choice Equity Sub-Account	4,515	132,199
Large-Cap Value Sub-Account	4,349	217,987
Small-Cap Equity Sub-Account	4,328	230,138
Real Estate Securities Sub-Account	4,333	280,970
Bond Market Sub-Account	400	11,022
Money Market Sub-Account	1,000	10,812

Net assets allocated to contracts in the payout period are computed according to the A2000 Mortality Table with 3 year setbacks. The assumed investment return is fixed at 4%. The mortality risk is fully borne by TIAA CREF Life Insurance Company and may result in additional amounts being transferred into the variable annuity account by TIAA CREF Life Insurance Company to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the insurance company.

The preparation of financial statements may require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses and related disclosures. Actual results may differ from those estimates. The Account enters into contracts that contain various indemnification provisions. No claims or loses related to such indemnity provisions have been made against the account since inception and management believes the risk of loss is remote. However, the Account’s maximum potential exposure under these arrangements is unknown. The following is a summary of the significant accounting policies consistently followed by the Account, which are in conformity with U.S. generally accepted accounting principles.

Valuation of investments: The market value of the investments in the Funds is based on the net asset value of the Funds as of the close of business on the valuation date.

Accounting for investments: Securities transactions are accounted for as of trade date. Dividend income is recorded on the ex-dividend date. Realized gains and losses on security transactions are based on the specific identification method.

Federal income taxes: Based on provisions of the Internal Revenue Code, no federal taxes are attributable to the net investment experience of the Sub-Accounts.

Note 2—expense charges

Daily charges are deducted from the net assets of the Sub-Accounts for services required to administer the Sub-Accounts and the contracts, and to cover certain insurance risks borne by TIAA-CREF Life. The administrative expense charge is currently set at an annual rate of 0.20% of the net assets of the Sub-Accounts. TIAA-CREF Life also imposes a daily charge for bearing certain mortality and expense risks in connection with the contracts equivalent to an annual rate of 0.40% of the net assets of the Sub-Accounts.

TIAA-CREF Life provides all administrative services for the Sub-Accounts. Teachers Personal Investors Services, Inc. (“TPIS”), a subsidiary of TIAA, which is registered with the Commission as a broker-dealer and is a member of the National Association of Securities Dealers, Inc., performs distribution functions for the contracts pursuant to a Principal Underwriting and Administrative Services Agreement.

Note 3—investments

Purchases and sales of securities for the Sub-Accounts for the year ended December 31, 2006 were as follows:

	Purchases	Sales
Growth Equity Sub-Account	$3,137,231	$5,986,513
Growth & Income Sub-Account	5,493,606	5,669,669
International Equity Sub-Account	27,495,304	11,681,536
Stock Index Sub-Account	21,722,640	23,240,294
Social Choice Equity Sub-Account	3,605,725	4,479,058
Large-Cap Value Sub-Account	20,753,160	11,112,682
Small-Cap Equity Sub-Account	18,243,917	11,738,624
Real Estate Securities Sub-Account	27,750,931	13,498,669
Bond Sub-Account	7,199,440	4,382,024
Money Market Sub-Account	61,996,921	26,483,010

B-12	Statement of Additional Information Intelligent Variable Annuity

Notes to financial statements	TIAA-CREF Life Separate Account VA-1	continued

Note 4—condensed financial information

Selected condensed financial information for an Accumulation Unit of the Sub-Accounts is presented below.

	PA Select and SPIA Account Growth Equity Sub-Account
	For the year ended December 31, 2006	For the year ended December 31, 2005	For the year ended December 31, 2004	For the year ended December 31, 2003	For the year ended December 31, 2002

PER ACCUMULATION UNIT DATA:
Investment income—net	$0.033	$0.007	$0.045	$0.089	$0.032
Net realized and unrealized gain (loss) on investments	0.685	0.652	0.702	2.732	(4.442)
Net increase (decrease) in accumulation unit value	0.718	0.659	0.747	2.821	(4.410)
Accumulation unit value:
Beginning of year	14.406	13.747	13.000	10.179	14.589
End of year	$15.124	$14.406	$13.747	$13.000	$10.179

TOTAL RETURN	4.98%	4.80%	5.75%	27.71%	(30.22)%

RATIOS TO AVERAGE NET ASSETS:
Expenses(b)	0.60%	0.60%	0.60%	0.47%	0.30%
Investment income—net	0.16%	0.05%	0.29%	0.80%	0.30%
Accumulation units outstanding at end of year (in thousands)	1,513	1,733	1,848	2,119	1,950
Net assets at end of year (in thousands)	$23,582	$25,602	$26,002	$27,938	$19,979

	PA Select and SPIA Account Growth & Income Sub-Account
	For the year ended December 31, 2006	For the year ended December 31, 2005	For the year ended December 31, 2004	For the year ended December 31, 2003	For the year ended December 31, 2002

PER ACCUMULATION UNIT DATA:*
Investment income—net	$0.243	$0.162	$0.211	$0.233	$0.150
Net realized and unrealized gain (loss) on investments	3.416	1.107	1.606	3.782	(5.116)
Net increase (decrease) in accumulation unit value	3.659	1.269	1.817	4.015	(4.966)
Accumulation unit value:
Beginning of year	22.655	21.386	19.569	15.554	20.520
End of year	$26.314	$22.655	$21.386	$19.569	$15.554

TOTAL RETURN	16.15%	5.93%	9.28%	25.81%	(24.20)%

RATIOS TO AVERAGE NET ASSETS:
Expenses(b)	0.60%	0.60%	0.60%	0.47%	0.30%
Investment income—net	0.99%	0.75%	1.02%	1.57%	0.97%
Accumulation units outstanding at end of year (in thousands)	1,485	1,553	1,639	1,653	1,278
Net assets at end of year (in thousands)	$40,516	$36,489	$35,832	$32,820	$20,075

(b)	Does not include expenses of underlying TIAA-CREF Life Fund.

Intelligent Variable Annuity Statement of Additional Information	B-13

Notes to financial statements	TIAA-CREF Life Separate Account VA-1	continued

	PA Select and SPIA Account International Equity Sub-Account
	For the year ended December 31, 2006	For the year ended December 31, 2005	For the year ended December 31, 2004	For the year ended December 31, 2003	For the year ended December 31, 2002

PER ACCUMULATION UNIT DATA:
Investment income—net	$0.257	$0.203	$0.237	$0.193	$0.226
Net realized and unrealized gain (loss) on investments	5.826	2.410	2.415	4.293	(2.136)
Net increase (decrease) in accumulation unit value	6.083	2.613	2.652	4.486	(1.910)
Accumulation unit value:
Beginning of year	20.853	18.240	15.588	11.102	13.012
End of year	$26.936	$20.853	$18.240	$15.588	$11.102

TOTAL RETURN	29.17%	14.32%	17.01%	40.41%	(14.68)%

RATIOS TO AVERAGE NET ASSETS:
Expenses(b)	0.60%	0.60%	0.60%	0.47%	0.30%
Investment income—net	1.18%	1.21%	1.57%	1.89%	2.34%
Accumulation units outstanding at end of year (in thousands)	2,203	1,840	1,572	1,290	1,013
Net assets at end of year (in thousands)	$60,301	$39,020	$29,078	$20,361	$11,290

	PA Select and SPIA Account Stock Index Sub-Account
	For the year ended December 31, 2006	For the year ended December 31, 2005	For the year ended December 31, 2004	For the year ended December 31, 2003	For the year ended December 31, 2002

PER ACCUMULATION UNIT DATA:
Investment income—net	$0.687	$0.327	$0.347	$0.691	$0.310
Net realized and unrealized gain (loss) on investments	3.903	1.251	2.597	5.404	(5.871)
Net increase (decrease) in accumulation unit value	4.590	1.578	2.944	6.095	(5.561)
Accumulation unit value:
Beginning of year	30.760	29.182	26.238	20.143	25.704
End of year	$35.350	$30.760	$29.182	$26.238	$20.143

TOTAL RETURN	14.92%	5.41%	11.22%	30.26%	(21.64)%

RATIOS TO AVERAGE NET ASSETS:
Expenses(b)	0.60%	0.60%	0.60%	0.47%	0.30%
Investment income—net	2.06%	1.09%	1.26%	3.54%	1.54%
Accumulation units outstanding at end of year (in thousands)	4,056	4,303	4,449	4,397	3,363
Net assets at end of year (in thousands)	$147,889	$136,162	$132,964	$117,326	$68,585

(b)	Does not include expenses of underlying TIAA-CREF Life Fund.

B-14	Statement of Additional Information Intelligent Variable Annuity

Notes to financial statements	TIAA-CREF Life Separate Account VA-1	continued

	PA Select and SPIA Account Social Choice Equity Sub-Account
	For the year ended December 31, 2006	For the year ended December 31, 2005	For the year ended December 31, 2004	For the year ended December 31, 2003	For the year ended December 31, 2002

PER ACCUMULATION UNIT DATA:
Investment income—net	$0.468	$0.226	$0.285	$0.247	$0.205
Net realized and unrealized gain (loss) on investments	3.116	1.335	2.245	4.667	(4.620)
Net increase (decrease) in accumulation unit value	3.584	1.561	2.530	4.914	(4.415)
Accumulation unit value:
Beginning of year	25.695	24.134	21.604	16.690	21.105
End of year	$29.279	$25.695	$24.134	$21.604	$16.690

TOTAL RETURN	13.95%	6.47%	11.71%	29.44%	(20.92)%

RATIOS TO AVERAGE NET ASSETS:
Expenses(b)	0.60%	0.60%	0.60%	0.48%	0.30%
Investment income—net	1.65%	1.01%	1.28%	1.70%	1.51%
Accumulation units outstanding at end of year (in thousands)	619	682	639	586	352
Net assets at end of year (in thousands)	$18,655	$17,928	$15,490	$12,696	$5,875

	PA Select and SPIA Account Large-Cap Value Sub-Account
	For the year ended December 31, 2006	For the year ended December 31, 2005	For the year ended December 31, 2004	For the year ended December 31, 2003	For the period September 4, 2002 (commencement of operations) to December 31, 2002(a)

PER ACCUMULATION UNIT DATA:
Investment income—net	$3.484	$2.989	$5.110	$1.342	$0.137
Net realized and unrealized gain (loss) on investments	5.163	(1.275)	1.525	6.805	(0.159)
Net increase (decrease) in accumulation unit value	8.647	1.714	6.635	8.147	(0.022)
Accumulation Unit value:
Beginning of year	41.474	39.760	33.125	24.978	25.000
End of year	$50.121	$41.474	$39.760	$33.125	$24.978

TOTAL RETURN	20.85%	4.31%	20.03%	32.62%	(0.09)%

RATIOS TO AVERAGE NET ASSETS:
Expenses(b)	0.60%	0.60%	0.60%	0.55%	0.10%
Investment income—net	8.64%	7.58%	19.32%	12.64%	0.82%
Accumulation units outstanding at end of year (in thousands)	503	443	406	194	7
Net assets at end of year (in thousands)	$25,759	$18,800	$16,615	$6,581	$173

(a)	The percentages shown for this period are not annualized.
(b)	Does not include expenses of underlying TIAA-CREF Life Fund.

Intelligent Variable Annuity Statement of Additional Information	B-15

Notes to financial statements	TIAA-CREF Life Separate Account VA-1	continued

	PA Select and SPIA Account Small-Cap Equity Sub-Account
	For the year ended December 31, 2006	For the year ended December 31, 2005	For the year ended December 31, 2004	For the year ended December 31, 2003	For the period September 4, 2002 (commencement of operations) to December 31, 2002(a)

PER ACCUMULATION UNIT DATA:
Investment income—net	$4.547	$6.277	$6.521	$3.612	$0.100
Net realized and unrealized gain (loss) on investments	3.231	(4.556)	0.487	8.323	(0.370)
Net increase (decrease) in accumulation unit value	7.778	1.721	7.008	11.935	(0.270)
Accumulation unit value:
Beginning of year	45.394	43.673	36.665	24.730	25.000
End of year	$53.172	$45.394	$43.673	$36.665	$24.730

TOTAL RETURN	17.13%	3.94%	19.11%	48.26%	(1.08)%

RATIOS TO AVERAGE NET ASSETS:
Expenses(b)	0.60%	0.60%	0.60%	0.57%	0.10%
Investment income—net	8.96%	14.05%	17.34%	28.61%	0.85%
Accumulation units outstanding at end of year (in thousands)	409	388	415	328	10
Net assets at end of year (in thousands)	$22,291	$18,045	$18,452	$12,208	$241

	PA Select and SPIA Account Real Estate Securities Sub-Account
	For the year ended December 31, 2006	For the year ended December 31, 2005	For the year ended December 31, 2004	For the year ended December 31, 2003	For the Period September 4, 2002 (commencement of operations) to December 31, 2002(a)

PER ACCUMULATION UNIT DATA:
Investment income—net	$4.954	$6.933	$6.600	$4.160	$0.289
Net realized and unrealized gain (loss) on investments	11.224	(3.939)	4.520	5.577	(0.475)
Net increase (decrease) in accumulation unit value	16.178	2.994	11.120	9.737	(0.186)
Accumulation unit value:
Beginning of year	48.665	45.671	34.551	24.814	25.000
End of year	$64.843	$48.665	$45.671	$34.551	$24.814

TOTAL RETURN	33.24%	6.56%	32.18%	39.24%	(0.74)%

RATIOS TO AVERAGE NET ASSETS:
Expenses(b)	0.60%	0.60%	0.60%	0.55%	0.10%
Investment income—net	9.67%	14.87%	22.08%	2.87%	2.88%
Accumulation Units outstanding at end of year (in thousands)	681	611	613	403	14
Net assets at end of year (in thousands)	$45,401	$30,623	$28,643	$14,151	$347

(a)	The percentages shown for this period are not annualized.
(b)	Does not include expenses of underlying TIAA-CREF Life Fund.

B-16	Statement of Additional Information Intelligent Variable Annuity

Notes to financial statements	TIAA-CREF Life Separate Account VA-1	continued

	Lifetime Variable Select Account
	Growth Equity Sub-Account				Growth & Income Sub-Account
	For the year ended December 31, 2006	For the year ended December 31, 2005	For the year ended December 31, 2004	For the period July 8, 2003 (commencement of operations) to December 31, 2003(a)	For the year ended December 31, 2006	For the year ended December 31, 2005	For the year ended December 31, 2004	For the period July 8, 2003 (commencement of operations) to December 31, 2003(a)

PER ACCUMULATION UNIT DATA:
Investment income—net	$0.033	$0.007	$0.045	$0.074	$0.243	$0.162	$0.211	$0.209
Net realized and unrealized gain (loss) on investments	0.692	0.652	0.702	2.731	3.417	1.107	1.605	3.782
Net increase (decrease) in Accumulation unit value	0.725	0.659	0.747	2.805	3.660	1.269	1.816	3.991
Accumulation unit value:
Beginning of year	14.406	13.747	13.000	10.195	22.654	21.385	19.569	15.578
End of year	$15.131	$14.406	$13.747	$13.000	$26.314	$22.654	$21.385	$19.569

TOTAL RETURN	5.03%	4.79%	5.75%	27.51%	16.16%	5.93%	9.28%	25.62%

RATIOS TO AVERAGE NET ASSETS:
Expenses(b)	0.60%	0.60%	0.60%	0.29%	0.60%	0.60%	0.60%	0.29%
Investment income—net	0.27%	0.16%	0.98%	3.04%	1.20%	1.16%	2.01%	6.82%
Accumulation units outstanding at end of year (in thousands)	261	228	151	22	248	195	116	15
Net assets at end of year (in thousands)	$3,942	$3,278	$2,070	$289	$6,534	$4,419	$2,477	$301

	Lifetime Variable Select Account
	International Equity Sub-Account				Stock Index Sub-Account
	For the year ended December 31, 2006	For the year ended December 31, 2005	For the year ended December 31, 2004	For the period July 8, 2003 (commencement of operations) to December 31, 2003(a)	For the year ended December 31, 2006	For the year ended December 31, 2005	For the year ended December 31, 2004	For the period July 8, 2003 (commencement of operations) to December 31, 2003(a)

PER ACCUMULATION UNIT DATA:
Investment income-net	$0.257	$0.203	$0.237	$0.177	$0.687	$0.327	$0.347	$0.661
Net realized and unrealized gain (loss) on investments	5.825	2.410	2.415	4.293	3.903	1.251	2.597	5.404
Net increase (decrease) in Accumulation unit value	6.082	2.613	2.652	4.470	4.590	1.578	2.944	6.065
Accumulation unit value:
Beginning of year	20.853	18.240	15.588	11.118	30.760	29.182	26.238	20.173
End of year	$26.935	$20.853	$18.240	$15.588	$35.350	$30.760	$29.182	$26.238

TOTAL RETURN	29.17%	14.32%	17.01%	40.21%	14.92%	5.41%	11.22%	30.06%

RATIOS TO AVERAGE NET ASSETS:
Expenses(b)	0.60%	0.60%	0.60%	0.29%	0.60%	0.60%	0.60%	0.29%
Investment income—net	1.36%	2.10%	3.28%	3.17%	2.29%	1.47%	3.07%	11.54%
Accumulation units outstanding at end of year (in thousands)	788	534	217	18	602	507	335	35
Net assets at end of year (in thousands)	$21,212	$11,130	$3,950	$285	$21,280	$15,588	$9,763	$913

(a)	The percentages shown for this period are not annualized.
(b)	Does not include expenses of underlying TIAA-CREF Life Fund.

Intelligent Variable Annuity Statement of Additional Information	B-17

Notes to financial statements	TIAA-CREF Life Separate Account VA-1	continued

	Lifetime Variable Select Account
	Social Choice Equity Sub-Account				Large-Cap Value Sub-Account
	For the year ended December 31, 2006	For the year ended December 31, 2005	For the year ended December 31, 2004	For the period July 8, 2003 (commencement of operations) to December 31, 2003(a)	For the year ended December 31, 2006	For the year ended December 31, 2005	For the year ended December 31, 2004	For the period July 8, 2003 (commencement of operations) to December 31, 2003(a)

PER ACCUMULATION UNIT DATA:
Investment income—net	$0.467	$0.226	$0.285	$0.222	$3.484	$2.989	$5.110	$1.306
Net realized and unrealized gain (loss) on investments	3.115	1.335	2.245	4.667	5.167	(1.275)	1.526	6.842
Net increase (decrease) in Accumulation unit value	3.582	1.561	2.530	4.889	8.651	1.714	6.636	8.148
Accumulation unit value:
Beginning of year	25.695	24.134	21.604	16.715	41.476	39.762	33.126	24.978
End of year	$29.277	$25.695	$24.134	$21.604	$50.127	$41.476	$39.762	$33.126

TOTAL RETURN	13.95%	6.46%	11.71%	29.25%	20.86%	4.31%	20.03%	32.62%

RATIOS TO AVERAGE NET ASSETS:
Expenses(b)	0.60%	0.60%	0.60%	0.29%	0.60%	0.60%	0.60%	0.29%
Investment income—net	1.90%	1.33%	2.23%	5.05%	9.02%	8.36%	31.24%	13.06%
Accumulation units outstanding at end of year (in thousands)	170	157	99	19	297	208	133	10
Net assets at end of year (in thousands)	$4,986	$4,032	$2,378	$414	$14,868	$8,613	$5,298	$333

	Lifetime Variable Select Account
	Small-Cap Equity Sub-Account				Real Estate Sub-Account
	For the year ended December 31, 2006	For the year ended December 31, 2005	For the year ended December 31, 2004	For the period July 8, 2003 (commencement of operations) to December 31, 2003(a)	For the year ended December 31, 2006	For the year ended December 31, 2005	For the year ended December 31, 2004	For the period July 8, 2003 (commencement of operations) to December 31, 2003(a)

PER ACCUMULATION UNIT DATA:
Investment income—net	$4.548	$6.278	$6.522	$3.574	$4.953	$6.932	$6.600	$4.122
Net realized and unrealized gain (loss) on investments	3.234	(4.549)	0.487	8.361	11.224	(3.943)	4.518	5.615
Net increase (decrease) in Accumulation unit value	7.782	1.729	7.009	11.935	16.177	2.989	11.118	9.737
Accumulation unit value:
Beginning of year	45.403	43.674	36.665	24.730	48.658	45.669	34.551	24.814
End of year	$53.185	$45.403	$43.674	$36.665	$64.835	$48.658	$45.669	$34.551

TOTAL RETURN	17.14%	3.96%	19.12%	48.26%	33.25%	6.55%	32.18%	39.24%

RATIOS TO AVERAGE NET ASSETS:
Expenses(b)	0.60%	0.60%	0.60%	0.29%	0.60%	0.60%	0.60%	0.29%
Investment income—net	10.08%	13.41%	29.85%	18.83%	9.92%	15.56%	35.27%	65.57%
Accumulation units outstanding at end of year (in thousands)	204	152	97	12	309	222	174	18
Net assets at end of year (in thousands)	$10,840	$6,896	$4,256	$452	$20,017	$10,808	$7,949	$633

(a)	The percentages shown for this period are not annualized.
(b)	Does not include expenses of underlying TIAA-CREF Life Fund.

B-18	Statement of Additional Information Intelligent Variable Annuity

Notes to financial statements	TIAA-CREF Life Separate Account VA-1	continued

	Lifetime Variable Select Account
	Bond Sub-Account				Money Market Sub-Account
	For the year ended December 31, 2006	For the year ended December 31, 2005	For the year ended December 31, 2004	For the period July 8, 2003 (commencement of operations) to December 31, 2003(a)	For the year ended December 31, 2006	For the year ended December 31, 2005	For the year ended December 31, 2004	For the period July 8, 2003 (commencement of operations) to December 31, 2003(a)

PER ACCUMULATION UNIT DATA:
Investment income—net	$1.112	$0.948	$0.752	$0.354	$0.461	$0.265	$0.071	$0.020
Net realized and unrealized gain (loss) on investments	(0.034)	(0.456)	0.016	(0.128)	—	—	—	—
Net increase (decrease) in Accumulation unit value	1.078	0.492	0.768	0.226	0.461	0.265	0.071	0.020
Accumulation unit value:
Beginning of year	26.486	25.994	25.226	25.000	10.356	10.091	10.020	10.000
End of year	$27.564	$26.486	$25.994	$25.226	$10.817	$10.356	$10.091	$10.020

TOTAL RETURN	4.07%	1.89%	3.04%	0.90%	4.44%	2.63%	0.71%	0.20%

RATIOS TO AVERAGE NET ASSETS:
Expenses(b)	0.60%	0.60%	0.60%	0.29%	0.60%	0.60%	0.60%	0.29%
Investment income—net	4.43%	4.70%	5.48%	6.32%	4.43%	2.68%	0.80%	0.19%
Accumulation units outstanding at end of year (in thousands)	593	510	262	22	4,872	1,658	631	82
Net assets at end of year (in thousands)	$16,339	$13,495	$6,806	$551	$52,699	$17,173	$6,371	$824

(a)	The percentages shown for this period are not annualized.
(b)	Does not include expenses of underlying TIAA-CREF Life Fund.

Note 5—accumulation units

Changes in the number of Accumulation Units outstanding were as follows:

	PA Select and SPIA Account Growth Equity Sub-Account		PA Select and SPIA Account Growth & Income Sub-Account		PA Select and SPIA Account International Equity Sub-Account
	For the year ended December 31, 2006	For the year ended December 31, 2005	For the year ended December 31, 2006	For the year ended December 31, 2005	For the year ended December 31, 2006	For the year ended December 31, 2005

ACCUMULATION UNITS:
Credited for premiums	70,758	159,968	60,564	99,372	69,265	525,060
Credited (cancelled) for transfers and disbursements	(290,117)	(275,022)	(128,394)	(185,520)	293,794	(257,410)

OUTSTANDING:
Beginning of year	1,732,823	1,847,877	1,553,113	1,639,261	1,839,659	1,572,009
End of year	1,513,464	1,732,823	1,485,283	1,553,113	2,202,718	1,839,659

Intelligent Variable Annuity Statement of Additional Information	B-19

Notes to financial statements	TIAA-CREF Life Separate Account VA-1	continued

	PA Select and SPIA Account Stock Index Sub-Account		PA Select and SPIA Account Social Choice Equity Sub-Account
	For the year ended December 31, 2006	For the year ended December 31, 2005	For the year ended December 31, 2006	For the year ended December 31, 2005

ACCUMULATION UNITS:
Credited for premiums	137,836	248,846	24,138	81,609
Credited (cancelled) for transfers and disbursements	(384,515)	(395,509)	(87,412)	(39,168)

OUTSTANDING:
Beginning of year	4,302,709	4,449,372	681,913	639,472
End of year	4,056,030	4,302,709	618,639	681,913

	PA Select and SPIA Account Large-Cap Value Sub-Account		PA Select and SPIA Account Small-Cap Equity Sub-Account		PA Select and SPIA Account Real Estate Securities Sub-Account
	For the year ended December 31, 2006	For the year ended December 31, 2005	For the year ended December 31, 2006	For the year ended December 31, 2005	For the year ended December 31, 2006	For the year ended December 31, 2005

ACCUMULATION UNITS:
Credited for premiums	17,804	101,664	17,632	59,911	35,537	168,427
Credited (cancelled) for transfers and disbursements	42,148	(65,254)	3,710	(87,207)	34,270	(170,881)

OUTSTANDING:
Beginning of year	442,626	406,216	387,525	414,821	610,998	613,452
End of year	502,578	442,626	408,867	387,525	680,805	610,998

	Lifetime Variable Select Account
	Growth Equity Sub-Account		Growth & Income Sub-Account		International Equity Sub-Account
	For the year ended December 31, 2006	For the year ended December 31, 2005	For the year ended December 31, 2006	For the year ended December 31, 2005	For the year ended December 31, 2006	For the year ended December 31, 2005

ACCUMULATION UNITS:
Credited for premiums	49,693	132,137	56,045	32,015	186,238	347,451
Credited (cancelled) for transfers and disbursements	(16,681)	(55,140)	(2,810)	47,246	67,556	(30,279)

OUTSTANDING:
Beginning of year	227,541	150,544	195,071	115,810	533,753	216,581
End of year	260,553	227,541	248,306	195,071	787,547	533,753

	Stock Index Sub-Account		Social Choice Equity Sub-Account		Large-Cap Value Sub-Account
	For the year ended December 31, 2006	For the year ended December 31, 2005	For the year ended December 31, 2006	For the year ended December 31, 2005	For the year ended December 31, 2006	For the year ended December 31,2005

ACCUMULATION UNITS:
Credited for premiums	138,012	159,947	27,435	40,256	60,137	84,425
Credited (cancelled) for transfers and disbursements	(42,789)	12,270	(14,048)	18,140	28,814	(10,002)

OUTSTANDING:
Beginning of year	506,754	334,537	156,926	98,530	207,660	133,237
End of year	601,977	506,754	170,313	156,926	296,611	207,660

B-20	Statement of Additional Information Intelligent Variable Annuity

Notes to financial statements	TIAA-CREF Life Separate Account VA-1	concluded

	Small-Cap Equity Sub-Account		Real Estate Securities Sub-Account		Bond Sub-Account
	For the year ended December 31, 2006	For the year ended December 31, 2005	For the year ended December 31, 2006	For the year ended December 31, 2005	For the year ended December 31, 2006	For the year ended December 31, 2005

ACCUMULATION UNITS:
Credited for premiums	40,414	317,303	105,506	87,189	124,992	144,222
Credited (cancelled) for transfers and disbursements	11,505	(262,857)	(18,900)	(39,137)	(41,750)	103,454

OUTSTANDING:
Beginning of year	151,892	97,446	222,123	174,071	509,500	261,824
End of year	203,811	151,892	308,729	222,123	592,742	509,500

	Money Market Sub-Account
	For the year ended December 31, 2006	For the year ended December 31, 2005

ACCUMULATION UNITS:
Credited for premiums	4,508,613	2,555,971
Credited (cancelled) for transfers and disbursements	(1,294,774)	(1,529,106)

OUTSTANDING:
Beginning of year	1,658,224	631,359
End of year	4,872,063	1,658,224

Intelligent Variable Annuity Statement of Additional Information	B-21

Index to Financial Statements

TIAA-CREF LIFE INSURANCE COMPANY
Index to Statutory—Basis Financial Statements
December 31, 2006
B-23	Report of Management Responsibility
B-24	Report of the Audit Committee
B-25	Report of Independent Auditors
B-26	Report of Independent Registered Public Accounting Firm
Statutory—Basis Financial Statements:
B-27	Statements of Admitted Assets, Liabilities and Capital and Surplus
B-27	Statements of Operations
B-28	Statements of Changes in Capital and Surplus
B-29	Statements of Cash Flow
B-30	Notes to Financial Statements

B-22	Statement of Additional Information Intelligent Variable Annuity

Report of management responsibility

April 20, 2007

To the Policyholders of TIAA-CREF Life Insurance Company:

The accompanying statutory-basis financial statements of TIAA-CREF Life Insurance Company (“TIAA-CREF Life”) are the responsibility of management. They have been prepared on the basis of statutory accounting principles, a comprehensive basis of accounting comprised of accounting principles prescribed or permitted by the New York State Insurance Department. The financial statements of TIAA-CREF Life have been presented fairly and objectively in accordance with such statutory accounting principles.

TIAA-CREF Life has established and maintains an effective system of internal controls over financial reporting designed to provide reasonable assurance that assets are properly safeguarded, that transactions are properly executed in accordance with management’s authorization, and to carry out the ongoing responsibilities of management for reliable financial statements. In addition, TIAA-CREF Life’s internal audit personnel provide a continuing review of the internal controls and operations of TIAA-CREF Life, and the Senior Vice President of Internal Audit regularly reports to the Audit Committee of the TIAA-CREF Life Board of Directors.

The independent registered public accounting firm of PricewaterhouseCoopers LLP has audited the accompanying statutory-basis financial statements of TIAA-CREF Life for the years ended December 31, 2006 and 2005 and Ernst & Young LLP for the year ended December 31, 2004. To maintain auditor independence and avoid even the appearance of a conflict of interest, it continues to be TIAA-CREF Life’s policy that any management advisory or consulting services are obtained from a firm other than the independent accounting firm. The independent auditors’ report expresses an independent opinion on the fairness of presentation of these statutory-basis financial statements.

The Audit Committee of the TIAA-CREF Life Board of Directors meets regularly with management, representatives of the independent accounting firm and internal audit personnel to review matters relating to financial reporting, internal controls and auditing. In addition to the annual independent audit of the TIAA-CREF Life statutory-basis financial statements, the New York State Insurance Department and other state insurance departments regularly examine the operations and financial statements of TIAA-CREF Life as part of their periodic corporate examinations.

Bret L. Benham	Linda S. Dougherty
Chairman, President and Chief Executive Officer	Second Vice President and Chief Financial Officer

Intelligent Variable Annuity Statement of Additional Information	B-23

Report of the audit committee

To the Policyholders of TIAA-CREF Life Insurance Company:

The Audit Committee (“Committee”) oversees the financial reporting process of TIAA-CREF Life Insurance Company (“TIAA-CREF Life”) on behalf of TIAA-CREF Life’s Board of Directors. The Committee is a standing committee of the Board and operates in accordance with a formal written charter (copies are available upon request) that describes the Committee’s responsibilities.

Management has the primary responsibility for TIAA-CREF Life’s financial statements, the development and maintenance of an effective system of internal controls over financial reporting, operations, and compliance with applicable laws and regulations. In fulfilling its oversight responsibilities, the Committee reviewed and approved the audit plans of the internal audit group and the independent registered public accounting firm in connection with their respective audits. The Committee also meets regularly with the internal and independent auditors, both with and without management present, to discuss the results of their examinations, their evaluation of internal controls, and the overall quality of financial reporting. The Committee has direct responsibility for the appointment, compensation and oversight of the external financial accounting firm. As required by its charter, the Committee will evaluate rotation of the external financial accounting firm whenever circumstances warrant, but in no event will the evaluation be later than the tenth year of service.

The Committee reviewed and discussed the accompanying audited statutory-basis financial statements with management, including a discussion of the quality and appropriateness of the accounting principles and financial reporting practices followed, the reasonableness of significant judgments, and the clarity of disclosures in the statutory-basis financial statements. The Committee has also discussed the audited statutory-basis financial statements with PricewaterhouseCoopers LLP, the independent registered public accounting firm, which is responsible for expressing an opinion on the conformity of the 2006 audited statutory-basis financial statements with statutory accounting principles.

The discussion with PricewaterhouseCoopers LLP focused on their judgments concerning the quality and acceptability of the accounting principles as applied in the financial reporting practices followed by TIAA-CREF Life, the clarity and completeness of the financial statements and related disclosures, and other significant matters, such as any significant changes in accounting policies, management judgments and estimates, and the nature of any uncertainties or unusual transactions. In addition, the Committee discussed with PricewaterhouseCoopers LLP the auditors’ independence from management, and the Teachers Insurance and Annuity Association of America’s Board of Trustees has received a written disclosure regarding such independence, as required by the Independence Standards Board.

Based on the review and discussions referred to above, the Committee has approved the release of the accompanying audited statutory-basis financial statements for publication and filing with appropriate regulatory authorities.

Craig K. Nordyke, Audit Committee Member

Harry I. Klaristenfeld, Audit Committee Member

Matthew F. Daitch, Audit Committee Member

Gary W. Mauger, Audit Committee Chairperson

Stephen B. Gruppo, Audit Committee Member

April 20, 2007

B-24	Statement of Additional Information Intelligent Variable Annuity

Report of independent auditors

To the Board of Directors of TIAA-CREF Life Insurance Company:

We have audited the accompanying statutory statements of admitted assets, liabilities and capital and surplus of TIAA-CREF Life Insurance Company (the “Company”) as of December 31, 2006 and December 31, 2005, and the related statutory statements of operations, changes in capital and surplus, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company for the year ended December 31, 2004, which are prepared on the basis of accounting described in Note 2, were audited by other independent auditors whose report dated April 20, 2005, expressed an adverse opinion on the fair presentation of the financial statements in conformity with generally accepted accounting principles in the United States of America, and expressed an unqualified opinion on the fair presentation of the financial statements in conformity with the basis of accounting described in Note 2.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2 to the financial statements, the Company prepared these financial statements using accounting practices prescribed or permitted by the Insurance Department of the State of New York, which practices differ from accounting principles generally accepted in the United States of America. The effects on the financial statements of the variances between the statutory basis of accounting and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States of America, the financial position of the Company at December 31, 2006 and 2005, or the results of its operations or its cash flows for the years then ended.

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities and capital and surplus of the Company as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, on the basis of accounting described in Note 2.

April 20, 2007

Intelligent Variable Annuity Statement of Additional Information	B-25

Report of Independent Registered Public Accounting Firm

To the Board of Directors of TIAA-CREF Life Insurance Company:

We have audited the statutory-basis balance sheet of TIAA-CREF Life Insurance Company (“TIAA-CREF Life”) as of December 31, 2004 and the related accompanying statutory-basis statements of operations, changes in capital and surplus, and cash flow for the year then ended. These financial statements are the responsibility of TIAA-CREF Life’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of TIAA-CREF Life’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the TIAA-CREF Life’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 2 to the financial statements, TIAA-CREF Life presents its financial statements in conformity with accounting practices prescribed or permitted by the New York State Insurance Department, which practices differ from U.S. generally accepted accounting principles. The variances between such practices and U.S. generally accepted accounting principles are described in Note 2. The effects of these variances on TIAA-CREF Life’s financial statements are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of TIAA-CREF Life at December 31, 2004, or the results of its operations or its cash flow for the year then ended.

However, in our opinion, the statutory-basis financial statements referred to above present fairly, in all material respects, the financial position of TIAA-CREF Life at December 31, 2004, and the results of its operations and its cash flow for the year then ended in conformity with accounting practices prescribed or permitted by the New York State Insurance Department.

New York, New York

April 27, 2005

B-26	Statement of Additional Information Intelligent Variable Annuity

Statutory—basis statements of admitted assets, liabilities and capital and surplus	TIAA-CREF Life Insurance Company

(dollars in thousands, except share data)	December 31, 2006	December 31, 2005

ASSETS
Bonds	$2,317,956	$2,692,895
Mortgages	109,495	136,596
Preferred stocks	34,845	7,515
Common stocks	—	1,000
Other long term investments	1,507	153
Cash, cash equivalents and short-term investments	113,178	1,039
Investment income due and accrued	31,359	34,848
Separate account assets	564,128	421,874
Federal income tax recoverable from TIAA	3,865	1,692
Deferred federal income tax asset	2,029	1,909
Other assets	30,011	27,369
Total assets	$3,208,373	$3,326,890

LIABILITIES, CAPITAL AND SURPLUS
Liabilities
Reserves for life and health, annuities and deposit-type contracts	$2,238,501	$2,550,629
Asset valuation reserve	15,779	14,574
Interest maintenance reserve	4,392	7,587
Separate account liabilities	562,765	420,740
Other liabilities	46,383	8,930
Total liabilities	2,867,820	3,002,460
Capital and Surplus
Capital (2,500 shares of $1,000 par value common stock issued and outstanding)	2,500	2,500
Additional paid-in capital	287,500	287,500
Surplus	50,553	34,430
Total capital and surplus	340,553	324,430
Total liabilities, capital and surplus	$3,208,373	$3,326,890

Statutory—basis statements of operations	TIAA-CREF Life Insurance Company

(dollars in thousands)	For the year ended December 31, 2006	For the year ended December 31, 2005	For the year ended December 31, 2004

REVENUES
Insurance and annuity premiums and other considerations	$138,588	$144,186	$227,075
Net investment income	141,208	149,674	148,139
Total revenues	$279,796	$293,860	$375,214

EXPENSES
Policy and contract benefits	$391,443	$308,574	$176,511
Increase (decrease) in policy and contract reserves	(276,425)	(167,593)	27,719
Operating expenses	49,299	50,725	56,006
Transfers to separate accounts, net	66,209	43,474	68,410
Other, net	24,934	24,768	11,701
Total expenses	$255,460	$259,948	$340,347

Income before federal income tax and net realized capital losses	24,336	33,912	34,867
Federal income tax expense	6,246	11,506	8,867
Net realized capital (losses) less capital gains taxes, after transfers to interest maintenance reserve	(811)	(988)	(524)
Net income	$17,279	$21,418	$25,476

SEE NOTES TO STATUTORY—BASIS FINANCIAL STATEMENTS	Intelligent Variable Annuity Statement of Additional Information	B-27

Statutory—basis statements of changes in capital and surplus	TIAA-CREF Life Insurance Company December 31, 2006

(dollars in thousands)	Capital Stock	Additional Paid-In Capital	Surplus (Deficit)	Total
Balance, December 31, 2003	$2,500	$287,500	$(10,486)	$279,514
Net income	—	—	25,476	25,476
Net unrealized capital gains on investments	—	—	621	621
Change in the asset valuation reserve	—	—	(6,101)	(6,101)
Change in value of seed money in separate account	—	—	259	259
Change in net deferred income tax	—	—	(3,893)	(3,893)
Change in non-admitted assets:
Deferred federal income tax asset	—	—	3,547	3,547
Other	—	—	655	655
Balance, December 31, 2004	$2,500	$287,500	$10,078	$300,078
Net income	—	—	21,418	21,418
Net unrealized capital losses on investments	—	—	(221)	(221)
Change in asset valuation reserve	—	—	(3,810)	(3,810)
Change in value of seed money in separate account	—	—	64	64
Change in net deferred income tax	—	—	(1,406)	(1,406)
Change in non-admitted assets:
Deferred federal income tax asset	—	—	1,675	1,675
Other	—	—	15	15
Prior year income (surplus) adjustment	—	—	6,617	6,617
Balance, December 31, 2005	$2,500	$287,500	$34,430	$324,430
Net income	—	—	17,279	17,279
Net unrealized capital gains on investments	—	—	(299)	(299)
Change in asset valuation reserve	—	—	(1,205)	(1,205)
Change in value of seed money in separate account	—	—	228	228
Change in net deferred income tax	—	—	(139)	(139)
Change in non-admitted assets:
Deferred federal income tax asset	—	—	259	259
Balance, December 31, 2006	$2,500	$287,500	$50,553	$340,553

B-28	Statement of Additional Information Intelligent Variable Annuity	SEE NOTES TO STATUTORY—BASIS FINANCIAL STATEMENTS

Statutory—basis statements of cash flow	TIAA-CREF Life Insurance Company December 31, 2006

(dollars in thousands)	For the year ended December 31, 2006	For the year ended December 31, 2005	For the year ended December 31, 2004
CASH FROM OPERATIONS
Insurance and annuity premiums and other considerations	$133,899	$140,876	$231,303
Miscellaneous income	9,632	7,344	10,334
Net investment income	198,618	203,806	200,236
Total Receipts	342,149	352,026	441,873
Policy and contract benefits	388,870	308,394	176,973
Operating expenses	59,480	76,527	54,684
Federal income tax expense	8,357	9,517	13,993
Net transfers to separate accounts	58,926	50,320	68,779
Total Disbursements	515,633	444,758	314,429
Net cash from operations	(173,484)	(92,732)	127,444
CASH FROM INVESTMENTS
Proceeds from long-term investments sold, matured, or repaid:
Bonds	667,523	547,206	377,188
Stocks	7,515	1,833	—
Mortgages	67,372	59,083	19,656
Miscellaneous proceeds	(2)	—	39,497
Cost of investments acquired:
Bonds	375,728	569,436	537,243
Stocks	3,346	8,515	1,228
Mortgages and real estate	40,614	20,000	65,750
Miscellaneous applications	368	109	25
Net cash from investments	322,352	10,062	(167,905)
CASH FROM FINANCING AND OTHER
Net deposits on deposit-type contracts funds	(69,975)	48,849	25,318
Other cash provided (applied)	33,246	(5,871)	8,714
Net cash from financing and other	(36,729)	42,978	34,032
NET CHANGE IN CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS	112,139	(39,692)	(6,429)
CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS, BEGINNING OF YEAR	1,039	40,731	47,160
CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS, END OF YEAR	$113,178	$1,039	$40,731

SEE NOTES TO STATUTORY—BASIS FINANCIAL STATEMENTS	Intelligent Variable Annuity Statement of Additional Information	B-29

Notes to statutory—basis financial statements	TIAA-CREF Life Insurance Company December 31, 2006

Note 1—organization and operations

TIAA-CREF Life Insurance Company commenced operations as a legal reserve life insurance company under the insurance laws of the State of New York on December 18, 1996, under its former name, TIAA Life Insurance Company and changed its name to TIAA-CREF Life Insurance Company (“TIAA-CREF Life” or the “Company”) on May 1, 1998. TIAA-CREF Life is a direct wholly-owned subsidiary of Teachers Insurance and Annuity Association of America (“TIAA” or the “Parent”), a legal reserve life insurance company established under the insurance laws of the State of New York in 1918. As of December 31, 2006, the Company was licensed in 51 jurisdictions.

The Company issues non-qualified annuity contracts with fixed and variable components, fixed and variable universal life contracts, funding agreements, term insurance and single premium immediate annuities.

Note 2—significant accounting policies

BASIS OF PRESENTATION:

The Company’s statutory-basis financial statements have been prepared on the basis of statutory accounting principles prescribed or permitted by the New York State Insurance Department (the “Department”), a comprehensive basis of accounting that differs from accounting principles generally accepted in the United States (“GAAP”). The Department requires insurance companies domiciled in the State of New York to prepare their statutory basis financial statements in accordance with the National Association of Insurance Commissioners (“NAIC”) Accounting Practices and Procedures Manual (“NAIC SAP”), subject to any deviation prescribed or permitted by the Department (“New York SAP”).

The table below provides a reconciliation of TIAA-CREF Life’s net income and capital and surplus between NAIC SAP and the New York SAP annual statement filed with the Department. The primary differences arise because TIAA-CREF Life maintains more conservative reserves, as prescribed or permitted by New York SAP, under which annuity reserves are generally discounted on the basis of contractually guaranteed interest rates and mortality tables.

	2006	2005	2004
	(In Thousands)
Net Income, New York SAP	$17,279	$21,418	$25,476
Difference in Reserves for:
Term Conversions	175	136	145
Deferred and Payout Annuities issue after 2000	8	(15)	(6)
Net Income, NAIC SAP	$17,462	$21,539	$25,615

Statutory Capital and Surplus, New York SAP	$340,553	$324,430	$300,078
Difference in Reserves for:
Term Conversions	759	584	448
Deferred and Payout Annuities issued after 2000	8	—	15
Statutory Capital and Surplus, NAIC SAP	$341,320	$325,014	$300,541

Accounting Principles Generally Accepted in the United States: The Financial Accounting Standards Board (“FASB”) requires that financial statements that are intended to be in conformity with GAAP follow all applicable authoritative accounting pronouncements. As a result, the Company cannot refer to financial statements prepared in accordance with NAIC SAP as having been prepared in accordance with GAAP. The differences between GAAP and NAIC SAP would have a material effect on the Company’s financial statements and the primary differences can be summarized, as follows.

Under GAAP:

•	The asset valuation reserve (“AVR”) is eliminated as a reserve and the credit-related realized gains and losses are reported in the statement of income on a pretax basis as incurred;

•

The interest maintenance reserve (“IMR”) is eliminated and realized gains and losses resulting from changes in interest rates are reported as a component of net income rather than being accumulated in and subsequently amortized into investment income over the remaining life of the investments sold;

•	Certain assets, which are designated as “non-admitted assets” are included in GAAP balance sheet rather than excluded from assets in the statutory balance sheet;

•

Policy acquisition costs are deferred and amortized over the lives of the policies issued rather than being charged to operations as incurred. Policy and contract reserves are based on estimates of expected mortality, morbidity, persistency and interest rather than being based on statutory mortality, morbidity and interest requirements;

•

Investments in wholly-owned subsidiaries, other entities under the control of the parent, and certain variable interest entities are consolidated in the parent’s financial statements rather than being carried at the parent’s equity in the share of the underlying audited GAAP equity of the subsidiary;

•	Investments in bonds considered to be “available for sale” are carried at fair value rather than amortized cost;

•

State taxes are included in the computation of deferred taxes, a deferred tax asset is recorded for the amount of gross deferred tax asset expected to be realized in future years, and a valuation allowance is established for deferred tax assets not realizable, rather than not being included in the deferred income taxes;

•	Annuities that do not incorporate significant insurance risk are classified as investment contracts and are not accounted for as insurance contracts;

•	Derivatives are generally valued at fair value rather than being accounted for in a manner consistent with the hedged item even when the derivatives qualify for hedge accounting;

•	Loan-backed and structured securities that are determined to have an other-than-temporary impairment are written down to fair value and not to the sum of undiscounted estimated future cash flows;

B-30	Statement of Additional Information Intelligent Variable Annuity

Notes to statutory—basis financial statements	TIAA-CREF Life Insurance Company December 31, 2006	continued

•

Certain reinsurance transactions are accounted for as financing transactions under GAAP and as reinsurance for statutory purposes and assets and liabilities are reported gross of reinsurance for GAAP and net of reinsurance for statutory purposes.

Management believes that the effects of these differences, while not determined, are presumed to be material.

ACCOUNTING POLICIES:

The preparation of the Company’s statutory-basis financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses at the date of the financial statements. Actual results could differ from those estimates. The following is a summary of the significant accounting policies followed by the Company:

Investments: Publicly traded securities are accounted for as of the date the investments are purchased or sold (trade date). Other investments are recorded on the settlement date. Realized capital gains and losses on investment transactions are accounted for under the specific identification method. A realized loss is recorded when an impairment is considered to be other-than-temporary. An impairment on an investment is considered to have occurred if an event or change in circumstance indicates that the carrying value of the asset may not be recoverable or the receipt of contractual payments of principal and interest may not occur when scheduled. When an impairment has been determined to have occurred, the investment is written down to fair value except for loan-backed and structured securities, which are written down to the sum of their undiscounted expected future cash flows. Management considers available evidence to evaluate the potential impairment of its investments. Unless evidence exists indicating a decline in the fair value of an investment below carrying value is temporary, a write-down is recognized as a realized loss.

VALUATION OF INVESTMENTS:

Cash, cash equivalents and short-term investments: Short-term investments (debt securities with maturities of one year or less at the time of acquisition) that are not in default are stated at amortized cost using the interest method. Short-term investments in default are stated at the lower of amortized cost or market value. Cash and cash equivalents includes cash on hand, amounts due from banks, and short term highly liquid investments with original maturities of three months or less.

Bonds: Bonds not backed by loans and not in default, are stated at amortized cost using the interest method. Bonds not backed by loans that are in default are valued at the lower of amortized cost or fair value determined by quoted market prices or an independent pricing service. For an other-than-temporary impairment, the cost basis of the bond is written down to its fair value, with the resulting change recognized as a realized loss.

Loan-backed bonds and structured securities: Included within bonds are loan-backed securities. Loan-backed securities and structured securities not in default are stated at amortized cost. The prospective approach is used in determining the carrying amount of interest-only securities, securities for which an other-than-temporary impairment has been recognized or securities whose expected future cash flows are lower than the expected cash flows estimated at the time of acquisition. The retrospective approach, which uses actual and expected future cash flows, is applied when determining the amount of all other loan-backed and structured securities. Estimated future cash flows and expected repayment periods are used in calculating amortization/accretion of premium/discount for loan-backed and structured securities. Loan-backed and structured securities in default are valued at the lower of amortized cost or undiscounted estimated future cash flows. Prepayment assumptions for loan backed securities and structured securities are obtained from external data services or internal estimates.

Common stock: Unaffiliated common stocks are stated at fair value.

Preferred stock: Preferred stocks of relatively high quality in NAIC designations 1, 2 and 3 are stated at amortized cost. Lower quality preferred stocks in NAIC designations 4, 5 and 6 are carried at the lower of amortized cost or fair value.

Mortgages: Mortgages are stated at amortized cost, net of valuation allowances, except that purchase money mortgages are stated at the lower of amortized cost or ninety percent of appraised value. A mortgage is evaluated for impairment when it is probable that the receipt of contractual payments of principal and interest may not occur when scheduled. If the impairment is considered to be temporary, a valuation reserve is established for the excess of the carrying value of the mortgage over its estimated fair value. Changes in valuation reserves for mortgages are included in net unrealized capital gains or losses. When an event occurs resulting in an impairment that is other-than-temporary, a direct write-down is recorded as a realized loss and a new cost basis is established.

Wholly-owned subsidiaries: Investments in wholly-owned subsidiaries are stated at the value of their underlying net assets as follows: (1) domestic insurance subsidiaries are stated at the value of their underlying statutory net assets; (2) non-insurance subsidiaries are stated at the value of their underlying audited GAAP equity. Dividends and distributions from subsidiaries are recorded in investment income and changes in the equity of subsidiaries are recorded directly to surplus as unrealized gains or losses.

Contract loans: Contract loans are stated at outstanding principal balances.

Separate accounts: Separate Accounts are established in conformity with insurance laws and are segregated from the Company’s general account and are maintained for the benefit of separate account contract holders. Seed money investments in the separate account, which are included in Separate Account Assets in the accompanying balance sheets, are stated at fair value.

Derivative instruments: The Company has filed a Derivatives Use Plan with the Department. This plan details TIAA-CREF Life’s derivative policy objectives, strategies and controls, and any restrictions placed on various derivative types. The plan also specifies the procedures and systems that the Company has established to evaluate, monitor and report on the derivative portfolio in terms of valuation, effectiveness and counterparty credit quality. The Company uses derivative instruments for

Intelligent Variable Annuity Statement of Additional Information	B-31

Notes to statutory—basis financial statements	TIAA-CREF Life Insurance Company December 31, 2006	continued

hedging, income generation and asset replication purposes. Derivatives used by the Company include foreign currency swaps and interest rate swaps. See Note 6.

Non-admitted assets: Certain investment balances and corresponding investment income due and accrued maybe designated as non-admitted assets in accordance with New York SAP, based on delinquencies, defaults, and other statutory criteria, and cannot be included in life insurance company balance sheets filed with the Department. The Company had no such investment-related non-admitted assets at December 31, 2006 and 2005. Income on bonds in default is not accrued and therefore, is not included in the non-admitted totals. Certain non-investment assets, such as deferred federal income tax (“DFIT”) assets, are also designated non-admitted assets. The non-admitted portion of the DFIT asset was $9,095 thousand and $9,354 thousand at December 31, 2006 and 2005, respectively. Changes in non-admitted assets are charged or credited directly to surplus.

Policy and contract reserves: Policy and contract reserves are determined in accordance with standard valuation methods approved by the Department and are computed in accordance with standard actuarial formulae. The reserves established utilize assumptions for interest (at rates ranging from 4.50% to 6.75% and averaging approximately 4.52%), mortality and other risks insured. Such reserves establish a sufficient provision for all contractual benefits guaranteed under policy and contract provisions.

Reserves for deposit-type funds, which do not contain any life contingencies, are equal to deposits received and interest credited to the benefit of contract holders, less withdrawals that represent a return to the contract holder.

Asset valuation reserve: The AVR, which covers all invested asset classes, is a reserve required by NAIC SAP to provide for potential future credit and equity losses. Reserve components of the AVR are maintained for bonds, mortgages, other invested assets and derivatives. Realized and unrealized credit and equity capital gains and losses, net of capital gains taxes, are credited to or charged against the related components of the AVR. Statutory formulae determine the required reserve components primarily based on factors applied to asset classes, and insurance companies may also establish additional reserves for any component; however, the ultimate balance cannot exceed the statutory maximum reserve for that component. Contributions and adjustments to AVR are reported as a change in surplus on the Statement of Changes in Capital and Surplus.

Interest maintenance reserve: The IMR is a reserve required by NAIC SAP, which accumulates realized interest rate-related capital gains and losses on sales of debt securities and mortgages, as defined by NAIC SAP. Such capital gains and losses are amortized out of the IMR, under the grouped method of amortization, as an adjustment to net investment income over the remaining lives of the assets sold.

Premiums and Deposits: Premiums are recognized as income over the premium-paying period of the related policies. Annuity considerations are recognized as revenue when received. Expenses incurred in connection with acquiring new insurance business are charged to operations as incurred.

Reclassifications: These financial statements report asset classes and related income in the same categories as prescribed for the NAIC annual statement. Certain prior year amounts in the financial statements have been reclassified to conform to the 2006 presentation. These reclassifications did not affect the total assets, liabilities, net income or surplus previously reported.

Note 3—Investments

The disclosures below provide information grouped within the following asset categories: A) bonds, preferred stocks and common stocks; B) mortgage investments; C) subsidiaries and affiliates; D) other long-term investments; and E) commitments.

A. BONDS, PREFERRED STOCKS AND COMMON STOCKS:

The amortized cost and estimated fair values, and the unrealized gains and losses of long-term bonds, preferred stocks, and common stocks at December 31, 2006 and 2005, are shown below (in thousands):

	Cost**	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value

December 31, 2006
U.S. Government	$12,970	$1,391	$(2)	$14,359
All Other Governments	4,990	—	(52)	4,938
Special Revenue & Special Assessment, Non-guaranteed Agencies & Government	178,446	1,289	(2,078)	177,657
Public Utilities	170,732	790	(2,837)	168,685
Industrial & Miscellaneous	1,950,818	10,959	(25,674)	1,936,103
Total Bonds	2,317,956	14,429	(30,643)	2,301,742
Preferred Stocks	34,845	196	(371)	34,670
Total Bonds and Stocks	$2,352,801	$14,625	$(31,014)	$2,336,412

	Cost**	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value

December 31, 2005
U.S. Government	$13,160	$1,855	$—	$15,015
All Other Governments	9,998	—	(48)	9,950
Special Revenue & Special Assessment, Non-guaranteed Agencies & Government	133,113	1,717	(865)	133,965
Public Utilities	205,102	2,332	(2,750)	204,684
Industrial & Miscellaneous	2,331,522	22,297	(29,096)	2,324,723
Total Bonds	2,692,895	28,201	(32,759)	2,688,337
Preferred Stocks	7,515	13	(10)	7,518
Common Stocks Affiliated***	1,000	—	—	1,000
Total Bonds and Stocks	$2,701,410	$28,214	$(32,769)	$2,696,855

**	Amortized cost for bonds and original cost for stocks net of cumulative recorded other-than-temporary impairments.
***	Also reported in Note 3C – Subsidiaries and Affiliates

B-32	Statement of Additional Information Intelligent Variable Annuity

Notes to statutory—basis financial statements	TIAA-CREF Life Insurance Company December 31, 2006	continued

IMPAIRMENT REVIEW PROCESS

All securities are subjected to TIAA-CREF Life’s process for identifying other-than-temporary impairments. The quarterly impairment identification process utilizes, but is not limited to, a screening process based on declines in fair value. The Company writes down securities that it deems to have an other-than-temporary impairment to fair value in the period the securities are deemed to be impaired, based on management’s case-by-case evaluation of the decline in fair value and prospects for recovery. Management considers a wide range of factors in the impairment evaluation process, including, but not limited to, the following: (a) the extent to which and the length of time the fair value has been below amortized cost; (b) the financial condition and near-term prospects of the issuer; (c) whether the debtor is current on contractually obligated interest and principal payments; (d) the intent and ability of the Company to retain the investment for a period of time sufficient to allow for any anticipated recovery in fair value or repayment; (e) information obtained from regulators and rating agencies; (f) the potential for impairments in an entire industry sector or sub-sector; and (g) the potential for impairments in certain economically-depressed geographic locations. Where an impairment is considered to be other-than-temporary, the Company recognizes a write-down as an investment loss and adjusts the cost basis of the security accordingly. The Company does not change the revised cost basis for subsequent recoveries in value. Once an impairment write-down has been recorded, the Company continues to review the impaired security for appropriate valuation on an ongoing basis.

UNREALIZED LOSSES ON BONDS AND PREFERRED STOCKS

The gross unrealized losses and estimated fair values for securities, by the length of time that individual securities had been in a continuous unrealized loss position for 2006 and 2005 are shown in the table below (in thousands):

	Cost**	Gross Unrealized Loss	Estimated Fair Value

December 31, 2006

Less than twelve months:
Bonds	$680,571	$(8,355)	$672,216
Preferred Stocks	23,368	(371)	22,997
Total less than twelve months	$703,939	$(8,726)	$695,213

More than twelve months:
Bonds	$1,017,310	$(22,288)	$995,022
Preferred Stocks	—	—	—
Total twelve months or more	1,017,310	(22,288)	995,022
Total—All bonds and preferred stocks	$1,721,249	$(31,014)	$1,690,235

**	Amortized cost for bonds and original cost for stocks net of cumulative recorded other-than-temporary impairments.

	Cost**	Gross Unrealized Loss	Estimated Fair Value

December 31, 2005

Less than twelve months:
Bonds	$1,256,598	$(22,188)	$1,234,410
Preferred Stocks	5,015	(10)	5,005
Total less than twelve months	$1,261,613	$(22,198)	$1,239,415

More than twelve months:
Bonds	$344,392	$(10,571)	$333,821
Preferred Stocks	—	—	—
Total twelve months or more	344,392	(10,571)	333,821
Total—All bonds and preferred stocks	$1,606,005	$(32,769)	$1,573,236

**	Amortized cost for bonds and original cost for stocks net of cumulative recorded other-than-temporary impairments.

For 2006, the categories of securities where the estimated fair value declined and remained below cost for twelve months or greater were concentrated in asset-backed securities (24%), finance (17%), public utilities (14%), manufacturing (12%), communication (8%), mortgaged backed (7%), oil and gas (6%), services (4%), and other securities (8%). The preceding percentages were calculated as a percentage of the gross unrealized loss. The Company holds one security where the gross unrealized loss was greater than $1 million at December 31, 2006.

For 2005, the categories of securities where the estimated fair value declined and remained below cost for twelve months or greater were concentrated in asset-backed securities (34%), public utilities (22%), manufacturing (17%), finance (11%), communication (6%), transportation (5%), and other securities (5%). The preceding percentages were calculated as a percentage of the gross unrealized loss. The Company did not hold any securities where the gross unrealized loss was greater than $1 million at December 31, 2005.

SCHEDULED MATURITIES OF BONDS

The statutory carrying values and estimated fair values of long-term bond investments at December 31, 2006, by contractual maturity, are shown below (in thousands):

	Carrying Value	Estimated Fair Value
Due in one year or less	$438,918	$437,193
Due after one year through five years	908,115	898,111
Due after five years through ten years	146,540	145,597
Due after ten years	235,557	237,760
Subtotal	1,729,130	1,718,661
Residential mortgage-backed securities	222,224	220,400
Asset-backed securities	127,971	127,755
Commercial mortgage-backed securities	238,631	234,926
Total	$2,317,956	$2,301,742

Bonds, not due at a single maturity date have been included in the preceding table based on the year of final maturity. Actual maturities may differ from contractual maturities because borrowers may have the right to prepay obligations, although prepayment premiums may be applicable.

Intelligent Variable Annuity Statement of Additional Information	B-33

Notes to statutory—basis financial statements	TIAA-CREF Life Insurance Company December 31, 2006	continued

Included in the preceding table are long-term bond investments in or near default totaling approximately $881 thousand of which $874 thousand are categorized as due after one year through five years and $7 thousand are categorized as asset-backed securities.

Included in the preceding table under asset-backed securities is the Company’s exposure to sub-prime investments totaling $66 million. Ninety-five percent (95%) of the sub-prime securities were rated single A or better.

BOND CREDIT QUALITY AND DIVERSIFICATION

At December 31, 2006 and 2005, approximately 97.6% and 96.4%, respectively, of the long-term bond portfolio was comprised of investment grade securities. The carrying values of long-term bond investments were diversified by industry classification at December 31 as follows:

	2006	2005
Finance and financial services	21.0%	19.2%
Manufacturing	13.0	13.9
Public utilities	12.0	10.8
Commercial mortgage-backed securities	10.3	11.0
Residential mortgage-backed securities	9.6	6.9
Communication	8.5	8.4
Asset-backed securities	5.5	8.0
Services	4.6	5.3
Oil and gas	4.5	4.2
Retail and wholesale trade	4.4	4.9
Transportation	3.1	3.8
US, canada, other government	1.6	1.6
Revenue and special obligation	1.0	0.7
REIT	0.9	1.3
Total	100.0%	100.0%

BOND AND EQUITY—OTHER DISCLOSURES

During 2006 and 2005, the Company acquired bonds and stocks through exchanges aggregating $6,997 thousand and $54,086 thousand, respectively. When exchanging securities, the Company generally accounts for assets at their fair value or at the book value if lower unless the exchange was as a result of restricted securities under SEC rule 144A exchanged for unrestricted securities, which are accounted for at book value.

For the years ended December 31, 2006 and 2005, the carrying amount of bonds and stocks denominated in foreign currency was $13,273 thousand and $13,290 thousand, respectively.

Debt securities amounting to approximately $8,784 thousand and $8,963 thousand at December 31, 2006 and 2005, respectively, were on deposit with governmental authorities or trustees, as required by law.

The Company does not engage in the practice of wash sales, however, in isolated cases in the course of the asset management activities, a security may be sold and repurchased in whole or in part within thirty days of the sale when an opportunity to significantly enhance the return on the investment is present. The Company had no wash sales during the year ended December 31, 2006.

The Company uses a third party proprietary system in determining the market value of its loan-backed securities. In 2006, the Company did not change from the retrospective to the prospective method on any individual security holding since no holding had a negative yield.

B. MORTGAGE INVESTMENTS:

The Company holds mortgages that are principally collateralized by commercial real estate. The Company also issues mezzanine real estate loans, which are secured by a pledge of direct or indirect equity interests in an entity that owns real estate. The maximum percentage of any one loan to the value of the security at the time of the loan, exclusive of insured or guaranteed or purchase money mortgages was 73% for commercial loans (including mezzanine loans). The coupon rates for mezzanine commercial mortgages issued during 2006 were 5.76% to 5.90%.

MORTGAGE IMPAIRMENT REVIEW PROCESS

The Company monitors the effects of current and expected market conditions and other factors on the collectibility of mortgages to identify and quantify any impairment in value. There were no mortgages with impaired values at December 31, 2006 and 2005. The Company accrues interest income on impaired loans to the extent it is deemed collectible. Any mortgages in default more than eighteen months will have all due and accrued income non-admitted.

MORTGAGE DIVERSIFICATION

At December 31, 2006 and 2005, the carrying values of mortgage investments were diversified by property type and geographic region, as follows:

	2006	2005
Property Type
Office building	59.0%	81.8%
Shopping centers	35.8	14.0
Apartments	5.2	4.2
Total	100.0%	100.0%

	2006	2005
Geographic Region
South Atlantic	26.1%	54.8%
Pacific	26.1	21.3
North Central	18.8	0.0
Mountain	16.3	13.4
Middle Atlantic	7.5	6.3
South Central	5.2	4.2
Total	100.0%	100.0%

At December 31, 2006, approximately 26.1% of the mortgage portfolio was invested in California in the Pacific region included in the preceding table. At December 31, 2005, approximately 43.4% of the mortgage portfolio was invested in the District of Columbia in the South Atlantic region included in the preceding table.

B-34	Statement of Additional Information Intelligent Variable Annuity

Notes to statutory—basis financial statements	TIAA-CREF Life Insurance Company December 31, 2006	continued

SCHEDULED MORTGAGE MATURITIES

At December 31, 2006, the contractual maturity schedule of mortgages is shown below (in thousands):

Carrying Value
Due in one year or less	$1,277
Due after one year through five years	67,768
Due after five years through ten years	35,586
Due after ten years	4,864
Total	$109,495

Actual maturities may differ from contractual maturities because borrowers may have the right to prepay mortgages, although prepayment premiums may be applicable.

MORTGAGE—OTHER DISCLOSURES

The Company has no Reverse Mortgages as of December 31, 2006 and 2005.

C. SUBSIDIARIES AND AFFILIATES:

The Company is a direct wholly-owned insurance subsidiary of TIAA, an insurance company domiciled in the State of New York. TIAA-CREF Life Insurance Agency (“Agency”) is the sole operating subsidiary of TIAA-CREF Life. The Company has no investments in subsidiary, controlled and affiliated entities that exceed 10% of its admitted assets. To conform to the NAIC Annual Statement presentation, the $1,000 thousand carrying value as of December 31, 2006 of Agency is reported as other invested assets. The carrying value of Agency was not impaired for the years ended December 31, 2006 or 2005. Additionally, Agency had no net income for the years ended December 31, 2006 and 2005. During 2006 and 2005, there was no net amount due from insurance subsidiaries and affiliates.

D. OTHER LONG TERM INVESTMENTS:

The Company’s carrying value of other long-term investments, which are primarily the interest in Agency and contract loans, derivatives, and investments in process, at December 31, 2006 and 2005 was $1,507 thousand and $153 thousand, respectively.

E. COMMITMENTS:

At December 31, 2006, the Company had no outstanding commitments to fund future investments. The funding of bond commitments is contingent upon the continued favorable financial performance of the potential borrowers, and the funding of mortgages and real estate commitments are generally contingent upon the underlying properties meeting specified requirements, including construction, leasing and occupancy.

Note 4—investment income and capital gains and losses

Net Investment Income: The components of net investment income were as follows (in thousands):

	2006	2005	2004
Bonds	$131,774	$140,889	$141,493
Stocks	1,191	86	58
Mortgages	7,345	10,169	11,803
Cash, cash equivalents and short-term investments	2,532	645	427
Other long-term investments	397	(1,106)	(4,947)
Total gross investment income	$143,239	$150,683	$148,834
Less investment expenses	(3,240)	(3,238)	(3,088)
Net investment income before amortization of net IMR gains	139,999	147,445	145,746
Amortization of net IMR gains	1,209	2,229	2,393
Net investment income	$141,208	$149,674	$148,139

Due and accrued income is excluded from surplus on the following basis: 1) Bonds – income due and accrued on bonds in or near default or that is over 90 days past due, 2) Mortgages – income due and accrued with amounts greater than the excess of the property value over the unpaid principal balance and on mortgages in default more than eighteen months. No income was excluded from income or surplus for the years ended December 31, 2006 and 2005.

Realized Capital Gains and Losses: The net realized capital gains (losses) on sales and redemptions of investments were as follows (in thousands):

	2006	2005	2004
Bonds	$(2,531)	$(875)	$3,937
Stocks	—	605	—
Mortgages	(326)	—	—
Cash, cash equivalent and short-term investments	(2)	—	(3)
Total before capital gains taxes and transfers to the IMR	(2,859)	(270)	3,934
Transfers to the IMR	1,986	(656)	(4,237)
Capital gains taxes	62	(62)	(221)
Net realized capital (losses) less capital gains taxes, after transfers to the IMR	$(811)	$(988)	$(524)

Write-downs of bonds resulting from impairments that are considered to be other-than-temporary, reflected in the preceding table as realized capital losses, were approximately $1,324 thousand, $1,270 thousand and $0 at December 31, 2006, 2005 and 2004, respectively. Write-downs of mortgages resulting from impairments that are considered to be other-than-temporary, reflected in the preceding table as realized capital losses, were approximately $326 thousand, $0 and $0 at December 31, 2006, 2005 and 2004, respectively.

Proceeds from sales of long-term bond investments during 2006, 2005 and 2004 were $146,587 thousand, $155,253 thousand and $127,947 thousand, respectively. Gross gains of $2,534 thousand, $2,006 thousand and $4,837 thousand, and gross losses, excluding impairments considered to be other-than-temporary, of $3,809 thousand, $1,635 thousand and $953 thousand were realized on these sales during 2006, 2005 and 2004, respectively.

Intelligent Variable Annuity Statement of Additional Information	B-35

Notes to statutory—basis financial statements	TIAA-CREF Life Insurance Company December 31, 2006	continued

Unrealized Capital Gains and Losses: For 2006, 2005 and 2004, the net change of unrealized capital gains/(losses) in investments, resulting in a net increase (decrease) in valuation of investments was approximately $(299) thousand, $(221) thousand and $621 thousand, respectively.

Note 5—Disclosures about fair value of financial instruments

The estimated fair value amounts of financial instruments presented in the following tables were determined by the Company using market information available as of December 31, 2006 and 2005 and appropriate valuation methodologies. However, considerable judgment is required to interpret market data in developing the estimates of fair value for financial instruments for which there are no available market value quotations. The estimates presented are not necessarily indicative of the amounts the Company could have realized in a market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

(in thousands)	Carrying Value	Estimated Fair Value
December 31, 2006
Assets
Bonds	2,317,956	2,301,742
Preferred Stocks	34,845	34,670
Mortgages	109,495	107,926
Cash, cash equivalents and short-term investments	113,178	113,178
Separate account assets	562,765	562,765
Separate account seed money investments	1,363	1,363
Liabilities
Liability for deposit-type contracts	883,666	883,666
Derivative financial instruments	3,437	3,437
Separate account liabilities	562,765	562,765

December 31, 2005
Assets
Bonds	2,692,895	2,688,338
Common Stocks	1,000	1,000
Preferred Stocks	7,515	7,518
Mortgages	136,596	134,209
Cash, cash equivalents and short-term investments	1,039	1,039
Separate account assets	420,740	420,740
Separate account seed money investments	1,134	1,134
Derivative financial instruments	15	420
Liabilities
Liability for deposit-type contracts	921,996	921,996
Derivative Financial Instruments	3,140	3,660
Separate account liabilities	420,740	420,740

Bonds: The fair values for publicly traded long-term bond investments were determined using quoted market prices. For privately placed long-term bond investments without a readily ascertainable market value, such values were determined with the assistance of an independent pricing service utilizing a discounted cash flow methodology based on coupon rates, maturity provisions and assigned credit ratings.

The aggregate carrying values and estimated fair values of publicly traded and privately placed bonds at December 31, were as follows (in thousands):

	Carrying Value	Estimated Fair Value
December 31, 2006
Publicly traded bonds	$1,820,949	$1,807,640
Privately placed bonds	497,007	494,102
Total	$2,317,956	$2,301,742

	Carrying Value	Estimated Fair Value
December 31, 2005
Publicly traded bonds	$2,090,209	$2,087,292
Privately placed bonds	602,686	601,046
Total	$2,692,895	$2,688,338

Mortgages: The fair values of mortgages were generally determined with the assistance of an independent pricing service utilizing a discounted cash flow methodology based on coupon rates, maturity provisions and assigned credit ratings.

Common Stocks, Cash, Cash Equivalents and Short-Term Investments, Contract Loans and Separate Account Seed Money Investments: The carrying values approximate the estimated fair values.

Preferred Stocks: The fair values of preferred stocks were determined using quoted market prices or valuations from the NAIC.

Deposit-type contracts: For deposit-type contracts the fair value approximates the carrying value of the contract.

Insurance and Annuity Contracts: TIAA-CREF Life’s insurance and annuity contracts entail mortality risks and are, therefore, exempt from the fair value disclosure requirements related to financial instruments.

Derivative Financial Instruments: The fair values of interest rate swap contracts and foreign currency swap contracts are estimated internally based on (models generally used and accepted by the market) estimated future cash flows, anticipated foreign exchange relationships and anticipated interest rates and such values are reviewed for reasonableness with values provided by TIAA-CREF Life’s derivative counterparties.

Note 6—derivative financial instruments

The Company uses derivative instruments for hedging and income generation purposes, and accounts for its derivatives in accordance with SSAP 86, “Accounting for Derivative Instruments and Hedging Activities.” The Company does not engage in derivative financial instrument transactions for speculative purposes. The Company enters into derivatives directly with counterparties of high credit quality (i.e., rated AA or better at the date of a transaction) and monitors counterparty credit quality on an ongoing basis. The Company does not require cash collateral on derivative instruments. TIAA-CREF Life’s counterparty credit risk is limited to the net positive fair value of its derivative positions for the each individual counterparty, unless otherwise described below.

B-36	Statement of Additional Information Intelligent Variable Annuity

Notes to statutory—basis financial statements	TIAA-CREF Life Insurance Company December 31, 2006	continued

Interest Rate Swaps: The Company enters into interest rate swap contracts to hedge against the effect of interest rate fluctuations on certain variable interest rate bonds. These contracts are designated as cash flow hedges and allow the Company to lock in a fixed interest rate and to transfer the risk of higher or lower interest rates. The Company also enters into interest rate swaps to exchange the cash flows on certain fixed interest rate bonds into variable interest rate cash flows. These contracts are entered into as a fair value hedge in connection with certain interest sensitive products. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by one counterparty at each due date. Net payments received and net payments made or accrued under interest rate swap contracts are included in net investment income. The changes in the carrying value of interest rate swap are recognized as unrealized gains or losses. Derivative instruments used in hedging transactions that do not meet or no longer meet the accounting criteria of an effective hedge are accounted for at fair value.

Foreign Currency Swap Contracts: TIAA-CREF Life enters into foreign currency swap contracts to exchange fixed and variable amounts of foreign currency at specified future dates and at specified rates (in U.S. dollars) as a cash flow hedge to manage currency risks on investments denominated in foreign currencies. This type of derivative instrument is traded over-the-counter, and the Company is exposed to both market and counter-party risk. The changes in the carrying value of foreign currency exchange rates are recognized as unrealized gains or losses. Derivative instruments used in hedging transactions that do not meet or no longer meet the accounting criteria of an effective hedge are accounted for at fair value according to accounting guidance.

		2006
(in thousands)		Notional	Carrying Value	Estimated FV
Foreign currency swap contracts	Assets	—	—	—
	Liabilities	10,080	(3,431)	(3,431)
	Subtotal	10,080	(3,431)	(3,431)

Interest rate swap contracts	Assets	—	—	—
	Liabilities	4,000	(6)	(6)
	Subtotal	4,000	(6)	(6)

Total Derivatives	Assets	—	—	—
	Liabilities	14,080	(3,437)	(3,437)
	Total	14,080	(3,437)	(3,437)

		2005
(in thousands)		Notional	Carrying Value	Estimated FV
Foreign currency swap contracts	Assets	—	—	—
	Liabilities	10,080	(3,140)	(3,620)
	Subtotal	10,080	(3,140)	(3,620)

Interest rate swap contracts	Assets	177,400	15	420
	Liabilities	4,000	—	(40)
	Subtotal	181,400	15	380

Total Derivatives	Assets	177,400	15	420
	Liabilities	14,080	(3,140)	(3,660)
	Total	191,480	(3,125)	(3,240)

Note 7—Separate Accounts

TIAA-CREF Life Separate Account VA-1 (“VA-1”) was established as a separate account of TIAA-CREF Life on July 27, 1998 to fund individual non-qualified variable annuities. It currently funds the Personal Annuity Select and Lifetime Variable Select individual flexible premium variable annuities, and Single Premium Immediate Annuities. VA-1 is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. All of its assets are invested in an underlying portfolio of mutual funds. The underlying series mutual fund, TIAA-CREF Life Funds, currently has ten investment portfolios: Growth Equity Fund, Growth & Income Fund, International Equity Fund, Stock Index Fund, Social Choice Equity Fund, Large-Cap Value Fund, Small-Cap Equity Fund, Real Estate Securities Fund, Bond Fund and Money Market Fund.

Most of the contracts offered through VA-1 include a nominal guaranteed minimum death benefit. The Separate Account offers full or partial withdrawal at market value with no surrender charge. The assets of these accounts are generally carried at market value.

The TIAA-CREF Life Separate Account VLI-1 (“VLI-1”) is a unit investment trust and was organized May 23, 2001. It was established under New York Law for the purpose of issuing and funding flexible premium variable universal life insurance policies.

TIAA-CREF Life provides mortality and expense guarantees to VA-1 and VLI-1, for which it is compensated. The Company also guarantees that expense charges to VLI-1 participants will never rise above the maximum amount stipulated in the contract.

Although the Company owns the assets of the separate accounts, and the obligations under the contracts are obligations of the Company, the separate account’s income, investment gains, and investment losses are credited to or charged against the assets of the separate account without regard to TIAA-CREF Life’s other income, gains or losses. Under New York law, the separate account cannot be charged with liabilities incurred by any other TIAA-CREF Life separate account or other business activity TIAA-CREF Life may undertake.

Intelligent Variable Annuity Statement of Additional Information	B-37

Notes to statutory—basis financial statements	TIAA-CREF Life Insurance Company December 31, 2006	continued

Information regarding separate accounts of the Company for the years ended December 31, is as follows (in thousands):

	Non-guaranteed Separate Accounts
	2006	2005	2004
Premiums and considerations	$144,088	$77,109	$107,085
Reserves:
For accounts with assets at:
Fair value	562,814	419,983	354,335
Amortized cost	—	—	—
Total Reserves	$562,814	$419,983	$354,335
By withdrawal characteristics:
At fair value	562,814	419,983	354,335
Total Reserves	$562,814	$419,983	$354,335

The following is a reconciliation of transfers to or (from) the Company to the Separate Accounts (in thousands):

	2006	2005	2004
Transfers as reported in the Summary of operations of the separate accounts statement:
Transfers to separate accounts	$233,215	$226,183	$180,869
Transfers from separate accounts	167,646	183,271	112,526
Net transfers to or (from) separate accounts	$65,569	$42,912	$68,343
Reconciling Adjustments:
Fund transfer exchange gain/loss	$640	$562	$68
Transfers as reported in the summary of operations of the life, accident & health annual statement	$66,209	$43,474	$68,411

Note 8—related party transactions

The majority of services for the operation of the Company are provided, at cost, by TIAA under a Service Agreement. Expense reimbursement payments under the Service Agreement are made quarterly by TIAA-CREF Life to TIAA based on TIAA’s costs for providing such services. The Company also reimburses TIAA on a quarterly basis for certain investment management services, at cost, according to the terms of an Investment Management Agreement.

The Company has a financial support agreement with TIAA. Under this agreement, TIAA will provide support so that TIAA-CREF Life will have the greater of (a) capital and surplus of $250 million, (b) the amount of capital and surplus necessary to maintain the Company’s capital and surplus at a level not less than 150% of the NAIC Risk Based Capital model or (c) such other amount as necessary to maintain TIAA-CREF Life’s financial strength rating at least the same as TIAA’s rating at all times. This agreement is not an evidence of indebtedness or an obligation or liability of TIAA and does not provide any creditor of TIAA-CREF Life with recourse to TIAA. The total capital stock owned by and net paid-in-capital received from TIAA is $290 million.

The Company maintains a $100 million unsecured 364-day revolving line of credit with TIAA. As of December 31, 2006, $30 million of this facility was maintained on a committed basis for which the Company paid a commitment fee of 3 basis points on the undrawn committed amount. During 2006, there were 36 draw downs totaling $144 million which were repaid by December 31, 2006. As of December 31, 2006 outstanding principal plus accrued interest was $0.

The Company provides all administrative services for VA-1 and VLI-1 in connection with the operations of its separate accounts, VA-1 and VLI-1. Teachers Personal Investor Services, a wholly-owned subsidiary of TIAA-CREF Enterprises, Inc. distributes contracts for VA-1 and VLI-1.

Services for funding agreements used to fund certain qualified state tuition programs for which TIAA-CREF Tuition Financing, Inc. (“TFI”) a wholly-owned subsidiary of Enterprises, is the program manager, are provided to TIAA-CREF Life by TFI pursuant to a Service Agreement between the Company and TFI.

Note 9—federal income taxes

Beginning January 1, 1998, the Company began filing a consolidated federal income tax return with its parent and its affiliates. The consolidated group has entered into a tax-sharing agreement that follows the current reimbursement method, whereby members of the group will generally be reimbursed for their losses on a pro-rata basis by other members of the group to the extent that they have taxable income, subject to the limitations imposed under the Internal Revenue Code (“Code”). Amounts due from TIAA for federal income taxes were $3,865 thousand and $1,754 thousand at December 31, 2006 and 2005, respectively. Amounts payable to TIAA for capital gains tax were $0 and $62 thousand at December 31, 2006 and 2005, respectively.

The components of the Company’s net deferred tax asset were as follows (in thousands):

	2006	2005
Gross deferred tax assets	$11,849	$11,611
Gross deferred tax liabilities	725	348
Deferred tax assets non-admitted	9,095	9,354
Net admitted deferred tax asset	$2,029	$1,909

Change in non-admitted deferred tax assets	$(259)	$(1,676)

The Company’s gross deferred tax assets were primarily attributable to differences in required reserves and the capitalization of acquisition costs required by the Code. The Company’s gross deferred tax liability is attributable to deferred market discount on bonds.

The components of the Company’s income taxes incurred and the change in deferred tax assets and liabilities are as follows (in thousands):

	2006	2005
Current tax	$6,246	$11,506
Federal income tax on net capital gains	$(62)	$62
Change in deferred tax assets	$497	$177
Change in deferred tax liabilities	377	(92)
Net change in deferred taxes	$120	$269

B-38	Statement of Additional Information Intelligent Variable Annuity

Notes to statutory—basis financial statements	TIAA-CREF Life Insurance Company December 31, 2006	continued

The Company is subject to the domestic federal statutory income tax rate of 35%. The Company’s effective federal income tax rate for 2006 and 2005 differs from tax at the statutory income tax rate, as illustrated below (in thousands):

	2006	2005	2004
Net gain from operations after dividends	$24,336	$33,912	$34,867
Statutory rate	35%	35%	35%
Tax at statutory rate	8,518	11,869	12,203
Deferred acquisition costs less amortization	(729)	(604)	(157)
Amortization of interest maintenance reserve	(423)	(780)	(838)
Net increase in reserves	50	304	(1,835)
True-up of prior year’s tax	(137)	(482)	(92)
Prior year adjustment	—	2,316	—
Market discount adjustments	(571)	(291)	(186)
Separate Account Net Income	(246)	(255)	(29)
Prepayment Penalty	(102)	(569)	(337)
Other adjustments	(114)	(1)	138
Current taxes incurred	$6,246	$11,506	$8,867

As of December 31, 2006, 2005 and 2004, the Company had no net operating loss carryforwards for tax purposes.

The Company incurred federal taxes in the current or preceding years that are available for recoupment in the event of future net losses, are as follows (in thousands):

Year Incurred	Tax Incurred
2004	$8,477
2005	11,851
2006	6,383

Note 10—pension plan and postretirement benefits

The Company has no employees. The Company’s parent, TIAA allocates employee benefit expenses based on salaries attributable to the Company. The Company’s share of net expense for the qualified defined contribution plan was approximately $2,054 thousand, $1,968 thousand and $2,394 thousand for 2006, 2005 and 2004, respectively and for Other Postretirement Benefit plans was $327 thousand, $287 thousand and $348 thousand for 2006, 2005 and 2004, respectively.

Note 11—policy and contract reserves

Policy and contract reserves are determined in accordance with standard valuation methods approved by the Department and are computed in accordance with standard actuarial formulae. The reserves are based on assumptions for interest, mortality and other risks insured and establish a sufficient provision for all benefits guaranteed under policy and contract provisions.

Personal Annuity Select (“PAS”), a deferred annuity, and Funding Agreements (“FA”) represent 95% of the total reserves in the Company. The general account reserves for these products are equal to the account balance plus the present value, at the maximum statutory valuation rate on an issue year basis, of excess interest guaranteed beyond the valuation date. In addition, a reserve is maintained in the general account for the PAS’s and the Lifetime Variable Select’s (“LVS”) Guaranteed Minimum Death Benefit (“GMDB”) provisions. The reserve for the GMDB is calculated on a seriatim basis in accordance with Actuarial Guideline 34, Variable Annuity Minimum Guaranteed Death Benefit Reserves and New York State Regulation 151 and was approximately $715 thousand and $1,094 thousand at December 31, 2006 and 2005 respectively.

For the product, Lifetime Fixed V, base reserves are calculated in accordance with the Commissioners Annuity Reserve Valuation Method “CARVM” as the greatest present values, at the date of valuation, of all future benefits provided for by the contract on any day of each respective contract year. Reserves are based on the Annuity 2000 Table and interest rates on an issue year basis, varying by benefit type.

For deferred annuities in the pay out stage, Single Premium Immediate Annuities (“SPIA”) and supplementary contracts, the path of future guaranteed benefits with the highest present value is used to set policy reserves. For most fixed period annuity contracts (except for certain issues prior to 2002), this present value is calculated using the maximum statutory valuation interest rate for SPIA. Life annuity contracts are valued based on the Annuity 2000 table, and the maximum valuation interest rates on an issue year basis.

Withdrawal characteristics of annuity actuarial reserves and deposit-type contracts and other liabilities without life or disability contingencies at December 31, are as follows (in thousands):

	2006		2005
	Amount	Percent	Amount	Percent
Subject to discretionary withdrawal:
At book value without adjustment	$2,138,494	77.9%	$2,461,600	83.9%
At book value less current surrender charge of 5% or more	2,374	0.1	5,569	0.2
At fair value	555,776	20.2	416,980	14.2
Not subject to discretionary withdrawal	49,659	1.8	49,278	1.7
Total (gross)	2,746,303	100.0%	2,933,427	100.0%

Reinsurance ceded	—		—
Total (net)	$2,746,303		$2,933,427

Annuity reserves and deposit-type contract funds and other liabilities without life or disability contingencies for the year ended December 31, are as follows (in thousands):

	2006	2005
General Account:
Total annuities (excluding supplementary contracts) with life	$1,272,662	$1,560,531
Supplementary contracts with life contingencies	709	347
Miscellaneous reserves, GMDB	715	1,094
Deposit-type contracts	916,441	954,475
Subtotal	2,190,527	2,516,447
Separate Accounts:
Annuities	555,776	416,980
Total	$2,746,303	$2,933,427

Intelligent Variable Annuity Statement of Additional Information	B-39

Notes to statutory—basis financial statements	TIAA-CREF Life Insurance Company December 31, 2006	concluded

For Ordinary Life Insurance (including term plans, Universal Life and Variable Universal Life), reserves for all policies are calculated in accordance with New York State Insurance Regulation 147 using the 1980 CSO Table or 2001 CSO Table and interest rates of 4.5% and 4.0%. Term conversion reserves are based on TIAA-CREF Life term conversion mortality experience and interest at 4.5% or 4.0%. Liabilities for incurred but not reported life insurance claims and disability waiver of premium claims are based on historical experience and are set equal to a percentage of paid claims. Reserves for amounts not yet due for incurred but not reported disability waiver of premium claims are a percentage of the total Active Lives Disability Waiver of Premium Reserve.

The Company waives deduction of deferred fractional premiums upon death of the insured and returns any portion of the final premium beyond the date of death. The Company had no policies where the surrender values were in excess of the legally computed reserves at December 31, 2006 and December 31, 2005, respectively. As of December 31, 2006 and 2005, the Company had $2,168,127 thousand and $1,993,980 thousand of insurance in force for which the gross premiums were less than the net premiums according to the standard of valuation set by the State of New York. Reserves to cover the above insurance totaled $10,170 thousand and $5,611 thousand at December 31, 2006 and 2005, respectively.

For retained assets, an accumulation account issued from the proceeds of annuity and life insurance policies, reserves are held equal to the current account balances.

The Tabular Interest has been determined by formula as prescribed by the NAIC. The Tabular Less Actual Reserve Released has been determined by formula as prescribed by the NAIC. The Tabular Cost has been determined by formula as described in the instructions prescribed by the NAIC. For Immediate Annuities not involving life contingencies and Supplementary Contracts not involving life contingencies, for each valuation rate of interest, the tabular interest has been calculated as the product of the valuation rate times the mean liability for the year. For all other funds not involving life contingencies, tabular interest has been calculated as the total interest credited to such funds.

Note 12—reinsurance

In 2004, TIAA and TIAA-CREF Life entered into a series of agreements with Metropolitan Life Insurance Company (“MetLife”) including an administrative agreement for MetLife to service the long-term care business of TIAA and TIAA-CREF Life, an indemnity reinsurance agreement where TIAA and TIAA-CREF Life ceded to MetLife 100% of the long-term care liability and an assumption reinsurance agreement where, upon appropriate filings in each jurisdiction, MetLife has begun the process of offering the TIAA and TIAA-CREF Life policyholders the option of transferring their policies from TIAA and TIAA-CREF Life to MetLife.

In addition to the MetLife agreements, the Company enters into reinsurance agreements in the normal course of its insurance business to reduce overall risk. The Company remains liable for reinsurance ceded if the reinsurer fails to meet its obligation on the business assumed. All reinsurance is placed with unaffiliated reinsurers. The regulatory required liability for reserves ceded to unauthorized reinsurers is secured by letters of credit. The Company does not have reinsurance agreements in effect under which the reinsurer may unilaterally cancel the agreement. Amounts shown in the financial statements are reported net of the impact of reinsurance. The major lines in the accompanying financial statements that were reduced by the effect of these reinsurance agreements include (in thousands):

	2006	2005	2004
Premiums	$37,817	$30,621	$60,901
Increase in policy and contract reserves	66,915	52,446	47,473
Policy and contract reserves	195,794	128,878	76,432

Note 13—capital and surplus and shareholders’ dividends restrictions

The portion of contingency reserves represented or reduced by each item below as of December 31, are as follows (in thousands):

	2006	2005
Net unrealized capital (losses)	$(299)	$(221)
Asset valuation reserve	(1,205)	(3,810)
Deferred federal income tax	(139)	(1,406)
Non-admitted asset value	259	1,690
Prior year income adjustment	—	6,617

Capital: The Company has 2,500 shares of common stock authorized, issued and outstanding. All shares are Class A. The Company has no preferred stock outstanding.

Dividend Restrictions: Under the New York Insurance Law, the Company is permitted without prior insurance regulatory clearance to pay a stockholder dividend as long as the aggregated amount of all such dividends in any calendar year does not exceed the lesser of (i) 10% of its surplus to policyholders as of the immediately preceding calendar year and (ii) its net gain from operations for the immediately preceding calendar year (excluding realized investment gains). The Company generally has not paid dividends to its shareholder and has no plans to do so in the current year.

Restricted Common Stock and Preferred Stock: The Company does not have any restricted common stock or preferred stock.

Note 14—contingencies

It is the opinion of management that any liabilities which might arise from litigation, state guaranty fund assessments, and other matters, over and above amounts already provided for in the financial statements, are not considered material in relation to the Company’s financial position or the results of its operations.

B-40	Statement of Additional Information Intelligent Variable Annuity

730 Third Avenue

New York, NY 10017-3206

A

11/07

PART C: OTHER INFORMATION

Item 24.	Financial Statements and Exhibits

(a)	Financial Statements

Part A: None

Part B: Includes all required financial statements of the Separate Account and TIAA-CREF Life Insurance Company.

(b)	Exhibits

(1)	Resolution of the Board of Directors of TIAA-CREF Life Insurance Company establishing TIAA-CREF Life Separate Account VA-1 (Registrant)[1]

(2)	None

(3) (A)	Distribution Agreement by and among TIAA-CREF Life, TIAA-CREF Life on behalf of the Registrant, and Teachers Personal Investors Services, Inc. (TPIS)[8]

(B)	Selling Agreement between TPIS and TIAA-CREF Individual and Institutional Services, Inc. and Amendment thereto[1]

(4)	Form of Contract[9]

(5)	Form of Application[9]

(6) (A)	Charter of TIAA-CREF Life Insurance Company[2]

(B)	Bylaws of TIAA-CREF Life Insurance Company[2]

(7)	None

(8)

(A)	Form of Participation/Distribution Agreement with TIAA-CREF Life Funds[2]

(B)	Form of Participation Agreement between TIAA-CREF Life and Janus Aspen Series with respect to Institutional Shares.[3]

(C)	Form of Participation Agreement between TIAA-CREF Life and Janus Aspen Series with respect to Service Shares.[3]

(D)	Form of Participation Agreement among TIAA-CREF Life, Calamos Advisors Trust, Calamos Advisors LLC, and Calamos Financial Services LLC with respect to Institutional Shares.[3]

(E)	Form of Participation Agreement among TIAA-CREF Life, Credit Suisse Trust, Credit Suisse Asset Management, LLC, and Credit Suisse Asset Management Securities, Inc.[3]

(F)	Form of Participation Agreement among TIAA-CREF Life, Teachers Personal Investors Services, Inc., Franklin Templeton Variable Insurance Products Trust, and Franklin/Templeton Distributors, Inc.[3]

(G)	Form of Participation Agreement among TIAA-CREF Life, MFS Variable Insurance Trust, and Massachusetts Financial Services Company.[3]

(H)	Form of Participation Agreement among TIAA-CREF Life, Neuberger Berman Advisers Management Trust, and Neuberger Berman Management, Inc.[3]

(I)	Form of Participation Agreement among TIAA-CREF Life, PIMCO Variable Insurance Trust, and Allianz Global Investors Distributors LLC.[3]

(J)	Form of Participation Agreement among TIAA-CREF Life, Royce & Associates, LLC, and Royce Capital Fund.[3]

(K)	Form of Participation Agreement among TIAA-CREF Life, Delaware VIP Trust, Delaware Management Company, and Delaware Distributors, L.P.[3]

(L)	Form of Participation Agreement among TIAA-CREF Life, Salomon Brothers Variable Series Fund Inc., and Legg Mason Investor Services, LLC.[3]

(M)	Form of Participation Agreement among TIAA-CREF Life, Greenwich Street Series Fund, and Legg Mason Investor Services, LLC.[3]

(N)	Form of Participation Agreement among TIAA-CREF Life, Columbia Wanger Asset Management, LLP, Columbia Management Distributors, Inc., and Wanger Advisors Trust.[3]

(O)	Form of Participation Agreement among TIAA-CREF Life, WM Variable Trust, and WM Funds Distributor, Inc.[3]

(P)	Form of Participation Agreement among TIAA-CREF Life, The Prudential Series Fund, Prudential Investments LLC, and Prudential Investment Management Services LLC.[3]

(Q)	Form of Participation Agreement between Principal Variable Contracts Fund, Inc., Principal Funds Distributor Inc. and TIAA Life Insurance Company.[4]

(R)

Amendment to Participation and Distribution Agreement by and among TIAA-CREF Life, TIAA-CREF Life on behalf of the Registrant, and Teachers Personal Investors Services, Inc., dated as of October 19, 2004.[5]

(S)	Amendment to Participation and Distribution Agreement among TIAA-CREF Life Insurance Company, TIAA-CREF Life Funds, and Teachers Personal Investors Services, Inc., dated as of September 15, 2005.[6]

(T)	Form of Amendment to Fund Participation Agreement between Calamos Financial Services LLC and TIAA-CREF Life Insurance Company.[4]

(U)	Form of Amendment to Fund Participation Agreement by and between Delaware VIP Trust, Delaware Management Company, Delaware Distributors, L.P. and TIAA-CREF Life Insurance Company.[4]

(V)	Amendment to Participation Agreement by and among Legg Mason Investors Services, LLC, Legg Mason Partners Variable Equity Trust, and TIAA-CREF Life Insurance Company.*

(W)	Amendment to Participation Agreement by and among Legg Mason Investors Services, LLC, Legg Mason Partners Variable Income Trust, Legg Mason Partners Variable Equity Trust, and TIAA-CREF Life Insurance Company.*

(X)

Form of Amendment to Participation Agreement by and among Credit Suisse Trust, Credit Suisse Asset Management LLC, and Credit Suisse Asset Management Securities, Inc and TIAA-CREF Life Insurance Company.[4]

(Y)	Form of Fund/SERV and Networking Supplement to Participation Agreement by and among MFS Variable Insurance Trust and Massachusetts Financial Services Company.[4]

(Z)	Amendment to Participation Agreement between TIAA-CREF Life and Janus Aspen Series with respect to Institutional Shares, dated July 24, 2007.*

(AA)	Amendment to Participation Agreement between TIAA-CREF Life and Janus Aspen Series with respect to Service Shares, dated July 24, 2007.*

(AB)	Amendment to Participation Agreement among TIAA-CREF Life, Calamos Advisors Trust, Calamos Advisors LLC, and Calamos Financial Services LLC with respect to Institutional Shares, dated July 24, 2007.*

(AC)	Amendment to Participation Agreement among TIAA-CREF Life, Credit Suisse Trust, Credit Suisse Asset Management, LLC, and Credit Suisse Asset Management Securities, Inc., dated July 24, 2007.*

(AD1)

Form of Amendment to Participation Agreement between Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc. and TIAA-CREF Life Insurance Company and Teachers Personal Investors Services, LLC, dated July 24, 2007.[9]

(AD2)	Amendment No. 2 to Participation Agreement between Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc. and TIAA-CREF Life Insurance Company dated August 1, 2007.*

(AE)	Amendment to Participation Agreement among TIAA-CREF Life, MFS Variable Insurance Trust, and Massachusetts Financial Services Company, dated July 1, 2007.*

(AF)	Amendment to Participation Agreement among TIAA-CREF Life, Neuberger Berman Advisers Management Trust, and Neuberger Berman Management, Inc., dated July 27, 2007.*

(AG)	Amendment to Participation Agreement among TIAA-CREF Life, PIMCO Variable Insurance Trust, and Allianz Global Investors Distributors LLC, dated July 24, 2007.*

(AH)	Amendment to Participation Agreement among TIAA-CREF Life, Royce & Associates, LLC, and Royce Capital Fund, dated July 24, 2007.*

(AI)	Amendment to Participation Agreement among TIAA-CREF Life, Delaware VIP Trust, Delaware Management Company, and Delaware Distributors, L.P., dated July 24, 2007.*

(AJ)	Form of Amendment to Participation Agreement among TIAA-CREF Life, Salomon Brothers Variable Series Fund Inc., and Legg Mason Investor Services, LLC, dated July 27, 2007.[9]

(AK)	Form of Amendment to Participation Agreement among TIAA-CREF Life, Greenwich Street Series Fund, and Legg Mason Investor Services, LLC, dated July 27, 2007.[9]

(AL)	Amendment to Participation Agreement among TIAA-CREF Life, Columbia Wanger Asset Management, LLP, Columbia Management Distributors, Inc., and Wanger Advisors Trust, dated July 24, 2007.*

(AM)	Amendment to Participation Agreement among TIAA-CREF Life, The Prudential Series Fund, Prudential Investments LLC, and Prudential Investment Management Services LLC, dated July 24, 2007.*

(AN)	Amendment to Participation Agreement between Principal Variable Contracts Fund, Inc., Principal Funds Distributor Inc. and TIAA-CREF Life Insurance Company, dated as of July 24, 2007.*

(AO)	Form of Shareholder Information Agreement between Credit Suisse Asset Management Securities, Inc. and TIAA-CREF Life Insurance Company.[4]

(AP)	Form of Shareholder Information Agreement between Delaware Service Company, Inc. Securities, Inc. and TIAA-CREF Life Insurance Company.[4]

(AQ)	Form of Shareholder Information Agreement between Neuberger Berman Management Inc. and TIAA-CREF Life Insurance Company.[4]

(AR)	Form of Shareholder Information Agreement between Prudential Investment Management Services LLC and TIAA-CREF Life Insurance Company.[4]

(AS)	Form of Shareholder Information Agreement between Royce Fund Services, Inc. and TIAA-CREF.[4]

(AT)	Form of Shareholder Information Agreement between Teachers Personal Investors Services, Inc. and TIAA-CREF Life Insurance Company.[7]

(AU)	Form of Shareholder Information Agreement between MFS Fund Distributors, Inc. and TIAA-CREF Life Insurance Company.[4]

(AV)	Form of Shareholder Information Agreement between Allianz Global Investors Distributors LLC and TIAA-CREF Life Insurance Company.[4]

(AW)	Form Shareholder Information Agreement between Franklin Templeton Franklin/Templeton Distributors, Inc. and TIAA-CREF Life Insurance Company.[4]

(AX)	Form of Amendment to Administrative Services Agreement by and among Legg Mason Investors Services, LLC and TIAA-CREF Life Insurance Company.[4]

(AY)	Form of Amendment to Administrative Services Agreement by and among Legg Mason Investors Services, LLC and TIAA-CREF Life Insurance Company.[4]

(AZ)	Distribution and Administrative Service Agreement between Neuberger Management Inc and TIAA-CREF Life Insurance Company.[4]

(BA)	Form of Administrative Services Agreement between Columbia Management Distributors, Inc. and TIAA-CREF Life Insurance Company.[4]

(BB)	Administrative Services Agreement between Credit Suisse Asset Management, LLC and TIAA-CREF Life Insurance Company.[4]

(BC)	Administrative Services Agreement by and between Franklin Templeton Services, LLC, and TIAA-CREF Life Insurance Company.[4]

(BD)	Administrative Services Agreement between Legg Mason Investor Services, LLC and TIAA-CREF Life Insurance Company.[4]

(BE)	Administrative Services Agreement between Janus Capital Management LLC and TIAA-CREF Life Insurance Company.[4]

(BF)	Distribution and Shareholder Services Agreement between Janus Distributors LLC and TIAA-CREF Life Insurance Company.[4]

(BG)	Administrative Services Agreement between Royce & Associates, LLC and TIAA-CREF Life Insurance Company.*

(BH)	Amendment No. 1 to the Administrative Services Agreement by and between Franklin Templeton Services, LLC, and TIAA-CREF Life Insurance Company.*

(BI)	Amendment No. 1 to Administrative Services Agreement by and among Legg Mason Investors Services, LLC and TIAA-CREF Life Insurance Company.*

(BJ)	Amendment No. 1 to Administrative Services Agreement by and among Legg Mason Investors Services, LLC and TIAA-CREF Life Insurance Company.*

(9)	Legality Opinion and Consent of George W. Madison, Esquire*

(10) (A)	Consent of Sutherland Asbill & Brennan LLP*

(B)	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm*

(C)	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm*

(11)	None

(12)	None

(13)	Powers of Attorney.[7]

[1]	Incorporated by reference to the initial filing of the Registration Statement on Form N-4, filed August 18, 1998 (File No. 333-61761 and 811-08963).

[2]	Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form S-6, filed January 31, 2002 (File No. 333-62162).

[3]	Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-6, filed March 9, 2006, (File Nos. 333-128699 and 811-10393).

[4]	Incorporated by reference to Post-Effective Amendment No. 2 to the Registration Statement on Form N-6, filed May 2, 2007 (File Nos. 333-128699 and 811-10393).

[5]	Incorporated by reference to Post-Effective Amendment No. 5 to the Registration Statement on Form N-6, filed May 3, 2005 (File Nos. 333-62162 and 811-10393).

[6]	Incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form N-6, filed May 1, 2006 (File Nos. 333-128699 and 811-10393).

[7]	Incorporated by reference to Post-Effective Amendment No. 7 to the Registration Statement on Form N-4, filed May 1, 2007 (File Nos. 333-46414 and 811-08963).

[8]	Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4, filed December 9, 1998 (File Nos. 333-61761 and 811-08963).

[9]	Incorporated by reference to the initial filing of the Registration Statement on Form N-4, filed August 2, 2007 (File Nos. 333-145064 and 811-08963).

*	Filed Herewith.

Item 25.	Directors and Officers of the Depositor

Name and Principal Business Address*	Position and Offices with Depositor
Bret L. Benham	Director, Chairman, President & Chief Executive Officer
Elizabeth D. Black	Director
Brian S. Browdie	Director
Monica D. Calhoun	Director
Matthew F. Daitch	Director
Stephen B. Gruppo	Director
Harry I. Klaristenfeld	Director
Padelford L. Lattimer	Director
Gary W. Mauger	Director
Steven J. Maynard	Director
Craig K. Nordyke	Director
Nancy O. Tigner	Director
Paul S. Woodbury	Director
Gary Chinery	Vice President and Treasurer
Linda Dougherty	Vice President & Chief Financial Officer
Marjorie Pierre-Merrit	Secretary
Sanjeev Handa	Chief Investment Officer
Harry I. Klaristenfeld	Appointed Actuary
Jeffrey S. Goldin	Illustration Actuary
Jorge Gutierrez	Assistant Treasurer
Stephen Liberatore	Assistant Investment Officer
Edward Hancock	Chief Legal Officer
Craig Nordyke	Vice President & Actuary
Stephen Steinberg	Vice President & Actuary
Wayne Smiley	Chief Compliance Officer
Ana Ramirez	Vice President and Finance Manager
Edward J. Leahy	Assistant Secretary
Benjamin Leiser	Assistant Secretary
Roger A. Vellekamp	Assistant Secretary

*	The principal business address for each officer and director is 730 Third Avenue, New York, New York 10017-3206

Item 26.	Persons Controlled by or Under Common Control With the Depositor or Registrant

TIAA-CREF Life Insurance Company, the depositor, is a direct wholly owned subsidiary of TIAA-CREF Enterprises, Inc. which is a wholly owned subsidiary of Teachers Insurance and Annuity Association of America (TIAA). The following companies are subsidiaries of TIAA and are included in the consolidated financial statements of TIAA.

485 Properties, LLC

730 Texas Forest Holdings, Inc.

730 Texas Timberlands, Ltd.

730 Texas Timberlands II, Ltd.

Ataya Hardwoods, LLC

Bethesda ARC, LLC

Bethesda HARC, LLC

BISYS Crossings I, LLC

Boca 10 A & B LLC

Boca 10 C & D LLC

Boca 11 A LLC

Boca 54 Land Associates LLC

Boca 54 North LLC

Carillon Pointe, LLC

Ceres Agricultural Properties, LLC

CTG & P, LLC

DAN Properties, Inc.

GA-Buckhead, L.L.C.

IL-161 Clark Street, L.L.C.

Industrial Property Fund VI, LLC

JV Georgia One, Inc.

JV Minnesota One, Inc.

JWL Properties, Inc.

Kaspick & Company, LLC

Liberty Place Retail, Inc. (Pennsylvania non-stock, non-profit corporation)

Light Street Partners LLP (Partnership) (Maryland entity)

Light Street Partners Ballston, Inc.

Light Street Partners Ballston Limited Partnership

Lindmont Development, LLC

M.O.A. Enterprises, Inc.

MOA Investors I, Inc.

ND Properties, Inc.

ND La Jolla, LLC

ND-T Street, LLC

One Boston Place, LLC (Maryland entity)

One Boston Place Real Estate Investment Trust

Renewable Timber Resources, LLC

Savannah Teachers Properties, Inc.

Storage Portfolio I, LLC

Strategic Industrial Properties I, LLC

T-C SMA I, LLC

T-C Sports Co., Inc.

TCAM Core Property Fund LP

TCAM Core Property Fund GP LLC

TCAM Core Property Fund Operating GP LLC

TCAM Core Property Fund Operating LP

TCAM Core Property Fund REIT LLC

TCPC Associates, LLC

TCT Holdings, Inc.

T-Investment Properties Corp.

T-Land Corp.

T-Pointe, LLC

Teachers Advisors, Inc.

Teachers Belvidere Properties, LLC

Teachers Boca Properties II, Inc.

Teachers Concourse, LLC

Teachers Mayflower, LLC

Teachers Michigan Properties, Inc.

Teachers Pennsylvania Realty, Inc. (Pennsylvania non-stock, non-profit corporation)

Teachers Personal Investors Services, Inc.

Teachers REA, LLC

Teachers REA II, LLC

Teachers REA III, LLC

Teachers West, LLC

TIAA 485 Boca 54 LLC

TIAA 485 Clarendon, LLC

TIAA Bay Isle Key II Member, LLC

TIAA Bay Isle Key II, LLC

TIAA Canada Retail Business Trust

TIAA CMBS I, LLC

TIAA Diamond Investor, LLC

TIAA European Funding Trust

TIAA Florida Mall, LLC

TIAA Franklin Square, LLC

TIAA Gemini Office, LLC

TIAA Global Markets, Inc.

TIAA Lakepointe, LLC

TIAA Miami International Mall, LLC

TIAA Realty, Inc.

TIAA Realty Capital Management, LLC

TIAA Retail Commercial LLC

TIAA SF One, LLC

TIAA-Shenandoah, LLC

TIAA Stafford-Harrison, LLC

TIAA Timberlands I, LLC

TIAA Timberlands II, LLC

TIAA The Reserve II Member, LLC

TIAA The Reserve II, LLC

TIAA Union Place Phase I, LLC

TIAA West Town Mall, LLC

TIAA-CREF Asset Management Core Property Fund LP

TIAA-CREF Enterprises, Inc.

TIAA-CREF Insurance Agency, LLC

TIAA-CREF Individual & Institutional Services, LLC

TIAA-CREF International Investments Limited (formed in Jersey Channel Islands, UK)

TIAA-CREF Investment Management, LLC

TIAA-CREF Life Insurance Company (New York entity)

TIAA-CREF LPHC, LLC

TIAA-CREF Redwood, LLC

TIAA-CREF Trust Company, FSB (a Federal Savings Bank)

TIAA-CREF Tuition Financing, Inc.

TIAA-CREF U.S. Real Estate Fund I, L.P.

TIAA-CREF USREF I GP, LLC

TIAA-CREF USREF I REIT, LLC

TREA 10 Schalks Crossing Road, LLC

TREA 1401 H, LLC

TREA Broadlands, LLC

TREA Florida Retail, LLC

TREA GA Reserve, LLC

TREA Retail Fund-K, LLC

TREA Retail Property Portfolio 2006, LLC

TREA Rockville, LLC

TREA Weston, LLC

TREA Wilshire Rodeo, LLC

Union Place Phase I, LLC

WA-WTC, L.L.C.

WRC Properties, Inc.

Notes

(1):	All subsidiaries are Delaware entities except as follows:

a)	Maryland entities: Light Street Partners, LLP and One Boston Place Real Estate Investment Trust

b)	New York entities: College Credit Trust and TIAA-CREF Life Insurance Company

c)	Pennsylvania non-stock, non-profit corporations: Liberty Place Retail, Inc. and Teachers Pennsylvania Realty, Inc.

d)	TIAA-CREF Trust Company, FSB is a Federal Savings Bank

e)	TIAA-CREF International Investments Limited formed in Jersey Channel Islands, UK

(2):	ND Properties, Inc. wholly or partially owns interests in four Delaware entities and sixteen foreign entities.

Item 27.	Number of Contractowners

As of October 1, 2007, there were no Owners of the Contracts.

Item 28.	Indemnification

The TIAA-CREF Life bylaws provide that the TIAA-CREF Life Insurance Company will indemnify, in the manner and to the fullest extent permitted by law, each person made or threatened to be made a party to any action, suit or proceeding, whether or not by or in the right of the TIAA-CREF Life Insurance Company, and whether civil, criminal, administrative, investigative or otherwise, by reason of the fact that he or she or his or her testator or intestate is or was a director, officer or employee of the TIAA-CREF Life Insurance Company, or is or was serving at the request of the TIAA-CREF Life Insurance Company as director, officer or employee of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, if such director, officer or employee acted, in good faith, for a purpose which he reasonably believed to be in, or in the case of service for any other corporation or any partnership, joint venture trust, employee benefit plan or other enterprise, not opposed to, the best interests of the TIAA-CREF Life Insurance Company and in criminal actions or proceedings, in addition, had no reasonable cause to believe his or her conduct was unlawful. To the fullest extent permitted by law such indemnification shall include judgments, fines, amounts paid in settlement, and reasonable expenses, including attorneys’ fees. No payment of indemnification, advance or allowance under the foregoing provisions shall be made unless a notice shall have been filed with the Superintendent of Insurance of the State of New York not less than thirty days prior to such payment specifying the persons to be paid, the amounts to be paid, the manner in which payment is authorized and the nature and status, at the time of such notice, of the litigation or threatened litigation.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (“Securities Act”) may be permitted to officers and directors of the Depositor, pursuant to the foregoing provision or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director or officer in connection with the successful defense of any action, suit or proceeding) is asserted by a director or officer in connection with the securities being registered, the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in that Act and will be governed by the final adjudication of such issue.

Item 29.	Principal Underwriter

(a) Teachers Personal Investors Service, Inc. (“TPIS”), acts as principal underwriter for Registrant, TIAA-CREF Life Separate Account VLI-1, TIAA Separate Account VA-1, TIAA-CREF Life Funds, TIAA-CREF Mutual Funds, and TIAA-CREF Institutional Mutual Funds.

(b) The officers of TPIS and their positions and offices with TPIS and the Registrant are listed in Schedule A of Form BD as currently on file with the Commission (File No. 8-47051), the text of which is hereby incorporated by reference.

(c)	Name of Principal Underwriter	Net Underwriting Discounts and Commissions for year ending 12/31/06	Compensation on Redemption	Brokerage Commissions	Compensation
	Teachers Personal Investors Services, Inc.	$354,947	$0	$0	$0

Item 30.	Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the rules promulgated thereunder are maintained at the Registrant’s home office, 730 Third Avenue, New York, New York 10017, and at other offices of the Registrant located at 8500 Andrew Carnegie Boulevard, Charlotte, North Carolina 28262. In addition, certain duplicated records are maintained at Iron Mountain (Pierce Leahy) Archives, 64 Leone Lane, Chester, NY 10918, Citistorage, 20 North 12th Street, Brooklyn, NY 11211 and File Vault, 839 Exchange Street, Charlotte, NC 28208.

Item 31.	Management Services

Not applicable.

Item 32.	Undertakings

(a) The Registrant undertakes to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b) The Registrant undertakes to include either (1) as part of any application to purchase a Contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

(c) The Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under Form N-4 promptly upon written or oral request.

(d) TIAA-CREF Life represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by TIAA-CREF Life. TIAA-CREF Life bases its representation on its assessment of all of the facts and circumstances, including such relevant factors, as: the nature and extent of such services, expenses and risks; the need for TIAA-CREF Life to earn a profit; and the degree to which the Contracts include innovative features. This representation applies to all Contracts sold pursuant to this Registration Statement, including those sold on the terms specifically described in the Prospectus contained herein, or any variations therein, based on supplements, endorsements, or riders to any Contracts or prospectus, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, TIAA Life Separate Account VA-1 has duly caused this registration statement to be signed on its behalf by the undersigned, duly authorized, in the City of New York, and State of New York on the 29th day of October, 2007.

TIAA-CREF LIFE SEPARATE ACCOUNT VA-1

By:	TIAA-CREF Life Insurance Company (On behalf of the Registrant and itself)

By:	/s/ Bret L. Benham
Bret L. Benham
Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on October 29, 2007, in the capacities indicated.

Signature	Title

/s/ Bret L. Benham Bret L. Benham	Chairman, President and Chief Executive Officer

/s/ Linda S. Dougherty Linda S. Dougherty	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

Signature of Director	Signature of Director

/s/ Bret L. Benham Bret L. Benham, Chairman	/s/ Harry I. Klaristenfeld Harry I. Klaristenfeld

/s/ Elizabeth D. Black Elizabeth D. Black	/s/ Steve J. Maynard Steve J. Maynard

/s/ Monica D. Calhoun Monica D. Calhoun	/s/ Craig K. Nordyke Craig K. Nordyke

/s/ Stephen B. Gruppo Stephen B. Gruppo	Nancy O. Tigner

Padelford Lattimer

EXHIBIT INDEX

(8)(V)	Amendment to Participation Agreement by and among Legg Mason Investors Services, LLC, Legg Mason Partners Variable Equity Trust, and TIAA-CREF Life Insurance Company.

(W)	Amendment to Participation Agreement by and among Legg Mason Investors Services, LLC, Legg Mason Partners Variable Income Trust, Legg Mason Partners Variable Equity Trust, and TIAA-CREF Life Insurance Company.

(Z)	Amendment to Participation Agreement between TIAA-CREF Life and Janus Aspen Series with respect to Institutional Shares, dated July 24, 2007.

(AA)	Amendment to Participation Agreement between TIAA-CREF Life and Janus Aspen Series with respect to Service Shares, dated July 24, 2007.

(AB)	Amendment to Participation Agreement among TIAA-CREF Life, Calamos Advisors Trust, Calamos Advisors LLC, and Calamos Financial Services LLC with respect to Institutional Shares, dated July 24, 2007.

(AC)	Amendment to Participation Agreement among TIAA-CREF Life, Credit Suisse Trust, Credit Suisse Asset Management, LLC, and Credit Suisse Asset Management Securities, Inc., dated July 24, 2007.

(AD2)	Amendment No. 2 to Participation Agreement between Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc. and TIAA-CREF Life Insurance Company dated August 1, 2007.

(AE)	Amendment to Participation Agreement among TIAA-CREF Life, MFS Variable Insurance Trust, and Massachusetts Financial Services Company, dated July 1, 2007.

(AF)	Amendment to Participation Agreement among TIAA-CREF Life, Neuberger Berman Advisers Management Trust, and Neuberger Berman Management, Inc., dated July 27, 2007.

(AG)	Amendment to Participation Agreement among TIAA-CREF Life, PIMCO Variable Insurance Trust, and Allianz Global Investors Distributors LLC, dated July 24, 2007.

(AH)	Amendment to Participation Agreement among TIAA-CREF Life, Royce & Associates, LLC, and Royce Capital Fund, dated July 24, 2007.

(AI)	Amendment to Participation Agreement among TIAA-CREF Life, Delaware VIP Trust, Delaware Management Company, and Delaware Distributors, L.P., dated July 24, 2007.

(AL)	Amendment to Participation Agreement among TIAA-CREF Life, Columbia Wanger Asset Management, LLP, Columbia Management Distributors, Inc., and Wanger Advisors Trust, dated July 24, 2007.

(AM)	Amendment to Participation Agreement among TIAA-CREF Life, The Prudential Series Fund, Prudential Investments LLC, and Prudential Investment Management Services LLC, dated July 24, 2007.

(AN)	Amendment to Participation Agreement between Principal Variable Contracts Fund, Inc., Principal Funds Distributor Inc. and TIAA-CREF Life Insurance Company, dated as of July 24, 2007.

(BG)	Administrative Services Agreement between Royce & Associates, LLC and TIAA-CREF Life Insurance Company.

(BH)	Amendment No. 1 to the Administrative Services Agreement by and between Franklin Templeton Services, LLC, and TIAA-CREF Life Insurance Company.

(BI)	Amendment No. 1 to Administrative Services Agreement by and among Legg Mason Investors Services, LLC and TIAA-CREF Life Insurance Company.

(BJ)	Amendment No. 1 to Administrative Services Agreement by and among Legg Mason Investors Services, LLC and TIAA-CREF Life Insurance Company.

(9)	Legality Opinion and Consent of George W. Madison, Esquire

(10)(A)	Consent of Sutherland Asbill & Brennan LLP

(B)	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

(C)	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm